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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-210397

PROSPECTUS

Community Healthcare Trust
Incorporated

4,500,000 Shares of Common Stock

        Community Healthcare Trust Incorporated is a fully-integrated healthcare real estate company that acquires and owns properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers located in geographic areas primarily outside of urban centers. As a result of favorable demographic trends affecting the healthcare industry, continuing increases in healthcare spending and the continuing shift in the delivery of healthcare services to community-based outpatient facilities, we believe our target properties are essential for healthcare providers to serve their local markets. Our management team has significant healthcare, real estate and public real estate investment trust, or REIT, experience and has long-established relationships with a wide range of healthcare providers, which we believe provides us a competitive advantage in sourcing growth opportunities that produce attractive risk-adjusted returns.

        We are offering 4,500,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "CHCT." On April 6, 2016 the last sale price of our common stock, as reported on the NYSE, was $17.87 per share.

        We are an "emerging growth company" under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company" beginning on page 7 of this prospectus.

        We are a Maryland corporation and intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2015. Our common stock is subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter provides that, subject to certain exceptions, no person may beneficially own or constructively own more than 9.8% in value of the outstanding shares of our capital stock and 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 15 of this prospectus.

	Per Share	Total

Public offering price	$17.75	$79,875,000

Underwriting discounts and commissions(1)	$0.97625	$4,393,125

Proceeds, before expenses, to us	$16.77375	$75,481,875

(1)
See "Underwriting" for additional disclosure regarding the underwriting discounts and commissions and other expenses payable to the underwriters by us.

        We have granted the underwriters an option to purchase up to an additional 675,000 shares of common stock from us at the public offering price less the underwriting discount for 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Delivery of the shares of common stock in book-entry form will be made on or about April 12, 2016.

Prospectus dated April 6, 2016

Sandler O'Neill + Partners, L.P.	Evercore ISI	SunTrust Robinson Humphrey

BB&T Capital Markets	Janney Montgomery Scott	Oppenheimer & Co.

Berry Surgery Center Farmington Hills, Michigan	Dahlonega Medical Mall Dahlonega, Georgia

Prairie Star Medical Facility Shawnee, Kansas	Northwest Hospital Health Center Winfield, Alabama

Parkway Professional Center Lakeland, Florida	Cypress Medical Center Wichita, Kansas

        You should rely only upon the information contained in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Industry and Market Data

        We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available sources and industry publications. Our forecasts and projections are based on industry surveys and the preparers' experience in the industry and there can be no assurance that any of our projections will be achieved. We believe that the surveys and market research others have

i

performed are reliable, but we have not independently verified this information and the accuracy and completeness of the information are not guaranteed. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those described under the heading "Risk Factors" in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on February 26, 2016, or our 2015 10-K, which is incorporated by reference in this prospectus.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. It is not complete and may not contain all of the information that you should consider before making an investment in our common stock. You should read carefully the entire prospectus, including the information set forth under "Risk Factors," our financial statements and the other information incorporated by reference in this prospectus.

        Unless the context otherwise requires or indicates, references in this prospectus to "we," "us," "our," "the Company," "our company" and "Community Healthcare Trust" refer to Community Healthcare Trust Incorporated, a Maryland corporation that intends to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes, together with its consolidated subsidiaries, including Community Healthcare OP, LP, a Delaware limited partnership, or our operating partnership, of which we are the sole general partner and own 100% of its interests. In this prospectus, we define "Non-Urban" areas as, collectively, suburban areas, exurban areas (areas adjoining metropolitan statistical areas) and micropolitan areas (areas with populations of 10,000 to 50,000 that do not directly border larger urban areas). Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

Overview

        We are a fully-integrated healthcare real estate company that is organized as a Maryland corporation. We acquire and own properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers primarily in Non-Urban markets. Our strategic focus is to invest in real estate that is diversified across healthcare provider, geography, facility type and industry segment. We believe that favorable demographic trends, continuing increases in healthcare spending and the continuing shift in the delivery of healthcare services to community-based outpatient facilities create attractive opportunities for us. We focus on Non-Urban healthcare facilities because we believe these properties are essential to healthcare providers in their local markets and can generate more attractive risk-adjusted returns than similar facilities in urban markets. In addition, we believe our management team's extensive relationships with healthcare providers and owners of healthcare facilities provide us with the opportunity to acquire attractive Non-Urban healthcare facilities outside of a competitive bidding process. Furthermore, we believe there is significantly less competition from existing REITs and institutional buyers for these Non-Urban assets.

        We completed our initial public offering, or our IPO, in May 2015, pursuant to which we issued an aggregate of 7,187,500 shares of common stock, including shares of common stock issued upon exercise of the underwriters' option to purchase additional shares of common stock in full, and received approximately $125.2 million of net proceeds. Simultaneously with the closing of the IPO, we completed a private placement of an aggregate of 123,683 shares of common stock to certain directors and officers of the Company, including Timothy G. Wallace, our Chairman, Chief Executive Officer and President, for an aggregate purchase price of $2.3 million, which we refer to as the concurrent private placement.

        Substantially all of our revenues are derived from net leases pursuant to which our tenants are generally responsible for substantially all of the property operating expenses relating to the property, including real estate taxes, utilities, property insurance, routine maintenance and repairs and property management. We believe this net lease structure helps insulate us from increases in certain property operating expenses and provides more predictable cash flow. The leases for our properties typically include rent escalation provisions designed to provide us with annual growth in our rental revenues. Tenants of our properties include many nationally recognized healthcare providers (or their affiliates), such as Adventist HealthCare, Inc., or Adventist, Hospital Corporation of America, or HCA, Fresenius

Medical Care AG & Co., KGaA, or Fresenius, and AmSurg Corp., or AmSurg. Through these property investments and corresponding operating income, we seek to generate attractive risk-adjusted returns for our stockholders through a combination of stable and increasing dividends and potential long-term appreciation in the value of our properties and the value of our common stock.

Recent Developments

  IPO Properties and Additional Properties

        We used a portion of the net proceeds from our IPO and the concurrent private placement to acquire 30 properties for an aggregate of approximately $96.4 million within 35 days following the closing of our IPO. We refer to these properties as our IPO Properties. Our IPO Properties are located in 15 states with an aggregate of approximately 528,300 rentable square feet. As of December 31, 2015, our IPO Properties were approximately 92.32% leased to 60 tenants.

        Since our IPO and the acquisition of our IPO Properties, we have used the remaining net proceeds from our IPO and concurrent private placement, as well as borrowings under our credit facility (as defined below), to acquire an additional 14 properties and finance two mortgage investments for an aggregate of approximately $82.2 million, located in 10 states with an aggregate of approximately 492,700 rentable square feet. We refer to these properties and mortgage investments, collectively, as our Additional Properties. As of December 31, 2015, our Additional Properties were approximately 97.72% leased to 37 tenants.

        In this prospectus, we refer to our IPO Properties and our Additional Properties, collectively, as our Property Portfolio. As of December 31, 2015, our Property Portfolio was comprised of an aggregate of approximately 1,021,000 rentable square feet and was approximately 94.93% leased to 97 tenants. Our Property Portfolio had a weighted average remaining lease term of approximately 5.58 years as of December 31, 2015. The table below provides certain information regarding our Property Portfolio as of December 31, 2015:

Property	Location		Facility Type(1)	Total Sq. Ft.	In-Place Occupancy	Annualized Revenue(2)($)	Annualized Revenue (%)	Annualized Revenue Per Sq. Ft. ($)	Principal Tenant / Affiliate of
IPO Properties
Provena Medical Center	Bourbonnais	IL	MOB	54,000	91.60%	857,444	4.70%	17.33	Presence Health
Cypress Medical Center	Wichita	KS	MOB	43,945	92.55%	830,974	4.55%	20.43	HCA & Kansas Medical Center
Bayside Medical Center	Pasadena	TX	MOB	51,316	67.80%	715,898	3.92%	20.58	HCA
Los Alamos Professional Plaza	Alamo	TX	MOB	41,797	96.09%	567,402	3.11%	14.13	CVS & Hidalgo County
Northwest Surgery Center	Houston	TX	ASC	11,200	100.00%	466,356	2.56%	41.64	Northwest Surgery Associates
Prairie Star Medical Facility I	Shawnee	KS	PC	24,557	100.00%	460,444	2.52%	18.75	Adventist Health System
Grandview Plaza	Lancaster	PA	PC	20,000	100.00%	459,612	2.52%	22.98	Wellspan Health & Lancaster General Medical Group
Prairie Star Medical Facility II	Shawnee	KS	MOB	24,840	89.53%	450,082	2.47%	20.24	Adventist Health System
Family Medicine East	Wichita	KS	PC	16,581	100.00%	410,838	2.25%	24.78	Family Medicine East Chartered
Cavalier Medical & Dialysis Center	Florence	KY	MOB	36,362	80.72%	393,495	2.16%	13.41	Kumar Dialysis
Brook Park Medical Building	Brook Park	OH	MOB	18,444	100.00%	367,490	2.01%	19.92	Southwest Community Health Systems
Dahlonega Medical Mall	Dahlonega	GA	MOB	20,621	100.00%	347,672	1.90%	16.86	Georgia Mountain Health Services
Fresenius Florence Dialysis Center	Florence	KY	DC	18,283	100.00%	323,415	1.77%	17.69	Fresenius Medical Care
Columbia Gastroenterology Surgery Center	Columbia	SC	ASC	16,969	93.99%	317,101	1.74%	19.88	Palmetto Health
Liberty Dialysis	Castle Rock	CO	DC	8,450	100.00%	292,704	1.60%	34.64	Fresenius Medical Care
UW Health Clinic	Portage	WI	PC	14,000	100.00%	290,151	1.59%	20.73	University of Wisconsin Health Clinics
Desert Endoscopy Center	Tempe	AZ	ASC	13,000	100.00%	279,018	1.53%	21.46	The Mesa AZ Endoscopy, ASC
Bassin Center for Plastic Surgery	Lady Lake	FL	PC	2,894	100.00%	269,471	1.48%	93.11	Roger E. Bassin, M.D.
Continuum Wellness Center	Gilbert	AZ	PC	8,200	100.00%	259,574	1.42%	31.66	Agility Health
Fresenius Dialysis Center	Corsicana	TX	DC	17,699	82.59%	238,368	1.31%	16.31	Fresenius Medical Care
Gulf Coast Cancer Centers	Gulf Shores	AL	OC	6,398	100.00%	190,980	1.05%	29.85	Vantage Oncology
Court Street Surgery Center	Circleville	OH	ASC	7,787	88.76%	186,983	1.02%	27.05	Surgery Partners
Gulf Coast Cancer Centers	Foley	AL	OC	6,146	100.00%	183,458	1.01%	29.85	Vantage Oncology
Virginia Orthopedic & Spine Specialists	Portsmouth	VA	PC	8,445	100.00%	168,900	0.93%	20.00	Bon Secours Health System
Bassin Center for Plastic Surgery	Viera	FL	PC	5,228	100.00%	149,168	0.82%	28.53	Roger E. Bassin, M.D.
Fresenius Gallipolis Dialysis Center	Gallipolis	OH	DC	15,110	100.00%	137,805	0.75%	9.12	Fresenius Medical Care
Bassin Center for Plastic Surgery	Orlando	FL	PC	2,420	100.00%	124,736	0.68%	51.54	Roger E. Bassin, M.D.
Gulf Coast Cancer Centers	Brewton	AL	OC	3,971	100.00%	118,534	0.65%	29.85	Vantage Oncology
Fresenius Ft. Valley	Fort Valley	GA	DC	4,920	100.00%	113,370	0.62%	23.04	Fresenius Medical Care
Davita Etowah Dialysis Center	Etowah	TN	DC	4,720	100.00%	66,055	0.36%	13.99	DaVita Health Partners
IPO Properties Total				528,303	92.32%	$10,037,498	55.00%	$20.58

Additional Properties
Chicago Behavioral Hospital(3)(4)	Des Plaines	IL	BF	85,000	100.00%	1,394,096	7.64%	16.40	Chicago Behavioral Hospital
AMG Specialty Hospital(3)	Lafayette	LA	LTAC	29,890	100.00%	1,059,514	5.81%	35.45	Acadiana Management Group
Treasure Coast Medical Pavilion(5)	Jenson Beach	FL	MOB	56,457	100.00%	833,740	4.57%	14.77	Martin Memorial Med Center
Parkway Professional Plaza(5)	Lakeland	FL	MOB	40,036	84.18%	649,505	3.56%	19.27	Innovations Surgery Center
Berry Surgical Center	Farmington Hills	MI	ASC	27,217	82.00%	613,117	3.36%	27.47	Tenet Health
NovaMed Surgery Center(5)	Oak Lawn	IL	ASC	30,455	100.00%	606,349	3.32%	19.91	Surgery Partners
Medical Village at Debary	DeBary	FL	MOB	24,000	100.00%	576,000	3.16%	24.00	Integrative Physical Medicine, LPMG, Inc. & Family Medicine
Medical Village at Winter Garden	Winter Garden	FL	MOB	21,648	100.00%	495,647	2.72%	22.90	West Orange Nephrology
Londonderry Centre(5)	Waco	TX	MOB	19,495	100.00%	417,155	2.29%	21.40	Waco Oral Surgery & Dental Implants
Assurance Health, LLC	Anderson	IN	BF	10,200	100.00%	315,000	1.73%	30.88	Assurance Health
Winfield Medical Office Buildings	Winfield	AL	PC	60,592	100.00%	286,600	1.57%	4.73	Curae Health
Grene Vision Center	Wichita	KS	PC	11,891	100.00%	276,000	1.51%	23.21	Grene Vision Group
Arkansas Valley Surgery Center	Canon City	CO	ASC	10,653	100.00%	257,741	1.40%	24.19	Catholic Health Initiatives
Eynon Surgery Center	Eynon	PA	ASC	6,500	100.00%	155,772	0.85%	23.96	Eynon Surgery Center
Hayleyville Physicians Professional Building	Haleyville	AL	MOB	29,515	100.00%	139,606	0.76%	4.73	Curae Health
Russellville Medical Plaza	Russellville	AL	MOB	29,129	100.00%	137,780	0.75%	4.73	Curae Health
Additional Properties				492,678	97.72%	$8,213,622	45.00%	$17.06

Property Portfolio Total				1,020,981	94.93%	$18,251,120	100.00%	$18.83

(1)
As used in the table above, "OC" means oncology center; "ASC" means ambulatory surgery center; "PC" means physician clinic; "MOB" means medical office building; "DC" means dialysis clinic; "BF" means behavioral facility; and "LTAC" means long-term acute care facility.

(2)
Annualized revenue for owned properties is calculated by multiplying (i) base rent payments for the month ended December 31, 2015 by (ii) 12. Annualized revenue for mortgage investment properties is calculated by multiplying (i) daily interest income as of December 31, 2015, by (ii) 365 days. See footnotes 3 and 4 below.

(3)
This is a mortgage investment property.

(4)
The mortgage investment in Chicago Behavioral Hospital was made on January 14, 2016, but the information provided is as of December 31, 2015. We intend to acquire this property with a portion of the net proceeds from this offering pursuant to the exercise of a purchase option. Following the acquisition, we intend to enter into a new 15-year lease with the current owner, and we anticipate that annualized revenue will be $1.9 million under such new lease.

(5)
Property was acquired by us after December 31, 2015, but the information provided is as of December 31, 2015. Data is based upon leases assumed in the acquisition.

  Properties Under Contract

        In addition to our Property Portfolio described above, we have definitive contracts to purchase or purchase option agreements for one medical office building in Ohio and one behavioral facility in Illinois for an estimated aggregate net cash purchase price of approximately $17.9 million, which reflects the payoff at closing of the $12.5 million principal balance outstanding on our mortgage on Chicago Behavioral Hospital. We refer to these properties as our Properties Under Contract. As of December 31, 2015, our Properties Under Contract were approximately 92.91% leased to four tenants with a weighted average remaining lease term of approximately 10.51 years. The table below provides certain information regarding our Properties Under Contract as of December 31, 2015:

Properties Under Contract	Location		Facility Type(1)	Total Sq. Ft	In-Place Occupancy	Annualized Revenue(2)($)	Annualized Revenue (%)	Annualized Revenue Per Sq. Ft ($)	Principal Tenant / Affiliate of
Chicago Behavioral Hospital(3)	Des Plaines	IL	BF	85,000	100.00%	1,900,000	69.22%	22.35	Chicago Behavioral Hospital
Rockside Medical	Independence	OH	MOB	54,848	81.92%	844,702	30.78%	18.80	St. Vincent Charity Medical
Properties Under Contract Total				139,848	92.91%	$2,744,702	100.0%	$21.12

(1)
As used in the table above, "MOB" means medical office building; and "BF" means behavioral facility.

(2)
Except with respect to Chicago Behavioral Hospital, annualized revenue was calculated by multiplying (i) base rent payments for the month ended December 31, 2015 by (ii) 12.

(3)
We intend to exercise our option to purchase Chicago Behavioral Hospital following the closing of this offering. Annualized revenue for Chicago Behavioral Hospital was calculated by multiplying (i) monthly cash rental payments anticipated to be paid under the lease to be executed in connection with the acquisition of Chicago Behavioral Hospital by (ii) 12.

  Properties Under Evaluation

        In addition to the pending acquisitions described above, we are currently evaluating a number of properties that we believe meet our investment criteria. As of the date of this prospectus, we are in various states of review, underwriting or negotiation with respect to a number of potential acquisition and investment opportunities and we are in active discussions with the owners of approximately 20 properties. We have not entered into binding letters of intent or other agreements that unconditionally obligate us to purchase any of these properties, and none of these acquisitions are deemed probable as of the date of this prospectus. Accordingly, there can be no assurance we will enter into any such agreements or acquire any of these properties.

  Fourth Quarter Dividend

        On February 8, 2016, our board of directors declared a common stock cash dividend of $0.3775 per share for the quarter ended December 31, 2015, as compared to a common stock cash dividend of $0.3750 per share for the quarter ended September 30, 2015. This fourth quarter dividend was paid on March 4, 2016 to stockholders of record on February 19, 2016. This quarterly dividend rate equates to an annualized dividend of $1.51 per share. We have increased our quarterly dividend amount every quarter since our IPO.

Competitive Strengths

        We believe our management team's significant healthcare, real estate and public REIT management experience distinguishes us from other REITs and real estate operators, both public and private. Specifically, our company's competitive strengths include, among others:

  •
  Strong, Diversified Portfolio.  Our focus is on investing in properties where we can develop strategic alliances with financially sound healthcare providers that offer need-based healthcare services in our target markets. Our tenant base includes many nationally recognized healthcare providers (or their affiliates), such as Adventist, HCA, Fresenius and AmSurg. Our property portfolio is structured with significant diversification with respect to healthcare provider, industry segment, facility type and geography. In particular, as of the date of this prospectus, we own a total of 44 properties and have financed two mortgage investments, collectively located in 18 states, with our highest concentrations of properties being located in Florida (7), Alabama (6), Kansas (5) and Texas (5). As of the date of this prospectus, we own or have financed 15 medical office buildings, 11 physician clinics, eight ambulatory surgery centers, six dialysis clinics, three oncology centers, two behavioral health facilities and one long-term acute care hospital. In addition, we have two properties under contract or subject to a purchase option agreement—one medical office building in Ohio and one behavioral facility in Illinois.

  •
  Attractive and Disciplined Investment Focus.  We focus our investment activities on a well-defined category of healthcare real estate. In addition, our properties were, and in the future are expected to be, acquired in off-market or lightly marketed transactions at purchase prices of approximately $15 million or less. None of our properties have been acquired pursuant to "calls for offers" or other auction style bidding situations. We believe our relationships provide us with off-market or lightly marketed acquisition opportunities, thus providing us the opportunity to continue to purchase assets outside a competitive bidding process. We believe there is significantly less competition from existing REITs and institutional buyers for these Non-Urban assets than for comparable urban assets, thereby increasing the potential for more attractive risk-adjusted returns. In addition, we believe that healthcare-related real estate rents and valuations are less susceptible to changes in the general economy than many other types of commercial real estate due to favorable demographic trends and the need-based rise in healthcare expenditures, even during economic downturns.

  •
  Extensive Relationships with Healthcare Providers, Intermediaries and Property Owners.  We believe that our management team has a strong reputation among, and a deep understanding of the real estate needs of, healthcare providers in our target markets. For example, AmSurg, a nationally recognized leader in the development, management and operation of outpatient surgery centers, has designated us as one of its two strategic partners to acquire real estate owned by physicians who are partners in surgery centers AmSurg operates. We believe that this strategic relationship demonstrates our ability to meet the needs of healthcare providers by structuring transactions that are mutually advantageous to sellers, our tenants and us. We believe this ability will lead to strategic acquisition opportunities, which will, in turn, produce attractive risk-adjusted returns.

  •
  Experienced Management Team.  Each of the members of our management team has between 23 and 34 years of healthcare, real estate and/or public REIT management experience. Led by Timothy G. Wallace, our Chairman, Chief Executive Officer and President, W. Page Barnes, our Executive Vice President and Chief Financial Officer, and Leigh Ann Stach, our Vice President—Financial Reporting and Chief Accounting Officer, our management team has significant experience in acquiring, owning, operating and managing healthcare facilities and providing full service real estate solutions for the healthcare industry. Prior to founding our company, Mr. Wallace was a co-founder and Executive Vice President of Healthcare Realty Trust (NYSE: HR). Between HR's initial public offering in 1993 and his departure from HR in 2002, Mr. Wallace was integral in helping to grow HR to over $2 billion in assets. Mr. Barnes has held executive positions with acute care and behavioral hospital companies and directed healthcare lending for AmSouth Bank. Ms. Stach has experience in public healthcare REIT accounting and financial reporting.

  •
  Growth Oriented Capital Structure.  We have a $75 million syndicated senior revolving credit facility, or our credit facility, with an accordion feature of up to an additional $125 million for a total facility size of up to $200 million. As of the date of this prospectus, we have approximately $20 million of availability under our credit facility. See "Our Business and Properties—Our Business Objectives and Strategy—Financing Strategy" beginning on page 33 for more information. In the future, in addition to debt and equity issuances, we may use limited partnership interests, or OP units, in our operating partnership as currency to acquire additional properties from owners seeking to defer their potential taxable gain and diversify their holdings. We believe our borrowing capacity under our credit facility, combined with our ability to use OP units as acquisition currency, provides us with significant financial flexibility to make opportunistic investments and fund future growth.

  •
  Significant Alignment of Interests.  We have structured the compensation of our management team to closely align their interests with the interests of our stockholders. During the initial terms of their respective employment agreements, each of our executive officers has elected to take 100% of his or her salary, bonus and long-term incentive in the form of restricted stock that is subject to an eight-year cliff vesting period. We believe that paying our management team solely with restricted stock that is subject to an eight-year cliff vesting period effectively aligns the interests of our management team with those of our stockholders, creating significant incentives to maximize returns for our stockholders. In addition, concurrently with the completion of our IPO in May 2015, Mr. Wallace purchased $2,000,000 in shares of our common stock and certain of our officers and directors purchased an aggregate of $350,000 in shares of our common stock in the concurrent private placement, in each case at a price per share equal to the price of the shares sold in our IPO, which we believe further aligns management's interests with those of our stockholders. Also, Mr. Wallace recently adopted a 10b5-1 purchase plan pursuant to which he intends to acquire up to the lesser of 200,000 shares or $4 million of shares of our common stock from time to time until the plan expires on December 31, 2016. Finally, we have adopted stock ownership guidelines that require our officers and directors, in the future, to continuously own an amount of our common stock based on a multiple of such officer's annual base salary or such director's annual retainer, as applicable.

Our Business Objectives and Strategies

        Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategies to achieve our business objective are to invest in, own and proactively manage a diversified portfolio of healthcare properties, which we believe will drive reliable, increasing rental revenue and cash flow.

  Growth Strategy

        We intend to continue to grow our portfolio of healthcare properties primarily through acquisitions of Non-Urban healthcare facilities that provide stable revenue growth and predictable long-term cash flows. We generally focus on individual acquisition opportunities of $15 million or less in off-market or lightly marketed transactions and have not, and do not intend to, participate in competitive bidding or auctions of properties. We believe that there are abundant opportunities to acquire attractive healthcare properties in our target markets either from third-party owners of existing healthcare facilities or directly with healthcare providers through sale-leaseback transactions. We believe there is significantly less competition for these Non-Urban assets from existing REITs and institutional buyers than for comparable assets in urban areas, thereby increasing the potential for attractive risk-adjusted returns. Furthermore, we may acquire healthcare properties on a non-cash basis in a tax efficient manner through the issuance of OP units as consideration for the transaction.

        Our investment portfolio is diversified among healthcare provider, industry segment, facility type and geography. In particular, as of the date of this prospectus we own a total of 44 properties and have financed two mortgage investments, collectively located in 18 states, with our highest concentrations of properties being located in Florida (7), Alabama (6), Kansas (5) and Texas (5). As of the date of this prospectus, we own or have financed 15 medical office buildings, 11 physician clinics, eight ambulatory surgery centers, six dialysis clinics, three oncology centers, two behavioral health facilities and one long-term acute care hospital. In addition, we have two properties under contract or subject to a purchase option agreement—one medical office building in Ohio and one behavioral facility in Illinois. We invest in properties where we can develop strategic alliances with financially sound healthcare providers that offer need-based healthcare services in our target markets. See "Our Business and Properties—Our Business Objective and Strategies—Growth Strategy" beginning on page 31 of this prospectus.

  Financing Strategy

        Our operating partnership, as borrower, and the Company, as guarantor, entered into a $75 million credit facility in June 2015 with SunTrust Bank, as administrative agent, SunTrust Robinson Humphrey, Inc., as sole lead arranger and sole book manager, and Fifth Third Bank, as syndication agent. Our credit facility includes an accordion feature that provides the Company with additional capacity, subject to the satisfaction of customary terms and conditions, including obtaining additional commitments from lenders, of up to $125 million, for a total facility size of up to $200 million. Our material subsidiaries are also guarantors of the obligations under our credit facility. As of the date of this prospectus, there is approximately $55 million in outstanding borrowings under the credit facility and approximately $20 million available for future borrowings. We intend to repay, in full, all of the outstanding borrowings under our credit facility with a portion of the net proceeds from this offering. See "Use of Proceeds."

        We have used proceeds from our credit facility to finance property acquisitions and for general corporate purposes. In addition, in the future, we may incur fixed or floating rate indebtedness, including indebtedness secured by our properties. Our present financing policy prohibits incurring debt (secured or unsecured) in excess of 40% of our total book capitalization.

Healthcare and Healthcare Real Estate Overview

        We believe the U.S. healthcare industry is poised to continue to grow due to strong demographic trends, increasing healthcare expenditures, new and proposed government initiatives and changing patient preferences. Furthermore, we believe these factors are contributing to the increased need for healthcare providers to enhance the delivery of healthcare by, among other things, integrating real estate solutions that focus on more efficient, cost-effective and conveniently located patient care. Specifically, we believe certain factors and trends such as (i) the increase in U.S. healthcare spending, (ii) an aging population, (iii) the continual shift to outpatient facilities and (iv) an overall favorable Non-Urban healthcare outlook continue to create an attractive environment in which to invest in healthcare properties.

Implications of Being an Emerging Growth Company

        We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

        The JOBS Act also permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies and thereby allows us to delay the adoption of those standards until those standards would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

        We may take advantage of these provisions until 2020 or such earlier time that we no longer qualify as an emerging growth company. Accordingly, the information contained in this prospectus and in other filings we will make with the Securities and Exchange Commission, or SEC, may be different than the information you receive from other public companies in which you hold stock. We would cease to be an emerging growth company upon the earliest to occur of: the last day of the first fiscal year in which we have more than $1 billion in annual revenues; the date we qualify as a "large accelerated filer," with at least $700 million in market value of our common stock held by non-affiliates; the issuance, in any three-year period, of more than $1 billion of non-convertible debt securities; and the last day of the fiscal year ending December 31, 2020.

Summary Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks discussed below and described more fully along with other risks under the heading "Risk Factors" beginning on page 15 of this prospectus and in our 2015 10-K, which is incorporated by reference in this prospectus, before investing in our common stock.

  •
  We are recently formed and have a very limited operating history; therefore there is no assurance that we will be able to successfully operate our business as a publicly traded company or generate sufficient cash flows to make or sustain distributions to our stockholders.

  •
  We may be unable to source off-market or lightly marketed deal flow in the future, which may have a material adverse effect on our growth.

  •
  We may be unable to complete the acquisitions of our Properties Under Contract and/or any potential acquisitions on the terms anticipated, or at all, which would adversely affect our results of operations and ability to make distributions to our stockholders.

  •
  We may be unable to successfully acquire properties and expand our operations into new or existing Non-Urban markets.

  •
  The healthcare industry is heavily regulated and new laws or regulations, changes to existing laws or regulations, changes to reimbursement models or structure, loss of licensure or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us.

  •
  Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

  •
  Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

  •
  Uncertain market conditions could cause us to sell our healthcare properties at a loss in the future.

  •
  Conflicts of interest could arise in the future between the interests of our stockholders and the interests of holders of OP units, which may impede business decisions that could benefit our stockholders.

  •
  Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would adversely affect the value of our shares and substantially reduce funds available for distributions to our stockholders.

  •
  The market price and trading volume of our common stock may be volatile.

Structure of Our Company

Our Company

        We are a fully-integrated healthcare real estate company that was organized as a Maryland corporation on March 28, 2014 to acquire and own properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers primarily in Non-Urban markets. Our board of directors oversees our business and affairs. We conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT, structure in which our properties are owned by our operating partnership, directly or through subsidiaries, as described under "Description of the Partnership Agreement of Community Healthcare OP, LP" in this prospectus. We are the sole general partner of our operating partnership and own 100% of the OP units.

Our Operating Partnership

        Our operating partnership was formed as a Delaware limited partnership on February 12, 2015. Substantially all of our assets are held by, and our operations are conducted through, our operating partnership. We contributed the net proceeds from our IPO to our operating partnership in exchange for OP units. Our interest in our operating partnership generally entitles us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership, which is currently 100%. As the sole general partner of our operating partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described in "Description of the Partnership Agreement of Community Healthcare OP, LP" in this prospectus. In the future, we may issue OP units from time to time in connection with property acquisitions, as compensation or otherwise.

Corporate Structure

        The chart below reflects our current ownership structure:

Community Healthcare Trust, Inc. (the company)
99% GP
100% owner
Community Healthcare Trust, LLC (the limited partner subsidiary)
Community Healthcare OP, LP (the operating partnership)
1% LP
100% owner
100% owner
Community Healthcare Trust Services, Inc.
Property Holding Subsidiaries

Our Tax Status

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, or the Code.

        As a REIT, we generally are not subject to U.S. federal income tax on our taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be subject to tax at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even though we qualify as a

REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. See "Material U.S. Federal Income Tax Considerations."

        As a REIT, we are not subject to corporate federal income tax with respect to taxable income distributed to our stockholders. We have also elected one subsidiary to be treated as a taxable REIT subsidiary, or TRS, which is subject to federal and state income taxes.

Restrictions on Ownership of Our Common Stock

        In order to help us qualify as a REIT, our charter, subject to certain exceptions, restricts the number of shares of our common stock that a person may beneficially or constructively own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value of the outstanding shares of our capital stock and 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. A more complete description of our shares of common stock, including restrictions upon the ownership and transfer thereof, is presented under the caption "Description of Capital Stock" in this prospectus.

Distribution Policy

        In order to qualify as a REIT, we are required to distribute at least 90% of our annual taxable income, excluding net capital gains, to our stockholders. It is our policy to pay regular quarterly distributions to holders of our common stock. Generally, we expect to distribute 100% of our REIT taxable income so as to avoid the tax imposed upon undistributed REIT taxable income. See "Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders."

        We have increased our quarterly dividend every quarter since our IPO. Any future distributions will be at the sole discretion of our board of directors, and their form, timing and amount, if any, will depend upon a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as our board of directors deems relevant. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under our credit facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from this offering or future offerings of equity, equity-related or debt securities or declaring taxable share dividends.

Corporate Information

        We were formed as a Maryland corporation on March 28, 2014. Our corporate offices are located at 3326 Aspen Grove Drive, Suite 150, Franklin, TN 37067. Our telephone number is 615-771-3052. Our website is www.communityhealthcaretrust.com. The information contained on, or accessible through, our website or any other website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

 This Offering

Common stock offered by us	4,500,000 shares(1)
Common stock to be outstanding after this offering	12,214,654 shares(2)
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $74.9 million (approximately $86.3 million if the underwriters' option to purchase additional shares is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP units, and our operating partnership intends to use the net proceeds received from us as described below:

• approximately $55 million to repay, in full, all outstanding borrowings under our credit facility;
• approximately $17.9 million to acquire our Properties Under Contract; and
• the balance, if any, for general corporate and working capital purposes and possible future acquisitions.
NYSE symbol	CHCT
Restrictions on ownership

Our charter provides that, subject to certain exceptions, no person may beneficially own or constructively own more than 9.8% in value of the outstanding shares of our capital stock and 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock.

In addition, our charter limits equity participation by "benefit plan investors" so that such participation in any class of our equity securities by such "benefit plan investors" will not be deemed "significant." For such purposes, the terms "benefit plan investors" and "significant" are determined by reference to certain regulations promulgated under the U.S. Department of Labor. See "ERISA Considerations."

(1)
Excludes up to 675,000 shares of our common stock that may be issued by us upon exercise of the underwriters' option to purchase additional shares.

(2)
Includes (i) an aggregate of 4,500,000 shares of our common stock to be issued in this offering (assuming no exercise of the underwriters' option to purchase additional shares), (ii) an aggregate of 7,311,183 shares of our common stock issued in connection with our IPO and the concurrent private placement; (iii) an aggregate of 200,000 shares of our common stock sold in connection with our initial capitalization; and (iv) an aggregate of 203,471 shares of our common stock issued to our management and directors under our 2014 Incentive Plan. Does not include (i) up to 675,000 shares of our common stock that may be issued by us upon exercise of the underwriters' option to purchase additional shares for this offering and (ii) 322,311 shares of our common stock available for future issuance under our 2014 Incentive Plan.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following table sets forth our summary historical and pro forma consolidated financial information as of the dates and for the periods indicated below. We have derived the summary historical consolidated financial data as of and for the year ended December 31, 2015 and as of and for the period from March 28, 2014 (inception) through December 31, 2014, from our audited consolidated financial statements, which are included in our 2015 10-K and incorporated by reference into this prospectus. The summary financial data presented below is not necessarily indicative of the results to be expected in any future period.

        The summary unaudited pro forma financial data as of and for the year ended December 31, 2015 is based upon our audited consolidated financial statements, which are included in our 2015 10-K and incorporated by reference into this prospectus. The summary unaudited pro forma balance sheet data as of December 31, 2015 gives effect to the acquisition or financing of five properties since December 31, 2015, our acquisition of our Properties Under Contract, this offering and the application of the net proceeds from this offering (as described in "Use of Proceeds"), in each case as if they had been completed on December 31, 2015. The summary unaudited pro forma statement of operations data for the year ended December 31, 2015 gives effect to the foregoing transactions, the IPO, our acquisition or financing of the Property Portfolio, our acquisition of the Properties Under Contract, and this offering and the application of the net proceeds from this offering, in each case as if they had occurred on January 1, 2015. See the discussion beginning on page F-2 for more information regarding the pro forma adjustments.

        The summary unaudited pro forma financial data presented below is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated had the transactions been consummated on the dates indicated, nor does it purport to represent our future financial position or results of operations. You should read the following summary historical and unaudited pro forma financial information together with the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus and included in our 2015 10-K, which is incorporated by reference in this prospectus.

	For the Period March 28, 2014 (inception) through December 31, 2014	Historical Year Ended December 31, 2015	Pro Forma Year Ended December 31, 2015
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
REVENUES
Rental income	$—	$6,364	$19,200
Tenant reimbursements	—	1,964	4,180
Mortgage interest	—	304	1,194

	—	8,632	24,574
EXPENSES
Property operating	—	2,012	5,125
General and administrative	—	2,472	1,858
Depreciation and amortization	—	5,204	14,400
Bad debts	—	71	71

	—	9,759	21,454
OTHER INCOME (EXPENSE)
Interest expense	—	(364)	(553)
Interest and other income, net	—	35	35

	—	(329)	(518)

NET INCOME (LOSS)	$—	$(1,456)	$2,602

Net income (loss) per common share—Diluted	$—	$(0.31)	$0.22

Weighted average common stock outstanding—Diluted	200,000	4,726,925	11,981,750

Balance Sheet Data:
ASSETS
Net real estate properties	$—	$127,764	$183,912
Cash and cash equivalents	2	2,018	3,821
Mortgage note receivable, net	—	10,897	10,897
Other assets	—	2,124	2,124

Total Assets	$2	$142,803	$200,754

LIABILITIES AND STOCKHOLDERS' EQUITY
Revolving credit facility	$—	$17,000	$—
Accounts payable and accrued liabilities	—	812	812
Other liabilities	—	2,721	3,091

Total liabilities	—	20,533	3,903
Stockholders' equity	2	122,270	196,851

Total liabilities and stockholders' equity	$2	$142,803	$200,754

Other Data:
Net income (loss)	—	(1,456)	2,602
Real estate depreciation and amortization	—	5,203	14,400

Funds from operations(1)	$—	$3,747	$17,002

Funds from operations per common share—Diluted	$—	$0.79	$1.42

Normalized funds from operations per common share—Diluted	$—	$1.12	$1.48

(1)
Funds from operations, or FFO, and FFO per share are not measures calculated under generally accepted accounting principles in the U.S., or GAAP. FFO and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc., or NAREIT, which defines FFO as the most commonly accepted and reported measure of a REIT's operating performance equal to "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property plus depreciation and amortization related to real estate properties, and after adjustment for unconsolidated partnerships and joint ventures." FFO and FFO per share are discussed in more detail under the subheading "—Funds from Operations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2015 10-K, which is incorporated by reference in this prospectus. The Company has also included normalized FFO above which it has defined as FFO excluding certain expenses related to the Company's equity offerings and closing costs of properties acquired and mortgages funded. Normalized FFO presented herein may not be comparable to similar measures presented by other real estate companies due to the fact that not all real estate companies use the same definition.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth below as well as in our 2015 10-K, together with the other information included or incorporated by reference into this prospectus and the risks we have highlighted in other sections of this prospectus. If any of these risks occurs, our business, financial condition, liquidity, tax status and results of operations could be materially and adversely affected. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to This Offering

The trading price of our common stock may decline after this offering, and you may not be able to resell shares of our common stock at prices equal to or greater than the price you paid or at all.

        The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including among others:

  •
  actual or anticipated variations in our quarterly operating results or dividends;

  •
  changes in FFO or earnings estimates;

  •
  publication of research reports about us or the real estate industry;

  •
  increases in market interest rates that lead purchasers of our shares to demand a higher yield;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any additional debt we incur in the future;

  •
  additions or departures of key management personnel;

  •
  actions by institutional stockholders;

  •
  speculation in the press or investment community;

  •
  the realization of any of the other risk factors presented or incorporated by reference in this prospectus;

  •
  the extent of investor interest in our securities;

  •
  the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

  •
  our underlying asset value;

  •
  investor confidence in the stock and bond markets generally;

  •
  changes in tax laws;

  •
  future equity issuances;

  •
  failure to meet earnings estimates;

  •
  failure to meet and maintain REIT qualification;

  •
  changes in our credit ratings; and

  •
  general market and economic conditions.

        In addition, the stock markets, including the NYSE on which our shares of common stock are listed, historically have experienced significant price and volume fluctuations. As a result, the trading price of our common stock is likely to be volatile. In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

We may be unable to complete the acquisitions of our Properties Under Contract and/or any potential acquisitions on the terms anticipated, or at all, which would adversely affect our results of operations and ability to make distributions to our stockholders.

        We intend to use a portion of the net proceeds from this offering to acquire our Properties Under Contract. We cannot assure you, however, that we will complete any of the acquisitions of our Properties Under Contract and/or any potential acquisitions on the terms described in this prospectus, or at all, because each of these transactions is subject to a variety of conditions, including, in the case of our Properties Under Contract, the execution of a mutually agreed-upon lease between us and the proposed tenant, our satisfactory completion of due diligence and the satisfaction of customary closing conditions. In addition, each definitive agreement for the acquisition of a Property Under Contract contains a date by which the closing of such acquisition must occur. If the acquisition of any Property Under Contract does not occur by the date specified in the applicable agreement, the seller of such Property Under Contract will no longer be contractually bound to sell such Property Under Contract to us. If we are unable to complete the acquisitions of any Property Under Contract and/or any other potential acquisitions, we would still incur the costs associated with pursuing those investments, but would not generate the revenues and net operating income that we currently anticipate, which would adversely affect our results of operations and ability to make distributions to our stockholders. Furthermore, you would then not be able to evaluate the other acquisitions and investments we may make with the remaining net proceeds of this offering, and we may not be able to invest the remaining net proceeds on acceptable terms or timeframes, or at all, which may harm our results of operations, cash flow, ability to make distributions to our stockholders and the trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire properties and may reduce the returns on your investment in our common stock.

        Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder's tax basis in our common stock.

You may experience significant dilution as a result of this offering, which may adversely affect the per share trading price of our common stock.

        This offering may have a dilutive effect on our net tangible book value per share after giving effect to the issuance of our common stock in this offering and the receipt of the expected net proceeds. The actual amount of dilution from this offering, or from any future offering of common or preferred stock, will be based on numerous factors, particularly the use of proceeds and the return generated by such investment, and cannot be determined at this time. Additionally, subject to the 90-day lock-up restrictions described in "Underwriting," we are not restricted from issuing additional shares of common stock or issuing preferred stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or our preferred stock or any substantially similar securities in the future. The per share trading price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market pursuant to this offering, or otherwise, or as a result of the perception or expectation that such sales could occur.

The number of shares of our common stock available for future issuance or sale could materially adversely affect the per share trading price of our common stock.

        We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price of our common stock. The issuance of substantial numbers of shares of our common stock in the public market or the perception that such issuances might occur, the vesting of restricted shares granted to certain directors, executive officers and other employees under our 2014 Incentive Plan, the issuance of shares of our common stock or OP units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders.

We may be unable to make distributions, which could result in a significant decrease in the market price of our common stock.

        While we expect to continue to make regular quarterly distributions to the holders of our common stock, if sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than expected, or if such cash available for distribution decreases in future periods from expected levels, our inability to make distributions could result in a decrease in the market price of our common stock.

        All distributions are made at the discretion of our board of directors and are based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        We make statements in this prospectus and in some of the documents that are incorporated by reference in this prospectus, including our 2015 10-K, that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance and results of operations contain forward-looking statements. Likewise, all of our statements regarding anticipated growth in our FFO and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

        Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  •
  our limited operating history;

  •
  defaults on or non-renewal of leases by our tenants;

  •
  adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

  •
  decreased rental rates or increased vacancy rates;

  •
  difficulties in identifying healthcare properties to acquire and completing acquisitions;

  •
  our ability to make distributions on our common stock;

  •
  our dependence upon key personnel whose continued service is not guaranteed;

  •
  our ability to identify, hire and retain highly qualified personnel in the future;

  •
  the degree and nature of our competition;

  •
  general economic conditions;

  •
  the availability, terms and deployment of debt and equity capital;

  •
  general volatility of the market price of our common stock;

  •
  changes in our business or strategy;

  •
  changes in governmental regulations, tax rates and similar matters;

  •
  new laws or regulations or changes in existing laws and regulations that may adversely affect the healthcare industry;

  •
  trends or developments in the healthcare industry that may adversely affect our tenants;

  •
  competition for acquisition opportunities;

  •
  our ability to consummate the acquisitions of our Properties Under Contract on the anticipated terms, or at all;

  •
  our failure to successfully develop, integrate and operate acquired properties and operations;

  •
  our ability to operate as a public company;

  •
  changes in GAAP;

  •
  lack of or insufficient amounts of insurance;

  •
  other factors affecting the real estate industry generally;

  •
  our failure to qualify as a REIT for U.S. federal income tax purposes;

  •
  limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes; and

  •
  changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

        While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled "Risk Factors" beginning on page 15 of this prospectus and in our 2015 10-K, which is incorporated by reference in this prospectus.

 USE OF PROCEEDS

        After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $74.9 million (or approximately $86.3 million if the underwriters' option to purchase additional shares of common stock is exercised in full).

        We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP Units, and our operating partnership intends to use the net proceeds received from us as described below:

  •
  approximately $55 million to repay, in full, all outstanding debt under our credit facility;

  •
  approximately $17.9 million to acquire our Properties Under Contract; and

  •
  the balance, if any, for general corporate and working capital purposes and possible future acquisitions and development activities.

        As of the date of this prospectus, we have approximately $55 million outstanding under our credit facility. Interest on borrowings under our credit facility accrues at a floating rate, which is based, at our option, on either LIBOR plus 2.50% to 3.00% or a base rate plus 1.50% to 2.00%, in each case, depending upon our leverage ratio. At April 6, 2016, the effective interest rate was equal to approximately 3.0%. The credit facility has an initial maturity date of June 3, 2018. Subject to the terms of the credit facility we have two options to extend the term of the credit facility by one year per option, up to June 3, 2020. We have used proceeds from the credit facility to finance property acquisitions and for general corporate purposes.

        SunTrust Robinson Humphrey, Inc., which is a joint book runner in this offering, serves as sole lead arranger and sole book manager under our credit facility. In addition, an affiliate of SunTrust Robinson Humphrey, Inc. serves as administrative agent under our credit facility. Accordingly, this affiliate will receive a portion of the net proceeds of this offering that are used to repay the outstanding indebtedness under our credit facility. See "Underwriting."

        Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

 MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

        Our common stock is traded on the NYSE under the symbol "CHCT." As of March 30, 2016, we had 7,714,654 shares of our common stock outstanding and 15 registered stockholders of record for our common stock. On April 6, 2016, the closing price of our common stock, as reported on the NYSE, was $17.87. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock since completion of our IPO, as reported on the NYSE, and the dividends paid by us and the annualized dividend per share with respect to those periods.

	High	Low	Cash Dividends Declared per Share(1)		Annualized Dividend Per Share
2015
Second quarter (commencing May 27, 2015 to June 30, 2015)	$20.47	$18.31	$0.1420	(2)	$1.50
Third quarter	$19.30	$15.61	$0.3750	(3)	$1.50
Fourth quarter	$19.30	$15.83	$0.3775	(4)	$1.51

(1)
Dividend information is for dividends declared with respect to that quarter.

(2)
On September 3, 2015, the Company paid a cash dividend in the amount of $0.1420 per share for the period beginning May 27, 2015 and ended June 30, 2015 to stockholders of record on August 20, 2015.

(3)
On December 4, 2015, the Company paid a cash dividend in the amount of $0.3750 per share for the quarter ended September 30, 2015 to stockholders of record on November 20, 2015.

(4)
On March 4, 2016, the Company paid a cash dividend in the amount of $0.3775 per share for the quarter ended December 31, 2015 to stockholders of record on February 19, 2016.

 DISTRIBUTION POLICY

        It is our policy to declare quarterly dividends to the stockholders so as to comply with applicable provisions of the Code governing REITs. The declaration and payment of quarterly dividends remains subject to the review and approval of the board of directors. To satisfy the requirements to qualify as a REIT, and to avoid paying tax on our income, we have paid and intend to continue to pay regular quarterly cash dividends of all or substantially all of our REIT taxable income (excluding net capital gains) to holders of our common stock.

        We intend to distribute at least 90% of our taxable income each year (subject to certain adjustments as described below) to our stockholders in order to qualify as a REIT under the Code and generally expect to distribute 100% of our REIT taxable income so as to avoid the excise tax on undistributed REIT taxable income.

        Distributions to our common stockholders are authorized by our board of directors in its sole discretion and declared by us out of funds legally available therefor. We expect that our board of directors, in authorizing the amounts of distributions, will consider a variety of factors, including:

  •
  actual results of operations and our cash available for distribution;

  •
  the timing of the investment of the net proceeds of this offering;

  •
  debt service requirements and any restrictive covenants in our loan agreements;

  •
  capital expenditure requirements for our properties;

  •
  our taxable income;

  •
  the annual distribution requirement under the REIT provisions of the Code;

  •
  our operating expenses;

  •
  requirements under applicable law; and

  •
  other factors that our board of directors may deem relevant.

        We anticipate that at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes primarily due to depreciation and amortization that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a distribution will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her shares of common stock, but rather will reduce the adjusted basis of the shares of common stock. Therefore, the gain (or loss) recognized on the sale of the common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder's adjusted tax basis in his or our shares of common stock, they generally will be treated as a capital gain realized form the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our shares of common stock, see "Material U.S. Federal Income Tax Considerations."

        Although we have no current intention to do so, we may in the future also choose to pay distributions in the form of our own shares. See "Material U.S. Federal Income Tax Considerations—Distribution Requirements" and "Risk Factors—Risks Related to Our Qualification and Operation as a REIT—We may pay taxable dividends in our shares of common stock and cash, in which case stockholders may sell our shares of common stock to pay tax on such dividends, placing downward pressure on the market price of our shares of common stock" in our 2015 10-K, which is incorporated by reference in this prospectus.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2015 (i) on an actual basis and (ii) as adjusted to give effect to (a) the sale of the shares of common stock offered hereby (after deducting underwriting discounts and offering expenses and assuming the underwriters' option to purchase additional shares of common stock is not exercised), (b) the repayment, in full, of amounts outstanding under our credit facility and (c) the acquisition of our Properties Under Contract and entry into related leases.

        You should read this table in conjunction with "Use of Proceeds" and "Selected Historical and Pro Forma Financial Data" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto in our 2015 10-K, which is incorporated by reference in this prospectus.

	As of December 31, 2015
	Historical	As Adjusted
	(dollars in thousands, except share amounts)
Revolving credit facility	$17,000 (2)	$—
Stockholders' equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; none outstanding	$—	$—
Common stock, $0.01 par value; 450,000,000 shares authorized; 7,596,940 shares issued and outstanding, historical; 12,214,654 shares issued and outstanding on an as adjusted basis(1)	76	122
Additional paid-in capital	127,578	202,464
Cumulative net loss	(1,456)	(1,807)
Cumulative dividends	(3,928)	(3,928)

Total stockholders' equity	$122,270	$196,851

Total Capitalization	$139,270	$196,851

(1)
As adjusted shares of common stock outstanding includes: (i) 4,500,000 shares of common stock issued in connection with this offering; and (ii) an aggregate of 117,714 shares of restricted common stock issued to our management under our 2014 Incentive Plan in January 2016. Does not include up to 675,000 shares of common stock that may be issued by us upon exercise of the underwriters' option to purchase additional shares for this offering.

(2)
As of the date of this prospectus, there is approximately $55 million outstanding under our credit facility, all of which will be paid off with a portion of the net proceeds from this offering.

 SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following table sets forth our historical and pro forma consolidated financial information as of the dates and for the periods indicated below. We have derived the selected historical consolidated financial data as of and for the year ended December 31, 2015 and as of and for the period from March 28, 2014 (inception) to December 31, 2014, from our audited consolidated financial statements, which are included in our 2015 10-K and are incorporated by reference in this prospectus. The selected financial data presented below is not necessarily indicative of results to be expected in any future period.

        The selected unaudited pro forma financial data as of and for the year ended December 31, 2015 is based upon our audited consolidated financial statements, which are included in our 2015 10-K and incorporated by reference into this prospectus. The selected unaudited pro forma balance sheet data as of December 31, 2015 gives effect to the acquisition or financing of five properties since December 31, 2015, our acquisition of our Properties Under Contract, this offering and the application of the net proceeds from this offering (as described in "Use of Proceeds"), in each case as if they had been completed on December 31, 2015. The selected unaudited pro forma statement of operations data for the year ended December 31, 2015 gives effect to the foregoing transactions, the IPO, our acquisition or financing of the Property Portfolio, our acquisition of the Properties Under Contract, and this offering and the application of the net proceeds from this offering, in each case as if they had occurred on January 1, 2015. See the discussion beginning on page F-2 for more information regarding the pro forma adjustments.

        The selected historical and unaudited pro forma financial data presented below is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the period indicated had the transactions been consummated on the dates indicated, nor does it purport to represent our future financial position or results of operations. You should read the following selected historical and unaudited pro forma financial information together with the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus and included in our 2015 10-K, which is incorporated by reference in this prospectus.

	For the Period March 28, 2014 (inception) through December 31, 2014	Historical Year Ended December 31, 2015	Pro Forma Year Ended December 31, 2015
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
REVENUES
Rental income	$—	$6,364	$19,200
Tenant reimbursements	—	1,964	4,180
Mortgage interest	—	304	1,194

	—	8,632	24,574
EXPENSES
Property operating	—	2,012	5,125
General and administrative	—	2,472	1,858
Depreciation and amortization	—	5,204	14,400
Bad debts	—	71	71

	—	9,759	21,454
OTHER INCOME (EXPENSE)
Interest expense	—	(364)	(553)
Interest and other income, net	—	35	35

	—	(329)	(518)

NET INCOME (LOSS)	$—	$(1,456)	$2,602

Net income (loss) per common share—Diluted	$—	$(0.31)	$0.22

Weighted average common stock outstanding—Diluted	200,000	4,726,925	11,981,750

Balance Sheet Data:
ASSETS
Net real estate properties	$—	$127,764	$183,912
Cash and cash equivalents	2	2,018	3,821
Mortgage note receivable, net	—	10,897	10,897
Other assets	—	2,124	2,124

Total Assets	$2	$142,803	$200,754

LIABILITIES AND STOCKHOLDERS' EQUITY
Revolving credit facility	$—	$17,000	$—
Accounts payable and accrued liabilities	—	812	812
Other liabilities	—	2,721	3,091

Total liabilities	—	20,533	3,903
Stockholders' equity	2	122,270	196,851

Total liabilities and stockholders' equity	$2	$142,803	$200,754

Other Data:
Net income (loss)	—	(1,456)	2,602
Real estate depreciation and amortization	—	5,203	14,400

Funds from operations(1)	$—	$3,747	$17,002

Funds from operations per common share—Diluted	$—	$0.79	$1.42

Normalized funds from operations per common share—Diluted	$—	$1.12	$1.48

(1)
FFO and FFO per share are not measures calculated under GAAP. FFO and FFO per share are operating performance measures adopted by NAREIT, which defines FFO as the most commonly accepted and reported measure of a REIT's operating performance equal to "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property plus depreciation and amortization related to real estate properties, and after adjustment for unconsolidated partnerships and joint ventures." FFO and FFO per share are discussed in more detail under the subheading "—Funds from Operations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2015 10-K, which is incorporated by reference in this prospectus. The Company has also included normalized FFO above which it has defined as FFO excluding certain expenses related to the Company's equity offerings and closing costs of properties acquired and mortgages funded. Normalized FFO presented herein may not be comparable to similar measures presented by other real estate companies due to the fact that not all real estate companies use the same definition.

 HEALTHCARE AND HEALTHCARE REAL ESTATE OVERVIEW

        We believe the U.S. healthcare industry is poised to continue to grow due to strong demographic trends, increasing healthcare expenditures, new and proposed government initiatives and changing patient preferences. Furthermore, we believe these factors are contributing to the increased need for healthcare providers to enhance the delivery of healthcare by, among other things, integrating real estate solutions that focus on more efficient, cost-effective and conveniently located patient care. Specifically, we believe the factors and trends discussed below are creating an attractive environment in which to invest in healthcare properties.

Increases in U.S. Healthcare Spending

        According to the U.S. Department of Health and Human Services, or HHS, healthcare spending accounted for 17.5% of U.S. gross domestic product, or GDP, in 2014. As illustrated in the graph below, national healthcare expenditures continue to rise, and are projected to grow from an estimated $3.0 trillion in 2014 to $5.4 trillion by 2024, representing an average annual rate of growth of 5.8%, reaching a projected 19.6% of GDP in 2024. The anticipated continuing increase in demand for healthcare services, together with an increasingly complex and costly regulatory environment, changes in medical technology and reductions in government reimbursements, are expected to put increased pressure on healthcare providers to find cost effective solutions for their real estate needs.

Annual U.S. Healthcare Expenditures

Source: U.S. Census Bureau, Population Projections; CMS, National Health Expenditures 1970-2024

Aging Population

        The aging of the U.S. population has a direct effect on the demand for healthcare as older people, on average, utilize healthcare services at a rate well in excess of younger people. Thus, the aging population, driven by the baby boomer generation, and advances in medical technology and services that increase life expectancy, are key drivers of the growth in healthcare expenditures.

        Over the next 20 years the U.S. population is expected to grow by 18%. The rapidly growing senior citizen population in the U.S. is expected to result in substantially increased demand for healthcare services as the baby boomer generation ages and life expectancies lengthen. The U.S. Census Bureau estimates the total number of Americans aged 65 and older is expected to increase from approximately 47 million in 2015 to 79 million by 2040, with the number of citizens aged 65 and older expected to grow at ten times the rate of the overall population by 2035. In addition, the 65 and older age group is forecasted to be 17% of the U.S. population by 2020 and nearly 21% by 2030 as is shown in the graph below.

U.S. Aging Population

Source: Center for Medicare & Medicaid Services, U.S. Census Bureau, Population Division

Clinical Care Continues to Shift to Outpatient Facilities

        We believe the continued shift in providing healthcare services in outpatient facilities will increase the need for smaller, more specialized and efficient hospitals and outpatient facilities that more effectively accommodate those services. As is illustrated in the graph below, procedures traditionally performed in hospitals, such as certain types of surgery, are increasingly moving to outpatient facilities driven by advances in clinical science, shifting consumer preferences, limited or inefficient space in existing hospitals and lower costs in the outpatient environment. Additionally, studies by the American Hospital Association show that outpatient visits, per 1,000 U.S. persons, have grown 50.8% from 1993-2013, whereas inpatient admissions have declined by 10.9% over the same period. This continuing shift toward delivering healthcare services in an outpatient environment increases the need for additional outpatient facilities and smaller, more specialized and efficient hospitals.

Inpatient Admissions	Outpatients Visits

Source: American Hospital Association

        Studies by the Medicare Payment Advisory Commission and others have shown that healthcare is delivered more cost effectively and with higher patient satisfaction when it is provided on an outpatient basis. We believe the recently enacted Patient Protection and Affordable Care Act, or the Affordable Care Act, and healthcare market trends toward outpatient care will continue to push healthcare services out of larger, older, inefficient hospitals and into newer, more efficient and conveniently located outpatient facilities and smaller specialized hospitals. Increased specialization within the medical field is also driving demand for medical facilities that are purpose-built for particular specialties.

Increase in Insured Americans Through the Affordable Care Act

        The recently enacted Affordable Care Act represents a significant overhaul of many aspects of healthcare regulations and health insurance and requires every American to have health insurance or be subjected to a tax. HHS predicts the Affordable Care Act will result in an additional 25 million Americans having health insurance by 2024, which we believe will increase the frequency of physician office visits. Accordingly, we believe the increased demand for healthcare services will result in the need for healthcare providers to invest in the expansion of medical, outpatient and smaller specialty hospital facilities.

Favorable Non-Urban Healthcare Outlook

        We believe the factors discussed above will affect all markets within the healthcare space, but they will be most notable in Non-Urban areas where the growing aging population resides. Most Non-Urban residents live in counties bordering metropolitan areas, and only a small proportion live in remote communities. Over 60% of Non-Urban residents live in counties adjacent to urban areas. Another 28% of Non-Urban residents live in counties that contain regional population centers, or micropolitan areas (geographic areas with populations of 10,000-50,000), that do not directly border larger urban areas. Only a small handful of the population lives in geographically remote counties. Within these Non-Urban areas, residents tend to be older and poorer than their urban counterparts. We believe the majority of the newly-insured will enter the health system through Medicaid and state health exchanges. It has been estimated by United Health that, as a result of the implementation of the Affordable Care Act, an additional 8.1 million Non-Urban residents could be enrolled in Medicaid or state health exchanges by 2019. Therefore, we believe healthcare providers will need to make significant investments in these Non-Urban areas to ensure that these newly covered populations are able to get the care they need in manner that is cost-effective and conveniently located.

        In conclusion, we believe the current market for quality healthcare facilities that satisfy our investment criteria and are located in Non-Urban markets is substantial. Furthermore, we believe that continued increases in healthcare spending, a growing aging population, the implementation of the Affordable Care Act and a continued shift to outpatient facilities, will result in even greater demand by healthcare providers to invest in new, specialized real estate assets in locations that are conveniently located for patients. Additionally, we believe that there are fewer competitors for this asset class because we believe that very few, if any, public REITs are focused on acquiring Non-Urban healthcare facilities in a price range of less than $15 million.

OUR BUSINESS AND PROPERTIES

Overview

        We are a fully-integrated healthcare real estate company that is organized as a Maryland corporation. We acquire and own properties that are leased to hospitals, doctors, healthcare systems or other healthcare service providers primarily in Non-Urban markets. Our strategic focus is to invest in real estate that is diversified across healthcare provider, geography, facility type and industry segment. We believe that favorable demographic trends, continuing increases in healthcare spending and the continuing shift in the delivery of healthcare services to community-based outpatient facilities create attractive opportunities for us. We focus on Non-Urban healthcare facilities because we believe these properties are essential to healthcare providers in their local markets and can generate more attractive risk-adjusted returns than similar facilities in urban markets. In addition, we believe our management team's extensive relationships with healthcare providers and owners of healthcare facilities provide us with the opportunity to acquire attractive Non-Urban healthcare facilities outside of a competitive bidding process. Furthermore, we believe there is significantly less competition from existing REITs and institutional buyers for these Non-Urban assets.

        We completed our IPO in May 2015, pursuant to which we issued an aggregate of 7,187,500 shares of common stock, including shares of common stock issued upon exercise of the underwriters' option to purchase additional shares of common stock in full, and received approximately $125.2 million of net proceeds. Simultaneously with the closing of the IPO, we completed a private placement of an aggregate of 123,683 shares of common stock to certain directors and officers of the Company, including Timothy G. Wallace, our Chairman, Chief Executive Officer and President, for an aggregate purchase price of $2.3 million.

Competitive Strengths

        We believe our management team's significant healthcare, real estate and public REIT management experience distinguishes us from other REITs and real estate operators, both public and private. Specifically, our company's competitive strengths include, among others:

  •
  Strong, Diversified Portfolio.  Our focus is on investing in properties where we can develop strategic alliances with financially sound healthcare providers that offer need-based healthcare services in our target markets. Our tenant base includes many nationally recognized healthcare providers (or their affiliates), such as Adventist, HCA, Fresenius and AmSurg. Our property portfolio is structured with significant diversification with respect to healthcare provider, industry segment, facility type and geography. In particular, as of the date of this prospectus, we own a total of 44 properties and have financed two mortgage investments, collectively located in 18 states, with our highest concentrations of properties being located in Florida (7), Alabama (6), Kansas (5) and Texas (5). As of the date of this prospectus, we own or have financed 15 medical office buildings, 11 physician clinics, eight ambulatory surgery centers, six dialysis clinics, three oncology centers, two behavioral health facilities, and one long-term acute care hospital. In addition, we have two properties under contract or subject to a purchase option agreement—one medical office building in Ohio and one behavioral facility in Illinois.

  •
  Attractive and Disciplined Investment Focus.  We focus our investment activities on a well-defined category of healthcare real estate. In addition, our properties were, and in the future are expected to be, acquired in off-market or lightly marketed transactions at purchase prices of approximately $15 million or less. None of our properties have been acquired pursuant to "calls for offers" or other auction style bidding situations. We believe our relationships provide us with off-market or lightly marketed acquisition opportunities, thus providing us the opportunity to continue to purchase assets outside a competitive bidding process. We believe there is significantly less competition from existing REITs and institutional buyers for these Non-Urban assets than for comparable urban assets, thereby increasing the potential for more attractive risk-adjusted returns. In addition, we believe that healthcare-related real estate rents and valuations are less susceptible to changes in the general economy than many other types of commercial real estate due to favorable demographic trends and the need-based rise in healthcare expenditures, even during economic downturns.

  •
  Extensive Relationships with Healthcare Providers, Intermediaries and Property Owners.  We believe that our management team has a strong reputation among, and a deep understanding of the real estate needs of, healthcare providers in our target markets. For example, AmSurg, a nationally recognized leader in the development, management and operation of outpatient surgery centers, has designated us as one of its two strategic partners to acquire real estate owned by physicians who are partners in surgery centers AmSurg operates. We believe that this strategic relationship demonstrates our ability to meet the needs of healthcare providers by structuring transactions that are mutually advantageous to sellers, our tenants and us. We believe this ability will lead to strategic acquisition opportunities, which will, in turn, produce attractive risk-adjusted returns.

  •
  Experienced Management Team.  Each of the members of our management team has between 23 and 34 years of healthcare, real estate and/or public REIT management experience. Led by Timothy G. Wallace, our Chairman, Chief Executive Officer and President, W. Page Barnes, our Executive Vice President and Chief Financial Officer, and Leigh Ann Stach, our Vice President—Financial Reporting and Chief Accounting Officer, our management team has significant experience in acquiring, owning, operating and managing healthcare facilities and providing full service real estate solutions for the healthcare industry. Prior to founding our company, Mr. Wallace was a co-founder and Executive Vice President of HR. Between HR's initial public offering in 1993 and his departure from HR in 2002, Mr. Wallace was integral in helping to grow HR to over $2 billion in assets. Mr. Barnes has held executive positions with acute care and behavioral hospital companies and directed healthcare lending for AmSouth Bank. Ms. Stach has experience in public healthcare REIT accounting and financial reporting.

  •
  Growth Oriented Capital Structure.  We have a $75 million credit facility with an accordion feature of up to an additional $125 million for a total facility size of up to $200 million. As of the date of this prospectus, we have approximately $20 million of availability under our credit facility. See "—Our Business Objectives and Strategy—Financing Strategy" beginning on page 33 for more information. In the future, in addition to debt and equity issuances, we may use OP units as currency to acquire additional properties from owners seeking to defer their potential taxable gain and diversify their holdings. We believe our borrowing capacity under our credit facility, combined with our ability to use OP units as acquisition currency, provides us with significant financial flexibility to make opportunistic investments and fund future growth.

  •
  Significant Alignment of Interests.  We have structured the compensation of our management team to closely align their interests with the interests of our stockholders. During the initial terms of their respective employment agreements, each of our executive officers has elected to take 100% of his or her salary, bonus and long-term incentive in the form of restricted stock that is subject to an eight-year cliff vesting period. We believe that paying our management team solely with restricted stock that is subject to an eight-year cliff vesting period effectively aligns the interests of our management team with those of our stockholders, creating significant incentives to maximize returns for our stockholders. In addition, concurrently with the completion of our IPO in May 2015, Mr. Wallace purchased $2,000,000 in shares of our common stock and certain of our officers and directors purchased an aggregate of $350,000 in shares of our common stock in the concurrent private placement, in each case at a price per share equal to the price of the shares sold in our IPO, which we believe further aligns management's interests with those of our stockholders. Also, Mr. Wallace recently adopted a 10b5-1 purchase plan pursuant to which he intends to acquire up to the lesser of 200,000 shares or $4 million of shares of our common stock from time to time until the plan expires on December 31, 2016. Finally, we have adopted stock ownership guidelines that require our officers and directors, in the future, to continuously own an amount of our common stock based on a multiple of such officer's annual base salary or such director's annual retainer, as applicable.

Our Business Objectives and Strategies

        Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategies to achieve our business objective are to invest in, own and proactively manage a diversified portfolio of healthcare properties, which we believe will drive reliable, increasing rental revenue and cash flow.

  Growth Strategy

        We intend to continue to grow our portfolio of healthcare properties primarily through acquisitions of Non-Urban healthcare facilities that provide stable revenue growth and predictable long-term cash flows. We generally focus on individual acquisition opportunities of $15 million or less in off-market or lightly marketed transactions and have not, and do not intend to, participate in competitive bidding or auctions of properties. We believe that there are abundant opportunities to acquire attractive healthcare properties in our target markets either from third-party owners of existing healthcare facilities or directly with healthcare providers through sale-leaseback transactions. We believe there is significantly less competition for these Non-Urban assets from existing REITs and institutional buyers than for comparable assets in urban areas, thereby increasing the potential for attractive risk-adjusted returns. Furthermore, we may acquire healthcare properties on a non-cash basis in a tax efficient manner through the issuance of OP units as consideration for the transaction.

        Our investment portfolio is diversified among healthcare provider, industry segment, facility type and geography. In particular, as of the date of this prospectus we own a total of 44 properties and have financed two mortgage investments, collectively located in 18 states, with our highest concentrations of properties being located in Florida (7), Alabama (6), Kansas (5) and Texas (5). As of the date of this prospectus, we own or have financed 15 medical office buildings, 11 physician clinics, eight ambulatory surgery centers, six dialysis clinics, three oncology centers, two behavioral health facilities and one long-term acute care hospital. In addition, we have two properties under contract or subject to a purchase option agreement—one medical office building in Ohio and one behavioral facility in Illinois. We invest in properties where we can develop strategic alliances with financially sound healthcare providers that offer need-based healthcare services in our target markets.

        Our primary acquisition focus is on the following types of healthcare facilities:

  •
  Ambulatory surgery centers:  Ambulatory surgery centers, also known as outpatient surgery centers, are freestanding healthcare facilities where surgical procedures not requiring an overnight hospital stay are performed. Procedures commonly performed include those related to dermatology, ear, nose and throat/audiology, pain, ophthalmology, orthopedics and sports health and urology.

  •
  Behavioral facilities:  Behavioral facilities are healthcare facilities that provide a range of clinical services for mental health and/or substance abuse diagnoses on an inpatient and/or outpatient basis. Behavioral health services provided may include assessment, treatment, individual medical evaluation and management (including medication management), individual and group therapy, behavioral health counseling, family therapy and psychological testing for recipients of all ages.

  •
  Dialysis clinics:  Dialysis clinics are healthcare facilities that furnish diagnostic, therapeutic and rehabilitative services required for the care of end stage renal disease dialysis patients.

  •
  Medical office buildings:  Medical office buildings are buildings occupied by healthcare providers and may be located near hospitals or other facilities where healthcare services are rendered or in close proximity to a population base. Medical office buildings can be leased by physicians, physician practice groups, hospitals, healthcare systems or other healthcare providers.

  •
  Oncology centers:  Oncology centers are healthcare facilities where one or more of the three primary oncology disciplines are provided to ambulatory patients. These three disciplines are medical oncology (the treatment of cancer with medicine, including chemotherapy), surgical oncology (the surgical aspects of cancer treatment, including biopsy, staging and surgical resection of tumors) and radiation oncology (the treatment of cancer with therapeutic radiation).

  •
  Physician clinics:  Physician clinics are freestanding healthcare facilities that are primarily devoted to the care of ambulatory patients, can be privately operated or publicly managed and funded and typically provide primary healthcare needs of populations in local communities utilizing physicians and other healthcare providers.

        Our secondary acquisition focus is on the following types of healthcare facilities:

  •
  Acute care hospitals:  Acute care hospitals are traditional medical and surgical hospitals providing both inpatient and outpatient medical services and are owned and/or operated either by a non-profit or for-profit hospital or hospital system. These facilities may act as feeder facilities to dedicated regional medical centers.

  •
  Assisted living facilities:  Assisted living facilities provide services that include minimal nursing assistance and minimal assistance for activities of daily living. Assisted living facilities typically are comprised of one and two bedroom suites equipped with private bathrooms and efficiency kitchens. Services bundled within one regular monthly fee usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as eating, dressing and bathing.

  •
  Post-acute care hospitals:  Post-acute care hospitals are healthcare facilities that offer restorative, rehabilitative and custodial care for people not requiring the more extensive and complex treatment available at acute care hospitals. Ancillary and sub-acute care services that are provided may include occupational, physical, speech, respiratory and intravenous therapy, wound care, oncology treatment, brain injury care and orthopedic therapy.

  •
  Skilled nursing facilities:  Skilled nursing facilities are inpatient healthcare facilities with the staff and equipment to provide long-term skilled nursing care, rehabilitation and other related health services to patients, typically elderly, who need nursing care, but do not require hospitalization.

  •
  Specialty hospitals:  Specialty hospitals are hospitals that focus on and specialize in providing care for certain conditions and performing certain procedures, such as cardiovascular and orthopedic surgery.

        In connection with our review and consideration of healthcare real estate investment opportunities, we generally take into account a variety of considerations, including but not limited to:

  •
  whether the property will be leased to a financially-sound healthcare tenant;

  •
  the historical performance of the market and its future prospects;

  •
  property location, with an emphasis on proximity to a population base;

  •
  demand for healthcare related services and facilities;

  •
  current and future supply of competing properties;

  •
  occupancy and rental rates in the market;

  •
  population density and growth potential;

  •
  anticipated capital expenditures;

  •
  anticipated future acquisition opportunities; and

  •
  existing and potential competition from other healthcare real estate owners and tenants.

        We currently have no intention to invest in companies that provide healthcare services structured to comply with the REIT Investment Diversification and Empowerment Act of 2007, or RIDEA.

        We are not restricted from making investments and engaging in business activities that are different from the investments and business activities that we have described in this prospectus. Our management and board of directors will monitor the healthcare and real estate industries to attempt to ensure that we are providing optimal risk-adjusted returns. In doing so, we will continuously review the quality and quantity of potential investments we are able to make compared to similar risk-adjusted investments. Although our board of directors may change our investment strategies at any time without the approval of our stockholders, they will only change the investment strategy or business activities if they determine such changes are in the best interests of our stockholders. In the unlikely event that management and the board of directors take such action, the Company will disclose such changes to our stockholders in our periodic reports and other filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

  Financing Strategy

        Our operating partnership, as borrower, and the Company, as guarantor, entered into a $75 million credit facility in June 2015 with SunTrust Bank, as administrative agent, SunTrust Robinson Humphrey, Inc., as sole lead arranger and sole book manager, and Fifth Third Bank, as syndication agent. Our credit facility includes an accordion feature that provides the Company with additional capacity, subject to the satisfaction of customary terms and conditions, including obtaining additional commitments from lenders, of up to $125 million, for a total facility size of up to $200 million. Our material subsidiaries are also guarantors of the obligations under our credit facility. As of the date of this prospectus, there is approximately $55 million in outstanding borrowings under the credit facility and approximately $20 million available for future borrowings. We intend to repay, in full, all of the outstanding borrowings under our credit facility with a portion of the net proceeds from this offering.

        We have used proceeds from our credit facility to finance property acquisitions and for general corporate purposes. In addition, in the future, we may incur fixed or floating rate indebtedness, including indebtedness secured by our properties. Our present financing policy prohibits incurring debt (secured or unsecured) in excess of 40% of our total book capitalization.

Our Property Portfolio

        We used a portion of the net proceeds from our IPO and the concurrent private placement to acquire 30 properties for an aggregate of approximately $96.4 million within 35 days following the closing of our IPO. Our IPO Properties are located in 15 states with an aggregate of approximately 528,300 rentable square feet. As of December 31, 2015, our IPO Properties were approximately 92.32% leased to 60 tenants.

        Since our IPO and the acquisition of our IPO Properties, we have used the remaining net proceeds from our IPO and concurrent private placement, as well as borrowings under our credit facility, to acquire an additional 14 properties and finance two mortgage investments for an aggregate of approximately $82.2 million, collectively located in 10 states with an aggregate of approximately 492,700 rentable square feet. As of December 31, 2015, our Additional Properties were approximately 97.72% leased to 37 tenants.

        As of December 31, 2015, our Property Portfolio was comprised of an aggregate of approximately 1,021,000 rentable square feet and was approximately 94.93% leased to 97 tenants. Our Property Portfolio had a weighted average remaining lease term of approximately 5.58 years as of December 31, 2015. The table below provides certain information regarding our Property Portfolio as of December 31, 2015:

Property	Location		Facility Type(1)	Total Sq. Ft.	In-Place Occupancy	Annualized Revenue(2)($)	Annualized Revenue (%)	Annualized Revenue Per Sq. Ft ($)	Principal Tenant / Affiliate of
IPO Properties
Provena Medical Center	Bourbonnais	IL	MOB	54,000	91.60%	857,444	4.70%	17.33	Presence Health
Cypress Medical Center	Wichita	KS	MOB	43,945	92.55%	830,974	4.55%	20.43	HCA & Kansas Medical Center
Bayside Medical Center	Pasadena	TX	MOB	51,316	67.80%	715,898	3.92%	20.58	HCA
Los Alamos Professional Plaza	Alamo	TX	MOB	41,797	96.09%	567,402	3.11%	14.13	CVS & Hidalgo County
Northwest Surgery Center	Houston	TX	ASC	11,200	100.00%	466,356	2.56%	41.64	Northwest Surgery Associates
Prairie Star Medical Facility I	Shawnee	KS	PC	24,557	100.00%	460,444	2.52%	18.75	Adventist Health System
Grandview Plaza	Lancaster	PA	PC	20,000	100.00%	459,612	2.52%	22.98	Wellspan Health & Lancaster General Medical Group
Prairie Star Medical Facility II	Shawnee	KS	MOB	24,840	89.53%	450,082	2.47%	20.24	Adventist Health System
Family Medicine East	Wichita	KS	PC	16,581	100.00%	410,838	2.25%	24.78	Family Medicine East Chartered
Cavalier Medical & Dialysis Center	Florence	KY	MOB	36,362	80.72%	393,495	2.16%	13.41	Kumar Dialysis
Brook Park Medical Building	Brook Park	OH	MOB	18,444	100.00%	367,490	2.01%	19.92	Southwest Community Health Systems
Dahlonega Medical Mall	Dahlonega	GA	MOB	20,621	100.00%	347,672	1.90%	16.86	Georgia Mountain Health Services
Fresenius Florence Dialysis Center	Florence	KY	DC	18,283	100.00%	323,415	1.77%	17.69	Fresenius Medical Care
Columbia Gastroenterology Surgery Center	Columbia	SC	ASC	16,969	93.99%	317,101	1.74%	19.88	Palmetto Health
Liberty Dialysis	Castle Rock	CO	DC	8,450	100.00%	292,704	1.60%	34.64	Fresenius Medical Care
UW Health Clinic	Portage	WI	PC	14,000	100.00%	290,151	1.59%	20.73	University of Wisconsin Health Clinics
Desert Endoscopy Center	Tempe	AZ	ASC	13,000	100.00%	279,018	1.53%	21.46	The Mesa AZ Endoscopy, ASC
Bassin Center for Plastic Surgery	Lady Lake	FL	PC	2,894	100.00%	269,471	1.48%	93.11	Roger E. Bassin, M.D.
Continuum Wellness Center	Gilbert	AZ	PC	8,200	100.00%	259,574	1.42%	31.66	Agility Health
Fresenius Dialysis Center	Corsicana	TX	DC	17,699	82.59%	238,368	1.31%	16.31	Fresenius Medical Care
Gulf Coast Cancer Centers	Gulf Shores	AL	OC	6,398	100.00%	190,980	1.05%	29.85	Vantage Oncology
Court Street Surgery Center	Circleville	OH	ASC	7,787	88.76%	186,983	1.02%	27.05	Surgery Partners
Gulf Coast Cancer Centers	Foley	AL	OC	6,146	100.00%	183,458	1.01%	29.85	Vantage Oncology
Virginia Orthopedic & Spine Specialists	Portsmouth	VA	PC	8,445	100.00%	168,900	0.93%	20.00	Bon Secours Health System
Bassin Center for Plastic Surgery	Viera	FL	PC	5,228	100.00%	149,168	0.82%	28.53	Roger E. Bassin, M.D.
Fresenius Gallipolis Dialysis Center	Gallipolis	OH	DC	15,110	100.00%	137,805	0.75%	9.12	Fresenius Medical Care
Bassin Center for Plastic Surgery	Orlando	FL	PC	2,420	100.00%	124,736	0.68%	51.54	Roger E. Bassin, M.D.
Gulf Coast Cancer Centers	Brewton	AL	OC	3,971	100.00%	118,534	0.65%	29.85	Vantage Oncology
Fresenius Ft. Valley	Fort Valley	GA	DC	4,920	100.00%	113,370	0.62%	23.04	Fresenius Medical Care
Davita Etowah Dialysis Center	Etowah	TN	DC	4,720	100.00%	66,055	0.36%	13.99	DaVita Health Partners
IPO Properties Total				528,303	92.32%	$10,037,498	55.00%	$20.58

Additional Properties
Chicago Behavioral Hospital(3)(4)	Des Plaines	IL	BF	85,000	100.00%	1,394,096	7.64%	16.40	Chicago Behavioral Hospital
AMG Specialty Hospital(3)	Lafayette	LA	LTAC	29,890	100.00%	1,059,514	5.81%	35.45	Acadiana Management Group
Treasure Coast Medical Pavilion(5)	Jenson Beach	FL	MOB	56,457	100.00%	833,740	4.57%	14.77	Martin Memorial Med Center
Parkway Professional Plaza(5)	Lakeland	FL	MOB	40,036	84.18%	649,505	3.56%	19.27	Innovations Surgery Center
Berry Surgical Center	Farmington Hills	MI	ASC	27,217	82.00%	613,117	3.36%	27.47	Tenet Health
NovaMed Surgery Center(5)	Oak Lawn	IL	ASC	30,455	100.00%	606,349	3.32%	19.91	Surgery Partners
Medical Village at Debary	DeBary	FL	MOB	24,000	100.00%	576,000	3.16%	24.00	Integrative Physical Medicine, LPMG, Inc. & Family Medicine
Medical Village at Winter Garden	Winter Garden	FL	MOB	21,648	100.00%	495,647	2.72%	22.90	West Orange Nephrology
Londonderry Centre(5)	Waco	TX	MOB	19,495	100.00%	417,155	2.29%	21.40	Waco Oral Surgery & Dental Implants
Assurance Health, LLC	Anderson	IN	BF	10,200	100.00%	315,000	1.73%	30.88	Assurance Health
Winfield Medical Office Buildings	Winfield	AL	PC	60,592	100.00%	286,600	1.57%	4.73	Curae Health
Grene Vision Center	Wichita	KS	PC	11,891	100.00%	276,000	1.51%	23.21	Grene Vision Group
Arkansas Valley Surgery Center	Canon City	CO	ASC	10,653	100.00%	257,741	1.40%	24.19	Catholic Health Initiatives
Eynon Surgery Center	Eynon	PA	ASC	6,500	100.00%	155,772	0.85%	23.96	Eynon Surgery Center
Hayleyville Physicians Professional Building	Haleyville	AL	MOB	29,515	100.00%	139,606	0.76%	4.73	Curae Health
Russellville Medical Plaza	Russellville	AL	MOB	29,129	100.00%	137,780	0.75%	4.73	Curae Health
Additional Properties				492,678	97.72%	$8,213,622	45.00%	$17.06

Property Portfolio Total				1,020,981	94.93%	$18,251,120	100.00%	$18.83

(1)
As used in the table above, "OC" means oncology center; "ASC" means ambulatory surgery center; "PC" means physician clinic; "MOB" means medical office building; "DC" means dialysis clinic; "BF" means behavioral facility; and "LTAC" means long-term acute care facility.

(2)
Annualized revenue for owned properties is calculated by multiplying (i) base rent payments for the month ended December 31, 2015 by (ii) 12. Annualized revenue for mortgage investment properties is calculated by multiplying (i) daily interest income as of December 31, 2015, by (ii) 365 days. See footnotes 3 and 4 below.

(3)
This is a mortgage investment property.

(4)
The mortgage investment in Chicago Behavioral Hospital was made on January 14, 2016, but the information provided is as of December 31, 2015. We intend to acquire this property with a portion of the net proceeds from this offering pursuant to the exercise of a purchase option. Following the acquisition, we intend to enter into a new 15 year lease with the current owner following our purchase, and we anticipate that annualized revenue will be $1.9 million under such new lease.

(5)
Property was acquired after December 31, 2015, but the information provided is as of December 31, 2015. Data is based upon leases assumed by us in the acquisition.

  Properties Under Contract

        In addition to our Property Portfolio described above, we have definitive contracts to purchase or purchase option agreements for one medical office building in Ohio and one behavioral facility in Illinois for an estimated aggregate net cash purchase price of approximately $17.9 million, which reflects the payoff at closing of the $12.5 million principal balance outstanding on our mortgage on Chicago Behavioral Hospital. As of December 31, 2015, our Properties Under Contract were approximately 92.91% leased to four tenants with a weighted average remaining lease term of approximately 10.51 years. The table below provides certain information regarding our Properties Under Contract as of December 31, 2015:

Properties Under Contract	Location		Facility Type(1)	Total Sq. Ft	In-Place Occupancy	Annualized Revenue(2)($)	Annualized Revenue (%)	Annualized Revenue Per Sq. Ft ($)	Principal Tenant / Affiliate of
Chicago Behavioral Hospital(3)	Des Plaines	IL	BF	85,000	100.00%	1,900,000	69.22%	22.35	Chicago Behavioral Hospital
Rockside Medical	Independence	OH	MOB	54,848	81.92%	844,702	30.78%	18.80	St. Vincent Charity Medical
Properties Under Contract Total				139,848	92.91%	$2,744,702	100.0%	$21.12

(1)
As used in the table above, "MOB" means medical office building; and "BF" means behavioral facility.

(2)
Except with respect to Chicago Behavioral Hospital, annualized revenue was calculated by multiplying (i) base rent payments for the month ended December 31, 2015 by (ii) 12.

(3)
We intend to exercise our option to purchase Chicago Behavioral Hospital following the closing of this offering. Annualized revenue for Chicago Behavioral Hospital was calculated by multiplying (i) monthly cash rental payments anticipated to be paid under the lease to be executed in connection with the acquisition of Chicago Behavioral Hospital by (ii) 12.

  Properties Under Evaluation

        In addition to the pending acquisitions described above, we are currently evaluating a number of properties that we believe meet our investment criteria. As of the date of this prospectus, we are in various states of review, underwriting or negotiation with respect to a number of potential acquisition and investment opportunities and we are in active discussions with the owners of approximately 20 properties. We have not entered into binding letters of intent or other agreements that unconditionally obligate us to purchase any of these properties, and none of these acquisitions are deemed probable as of the date of this prospectus. Accordingly, there can be no assurance we will enter into any such agreements or acquire any of these properties.

Our Leases and Tenants

        Substantially all of our revenues are derived from net leases pursuant to which our tenants are generally responsible for substantially all of the property operating expenses relating to the property, including real estate taxes, utilities, property insurance, routine maintenance and repairs and property management. We believe this net lease structure helps insulate us from increases in certain property operating expenses and provides more predictable cash flow. The leases for our properties typically include rent escalation provisions designed to provide us with annual growth in our rental revenues. Tenants of our properties include many nationally recognized healthcare providers (or their affiliates), such as Adventist, HCA, Fresenius and AmSurg. Through these property investments and corresponding operating income, we seek to generate attractive risk-adjusted returns for our stockholders through a combination of stable and increasing dividends and potential long-term appreciation in the value of our properties and the value of our shares of common stock.

  Scheduled Lease Expirations

        The following table provides a summary of lease expirations for our Property Portfolio as of December 31, 2015 for the periods indicated:

		Total Leased Square Footage		Annualized Revenue
Year	Number of Leases Expiring	Amount (#)	Percent (%)	Amount ($)	Percent (%)
2016	16	92,223	10.9%	1,846,219	11.5%
2017	10	72,444	8.6%	1,745,044	10.9%
2018	27	150,160	17.8%	2,794,990	17.5%
2019	22	110,504	13.1%	2,611,278	16.3%
2020	19	126,624	15.0%	2,129,249	13.3%
2021	3	26,590	3.2%	556,785	3.5%
2022	7	42,613	5.0%	913,400	5.7%
2023	3	24,075	2.9%	425,837	2.7%
2024	1	5,390	0.6%	181,469	1.1%
2025	6	29,234	3.5%	862,337	5.4%
Thereafter	13	161,944	19.2%	1,902,045	11.9%
Month-to-Month	2	2,066	0.2%	37,800	0.2%

Totals	129	843,867	100.0%	16,006,453	100.0%

        As of the date of this prospectus, we have renewed six leases representing 37,470 square feet and $686,025 in annualized revenue which were scheduled to expire in the first or second quarters of 2016. Additionally, we are in active discussions for the re-leasing or renewal of eight leases representing 47,992 square feet and $1,047,018 in annualized revenue which are scheduled to expire in the third and fourth quarters of 2016.

  Tenants

        As of December 31, 2015, our Property Portfolio was 94.93% leased to 97 tenants, with five tenants leasing space pursuant to more than one lease or occupying more than one building. No single tenant accounts for more than 7.64% of our total annualized revenue as of December 31, 2015.

        The following table sets forth certain information about the 10 largest tenants in our Property Portfolio based on total annualized revenue as of December 31, 2015:

Tenant	Number of Properties		Annualized Revenue ($)(1)	Percentage of Annualized Revenue (%)
US Healthvest	1	(2)	$1,394,096	7.64%
AMG Specialty Hospital	1	(2)	1,059,514	5.81%
Fresenius	5		906,563	4.97%
HCA	4		884,257	4.84%
Adventist Health System Sunbelt Healthcare Corporation	2		654,772	3.59%
Tenet Health	1		613,117	3.36%
Curae Health	3		563,986	3.09%
Roger E Bassin	3		543,375	2.98%
Vantage Oncology	3		492,973	2.70%
Northwest Surgery Associates	1		466,356	2.56%
All Others			10,672,111	58.46%

Totals			$18,251,120	100.00%

(1)
Annualized revenue for owned properties is calculated by multiplying (i) base rent payments for the month ended December 31, 2015 by (ii) 12. Annualized revenue for mortgage investment properties is calculated by multiplying (i) daily interest income as of December 31, 2015 by (ii) 365 days.

(2)
This is a mortgage investment property.

Portfolio Diversification

        We invest in real estate that is diversified across facility type, geography, healthcare provider and industry segment. As such, the 46 properties in our Property Portfolio include 97 tenants across seven facility-types located in 18 states.

  Facility Type Diversification

        The following graphs and tables set forth information relating to facility type diversification of our Property Portfolio collectively based on total square feet and annualized revenue as of December 31, 2015:

Diversification by Property Type (Square Feet)	Diversification by Property Type (Annualized Revenue)

Property Type	Number of Properties	Square Feet (#)	Total Square Feet (%)	Annualized Revenue ($)(1)	Annualized Revenue (%)(2)
Ambulatory Surgery Center	8	123,781	12.1%	2,882,438	15.8%
Behavioral Facility	2	95,200	9.3%	1,709,096	9.4%
Dialysis Clinic	6	69,182	6.8%	1,171,717	6.4%
Long-Term Acute Care	1	29,890	3.0%	1,059,514	5.8%
Medical Office Building	15	511,605	50.1%	7,779,889	42.6%
Oncology Center	3	16,515	1.6%	492,973	2.7%
Physicians Clinic	11	174,808	17.1%	3,155,493	17.3%

	46	1,020,981	100.0%	18,251,120	100.0%

(1)
For properties that we have acquired, annualized revenue was calculated by multiplying (i) base rent payments as of December 31, 2015 by (ii) 12. For mortgage investment properties, annualized revenue was calculated by multiplying (i) daily interest income as of December 31, 2015 by (ii) 365 days.

(2)
Percentage of total annualized revenue was calculated by dividing (i) annualized revenue generated by all of the facilities of the applicable property type by (ii) the total annualized revenue generated by our Property Portfolio for the year ended December 31, 2015, expressed as a percentage.

  Geographic Diversification

        The following graphs and table set forth information relating to geographic diversification by state of our Property Portfolio based on total square feet and annualized revenue as of December 31, 2015:

Diversification by State (Square Feet)	Diversification by State (Annualized Revenue)

State	Number of Properties	Square Feet (#)	Total Square Feet (%)	Annualized Revenue ($)(1)	Annualized Revenue (%)(2)
Illinois	3	169,455	16.6%	$2,857,889	15.7%
Florida	7	152,647	14.9%	3,098,267	17.0%
Texas	5	141,543	13.9%	2,405,178	13.2%
Alabama	6	135,751	13.3%	1,056,959	5.8%
Kansas	5	121,814	11.9%	2,428,338	13.3%
Kentucky	2	54,645	5.3%	716,910	3.9%
Ohio	3	41,341	4.0%	692,278	3.8%
Louisiana	1	29,890	2.9%	1,059,514	5.8%
Michigan	1	27,217	2.7%	613,117	3.4%
Pennsylvania	2	26,500	2.6%	615,384	3.4%
Georgia	2	25,541	2.5%	461,042	2.5%
Arizona	2	21,200	2.1%	538,592	3.0%
Colorado	2	19,103	1.9%	550,445	3.0%
South Carolina	1	16,969	1.7%	317,101	1.7%
Wisconsin	1	14,000	1.4%	290,151	1.6%
Indiana	1	10,200	1.0%	315,000	1.7%
Virginia	1	8,445	0.8%	168,900	0.9%
Tennessee	1	4,720	0.5%	66,055	0.3%

	46	1,020,981	100.0%	$18,251,120	100.0%

(1)
For properties that we have acquired, annualized revenue was calculated by multiplying (i) base rent payments as of December 31, 2015 by (ii) 12. For mortgage investment properties, annualized revenue was calculated by multiplying (i) daily interest income as of December 31, 2015 by (ii) 365 days.

(2)
Percentage of total annualized revenue was calculated by (i) dividing annualized revenue generated by all of the facilities of the applicable property type by (ii) the properties in our Property Portfolio for the year ended December 31, 2015, expressed as a percentage.

Material Property to be Acquired

        Set forth below is information with respect to Chicago Behavioral Hospital, one of our Properties Under Contract, which we intend to acquire with a portion of the net proceeds from this offering. Assuming the consummation of the acquisition had occurred prior to December 31, 2015, Chicago Behavioral Hospital would be the only property in our Property Portfolio that accounts for 10% or more of our total assets or 10% or more of our gross revenues as of and for the year ended December 31, 2015.

  Chicago Behavioral Hospital—Des Plaines, Illinois

        Property Description:    Constructed in the early 1900s with subsequent renovations in 1976, 1984, 2002 and 2015, Chicago Behavioral Hospital is an approximately 85,000 square-foot psychiatric behavioral hospital located in Des Plaines, Cook County, Illinois. Other than recurring capital expenditures, we have no plans with respect to major renovation or redevelopment of the property because renovations were recently completed by the existing owner. For the year ended December 31, 2015, the annual real estate tax for Chicago Behavioral Hospital was $0 as the property was exempt from real estate taxes in 2015.

        Acquisition Terms:    On January 14, 2016, we entered into an Option and Agreement for Purchase and Sale of Real Estate, or the Option, to acquire Chicago Behavioral Hospital for an aggregate gross purchase price of $20,000,000, or a net purchase price of $7,500,000 following the owner's repayment of the $12,500,000 principal balance outstanding on our mortgage on Chicago Behavioral Hospital. The Option is exercisable by the Company upon notice to the existing owner at any time prior to January 13, 2017. The closing of the acquisition is subject to customary due diligence conditions.

        Lease Terms:    Upon closing of the acquisition of Chicago Behavioral Hospital pursuant to our exercise of the Option, we will lease 100% of Chicago Behavioral Hospital to its existing owner, 2014 Health Realty, LLC, pursuant to a new, triple net Master Lease with a 15 year term. Accordingly, no Rule 3-14 audit was required of this property. The annual revenue for Chicago Behavioral Hospital will be approximately $1,900,000.

        Competitive Conditions:    The healthcare laws of the State of Illinois require that any new psychiatric behavioral hospital obtain a certificate of need before it is allowed to operate. This requirement presents a regulatory barrier to entry into the market that may be advantageous to the operator of Chicago Behavioral Hospital and factored into the company's decision to purchase the property.

Credit Facility

        On June 3, 2015, our operating partnership, as borrower, and the Company as guarantor, entered into a $75 million syndicated senior revolving credit facility with SunTrust Bank, as administrative agent, SunTrust Robinson Humphrey, Inc., as sole lead arranger and sole book manager, and Fifth Third Bank, as syndication agent. The credit facility includes an accordion feature that provides us with additional capacity, subject to the satisfaction of customary terms and conditions, including obtaining additional commitments from lenders, of up to $125 million, for a total facility size of up to $200 million. Our material subsidiaries are also guarantors of the obligations under the credit facility. The amount available for us to borrow from time to time under the credit facility is limited according to a borrowing base valuation of certain unencumbered properties owned by subsidiaries of our operating partnership that guarantee the facility. We have the option to remove properties from the pool of borrowing base properties and to add different properties, subject to our continued compliance with the financial covenants and other terms of the credit facility.

        As of the date of this prospectus, there is approximately $55 million in outstanding borrowings under the credit facility and approximately $20 million is available for future borrowings. Amounts outstanding under the credit facility bear annual interest at a floating rate that is based, at our option, on either LIBOR plus 2.50% to 3.00% or a base rate plus 1.50% to 2.00%, in each case, depending upon our leverage ratio. In addition, we are obligated to pay an annual fee equal to 0.25% of the amount of the unused portion of the credit facility if amounts borrowed are greater than 50% of the borrowing capacity under the credit facility and 0.35% of the unused portion of the credit facility if amounts borrowed are less than or equal to 50% of the borrowing capacity under the credit facility.

        Our ability to borrow under the credit facility is subject to our ongoing compliance with a number of customary affirmative and negative covenants, including limitations with respect to liens, indebtedness, distributions, mergers, consolidations, investments, restricted payments and asset sales, as well as financial covenants, including:

  •
  a maximum leverage ratio of 50%;

  •
  a minimum fixed charge coverage ratio of less than 1.75 to 1.00;

  •
  a minimum tangible net worth of not less than approximately $96.9 million plus 75.0% of net proceeds from future equity capital raises;

  •
  a minimum amount of liquidity of not less than $5 million; and

  •
  a maximum distribution/pay-out ratio of the greater of (i) 95% of FFO of the Company or (ii) the amount required for the Company to maintain its status as a REIT.

        The credit facility has an initial maturity date of June 3, 2018. Subject to the terms of the credit facility we have two options to extend the term of the credit facility by one year per option, up to June 3, 2020.

        The credit facility includes customary events of default, the occurrence of which, subject to certain cure periods, permits the lenders to terminate commitments to lend under the credit facility and accelerate payment of all amounts outstanding thereunder. As of April 6, 2016, we were in compliance with all covenants under the credit facility.

 MANAGEMENT

Our Directors and Executive Officers

        Our board of directors consists of five members, all but one of whom is independent within the meaning of the listing standards of the NYSE. Each of our directors is elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors" for additional information. Our first annual meeting of our stockholders will be held in May 2016. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

        The following table sets forth certain information concerning the persons who are our executive officers and directors:

Name	Age	Position
Timothy G. Wallace	57	Chairman, Chief Executive Officer and President
W. Page Barnes	62	Executive Vice President—Chief Financial Officer
Leigh Ann Stach	49	Vice President—Financial Reporting & Chief Accounting Officer
Alan Gardner*	62	Lead Director
Robert Hensley*	58	Director
Alfred Lumsdaine*	50	Director
R. Lawrence Van Horn*	48	Director

*
Independent within the meaning of the NYSE listing standards.

        The following are biographical summaries of the experience of our directors, executive officers and certain other officers:

        Timothy G. Wallace, Chairman, Chief Executive Officer and President

        Mr. Wallace has served as our Chairman, Chief Executive Officer and President since the formation of our company in March 2014. Prior to founding our company, from 2003 to 2014, Mr. Wallace was co-founder, President and majority owner of Athena Funding Partners, LLC, or AFP, and related entities, which were established in 2002 to provide financing solutions to the higher education industry for on-campus student housing facilities mostly in rural areas. From 1993 to 2002, Mr. Wallace was a co-founder and Executive Vice President of Healthcare Realty Trust (NYSE: HR). Between HR's initial public offering in 1993 and his departure from HR in 2002, Mr. Wallace was integral in helping to grow HR from $2,000 to over $2 billion in asset value. Mr. Wallace remained as a paid consultant to HR and was subject to a non-compete until 2008. Mr. Wallace was a senior manager at Ernst & Young from 1988 to 1993. Mr. Wallace began his career in 1980 with Arthur Andersen & Co. Mr. Wallace holds a Bachelor of Science in Business Administration and Masters in Business Administration, both from Western Kentucky University. Mr. Wallace was selected to serve as our Chairman because of his past public company experience, his experience in real estate, including acquiring healthcare real estate, and his role as Chief Executive Officer and President of our company.

        W. Page Barnes, Executive Vice President—Chief Financial Officer

        Mr. Barnes has served as our Executive Vice President and Chief Financial Officer since the formation of our company in March 2014. Mr. Barnes is responsible for our financing and management activities. Prior to joining our company, from 2005 to 2013, Mr. Barnes was a co-founder, Chief Financial Officer and Executive Vice President—Chief Development Officer for Haven Behavioral Healthcare where he was responsible for raising a $100 million private equity investment, negotiating four separate bank financings and the acquisition and/or development of 12 hospitals. From 1997 to

2005, Mr. Barnes served as Chief Financial Officer then Senior Vice President—Finance for Ardent Health Services and its predecessor Behavioral Healthcare Corporation. Prior to Ardent, Mr. Barnes began a banking career with AmSouth Bank in 1990 as a Commercial Real Estate Relationship Manager and ended it in 1997 as Senior Vice President and Manager of the Healthcare Banking Department. Mr. Barnes holds a Bachelor of Science in Accounting from Auburn University.

        Leigh Ann Stach, Vice President—Financial Reporting and Chief Accounting Officer

        Ms. Stach has served as our Vice President—Financial Reporting and Chief Accounting Officer since the formation of our company in March 2014. Ms. Stach is responsible for our financial reporting. From 2005 to 2013, Ms. Stach served as Vice President—Financial Reporting at HR where she had responsibility for financial reporting and coordinating due diligence materials for debt and equity offerings. In addition, she brought EDGAR and XBRL filings in-house and provided oversight of HR's compliance function and internal audit. Prior to that, from 1997 to 2005, Ms. Stach served as Vice President—Controller at HR. From 1994 to 1997, Ms. Stach served as Assistant Controller at HR. Prior to HR, from 1991 to 1994, Ms. Stach was a senior accountant—financial reporting at HCA. She began her career with HCA in 1988 as an internal auditor. Ms. Stach holds a Bachelor of Science in Accounting from Western Kentucky University.

        Alan Gardner, Lead Independent Director

        Mr. Gardner retired from Wells Fargo in October 2015. Prior to his retirement, he was a senior relationship manager in the healthcare corporate bank. He primarily covered national healthcare companies with market capitalization exceeding $5 billion, generally in the pharmaceutical, medical device and healthcare services sectors. Mr. Gardner has over 26 years of corporate and investment banking experience, with 20 years covering healthcare companies. Prior to joining Wells Fargo (Wachovia) in March 2004, Mr. Gardner was head of healthcare for FleetBoston Financial from 2003 to 2004 and was a managing director of the healthcare group for Banc of America Securities from 1996 to 2003. During his career, Mr. Gardner has led a number of significant financing transactions for leading public healthcare companies. Mr. Gardner currently serves on the board of trustees for Omni Montessori School in Charlotte, North Carolina and as Charlotte Chapter chair for the Impact Angel Network or IAN. IAN is managed by RENEW, LLC, an investment advisory and management consulting firm based in Addis Ababa, Ethiopia and Washington D.C. Mr. Gardner earned a B.S. and M.S. from Virginia Polytechnic Institute and State University and an M.B.A. in finance and accounting from the University of Rochester. Mr. Gardner is our lead independent director, and Mr. Gardner's commercial banking, capital markets and healthcare industry experience makes him a valuable resource to our board of directors.

        Robert Hensley, Independent Director

        Mr. Hensley serves as a senior advisor to the healthcare and transaction advisory services groups of Alvarez and Marsal, LLC, or A&M. Mr. Hensley has more than 30 years of experience serving public and privately-held companies across a range of industries, including healthcare, insurance, real estate and private equity capital funds. Mr. Hensley is also the founder of a private publishing company and the principal owner of two real estate and rental property development companies. Before joining A&M, Mr. Hensley was an audit partner with Ernst & Young from 2002 to 2003. Previously, he was with Arthur Andersen, where he served as an audit partner from 1990 to 2002, and was the managing partner of their Nashville office from 1997 to 2002. His significant experience includes mergers and acquisitions, identification of enterprise and industry risk, and forensic investigations and disputes. Mr. Hensley serves on the board of directors for Diversicare Healthcare Services, Inc. Mr. Hensley previously served on the board of directors for Capella Healthcare from 2008 to 2015, and he now serves as a member of Capella Healthcare's advisory board. Mr. Hensley previously served as a director of Greenway Medical Technologies from 2011 to 2013, HealthSpring, Inc. from 2006 to 2012 and Comsys IT Partners, Inc. and Spheris, Inc. from 2006 to 2010. Mr. Hensley earned a B.S. in accounting and a Masters of Accountancy from the University of Tennessee and is a Certified Public Accountant. Mr. Hensley's financial accounting, healthcare industry and transactional experience makes him a valuable resource to our board of directors.

        Alfred Lumsdaine, Independent Director

        Mr. Lumsdaine joined Healthways, Inc., or Healthways, in 2002, became Chief Financial Officer in 2011 and assumed the role of Chief Administrative Officer in 2015. As CFO of Healthways, Mr. Lumsdaine is responsible for all financial functions, investor relations, regulatory compliance, procurement and project management. Further, as Chief Administrative Officer of Healthways, Mr. Lumsdaine is responsible for enterprise human relations and information technology. Previously, Mr. Lumsdaine served as Controller and Chief Accounting Officer of Healthways and his areas of responsibility included accounting, treasury, tax, financial reporting, internal audit and corporate systems. His years of experience have been focused in healthcare services. Prior to joining Healthways, from 2001 to 2002, he was Treasurer and Controller for Logisco, Inc., which followed senior level financial positions with Beverly Rehabilitation (a Division of Beverly Enterprises) from 1998 to 2000 and Theraphysics from 1997 to 1998. Mr. Lumsdaine directed the North America internal audit department of Willis from 1996 to 1997. Mr. Lumsdaine started his career with the Nashville office of Ernst & Young, spending over eight years, from 1988 to 1996, in the external audit practice, primarily focused on the healthcare industry. Mr. Lumsdaine has led and supported significant M&A activity and capital market transactions and his financial leadership experience spans from small fast-growing privately-held entities to larger public companies with complex accounting and financial reporting requirements. Mr. Lumsdaine earned his B.S. in Accounting and Masters of Accountancy from the University of Tennessee and is a Certified Public Accountant. Mr. Lumsdaine's public company management, healthcare industry and financial accounting experience makes him a valuable resource to our board of directors.

        R. Lawrence Van Horn, Independent Director

        Professor Van Horn has been an associate professor of Economics and Management and the Executive Director of Health Affairs at the Vanderbilt University Owen Graduate School of Management, or Owen, since 2006. Professor Van Horn is a leading expert and researcher on healthcare management and economics. His current research interests include nonprofit conduct, governance and objectives in healthcare markets and the measurement of healthcare outcomes and productivity. His research on healthcare organizations, managerial incentives in nonprofit hospitals and the conduct of managed care firms has appeared in leading publications. Professor Van Horn consults for national consulting firms, providers, managed care organizations, and pharmaceutical firms. Professor Van Horn also holds faculty appointments in the Vanderbilt University School of Medicine and Law School. Prior to his tenure at Owen, from 1996 to 2006, Professor Van Horn served as an associate professor of economics and management at the William E. Simon Graduate School of Business at the University of Rochester where he was responsible for their graduate programs in health administration. Professor Van Horn began serving on the board of directors of Quorum Health Corporation in January 2016. Professor Van Horn holds a Ph.D. from the University of Pennsylvania's Wharton School and a Master's in Business Administration, a Master's in Public Health and a B.A. from the University of Rochester. Professor Van Horn's extensive knowledge and research into healthcare industry economics and governance as well as his unique experience with healthcare decision makers and business executives nationwide regarding healthcare policy make him a valuable resource to our board of directors.

Other Key Officers

        Steve Harrison, Managing Director—Business Development

        Mr. Harrison has served as our Managing Director—Business Development since March 2014 and is responsible for continuing and developing relationships with healthcare providers and sourcing properties for acquisition analysis. Prior to joining our company, from 2005 to 2013, Mr. Harrison was a co-founder at DSI Renal where he participated in raising the equity and acquiring 106 dialysis clinics from Fresenius Medical Care in 2006. Prior to DSI, from 1997 to 2005, Mr. Harrison was a co-founder at National Nephrology Associates, a start up with which grew to 85 clinics and was sold to Renal Care Group in 2007. Prior to NNA, from 1990 to 1998, Mr. Harrison directed business development for REN Corp which grew from 12 to over 70 dialysis clinics and was sold to Gambro Inc. in 1995. Mr. Harrison began his business development career in healthcare with Community Dialysis Centers. Prior to CDC, Mr. Harrison was at Dow Chemical. He began his career with Johnson and Johnson. Mr. Harrison holds a Bachelor of Science from Middle Tennessee State University.

        Roland H. Hart, Vice President—Asset Management

        Mr. Hart has served as our Vice President—Asset Management since March 2014 and is responsible for oversight of the management of our properties and ensuring tenant satisfaction with each of our properties. Most recently, from 2009 to 2013, Mr. Hart served as a consultant to Lend Lease Dasco, a national leader in the development, financing, leasing and management of medical office buildings and outpatient facilities. Prior to Lend Lease Dasco, Mr. Hart served as Executive Vice President of Montecito Medical Investment Company, LLC, or Montecito, which acquired and developed hospital, medical office and medical specialty buildings. Mr. Hart was responsible for healthcare industry relationships and acquisitions and had oversight responsibility for property management. Prior to Montecito, from 1996 to 2005, Mr. Hart served as President of Healthcare Realty Services, Inc., the real estate services subsidiary of HR. Prior to HR, from 1982 to 1993, Mr. Hart was a co-founder with PM Realty Group, or PM, in Houston where he was responsible for growing PM's northeast portfolio to over 20 million square feet. Mr. Hart holds a Bachelor of Science in Political Science and Economics, from University of Wisconsin-Madison and is a Certified Property Manager.

        Michael Willman, Vice President—Real Estate

        Mr. Willman has served as our Vice President—Real Estate since March 2014 and is responsible for performing on site real estate due diligence, maintenance and property capital/reinvestment requirements. Mr. Willman brings over 25 years of hands on experience in maintaining, building and renovating institutional grade real estate projects. Most recently, from 2003 to 2014, Mr. Willman was a co-founder of AFP and related entities where he was responsible for asset management, construction and renovation projects. Prior to AFP, from 1994 to 2003, Mr. Willman co-founded a digital media development company that provided high speed, in-house channel capabilities to real estate projects. He established a niche market for his digital media company that eventually merged with a larger operation. Prior to that, Mr. Willman served with several development firms including Nash Phillips/Copus, which at one time was the largest privately owned homebuilder in the United States and Barnes/Connally Investments. Mr. Willman holds a Bachelor of Science from the University of Houston.

Corporate Governance Profile

        We believe that our corporate governance structure closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

  •
  our lead independent director;

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  our board of directors is not staggered, with each of our directors subject to re-election annually;

  •
  of the five persons who serve on our board of directors, all of our directors, except Mr. Wallace, satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

  •
  we currently comply and intend to continue to comply with the requirements of the NYSE listing standards, including having committees consisting solely of independent directors;

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  a majority of our directors serving on our audit committee qualify as "audit committee financial experts," as defined by the SEC;

  •
  to assist our board of directors in remaining current with their board duties, committee responsibilities and the many important developments affecting our business and our company, we offer training opportunities to our board of directors, as well as participating in the Board Leadership Program by NYSE Governance Services, which offer our directors access to a wide range of in-person, peer-based and webinar educational programs on corporate governance, committee duties, board leadership and industry developments;

  •
  we do not have a stockholder rights plan and our board of directors has adopted a policy providing that our board may not adopt any stockholder rights plan unless the adoption of the plan has been approved by stockholders representing a majority of the votes cast on the matter by stockholders entitled to vote on the matter, except that our board of directors may adopt a stockholder rights plan without the prior approval of our stockholders if our board, in the exercise of its duties, determines that seeking prior stockholder approval would not be in our best interests under the circumstances then existing;

  •
  the policy further provides that if a stockholder rights plan is adopted by our board without the prior approval of our stockholders, the stockholder rights plan will expire on the date of the first annual meeting of stockholders held after the first anniversary of the adoption of the plan, unless an extension of the plan is approved by our common stockholders;

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  we have been exempted from the provisions of the business combination and control share acquisition statutes in the Maryland General Corporation Law, or the MGCL; and

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  we have opted out of the unsolicited takeover (Title 3, Subtitle 8) provisions of the MGCL (which we may not opt into without approval by the affirmative vote of a majority of our stockholders).

        Our directors stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers.

Board Leadership Structure

Combined Chairman of the Board and Chief Executive Officer Positions

        Our board of directors is chaired by our Chairman, Chief Executive Officer and President, Mr. Wallace. We believe that combining the positions of Chief Executive Officer and Chairman helps to ensure that the board of directors and management act with a common purpose and provides a single, clear chain of command to execute our strategic initiatives and business plans. In addition, our board of directors believes that a combined Chief Executive Officer and Chairman is better positioned to act as a bridge between management and our board of directors, facilitating the regular flow of information. Our board of directors also believes that it is advantageous to have a Chairman with such knowledge of our company and the healthcare real estate market (as is the case with our Chief Executive Officer).

Lead Independent Director

        To strengthen the role of our independent directors and encourage independent leadership, our board of directors has established the position of lead independent director, which is held by Alan Gardner. The responsibilities of the lead independent director include, among others:

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  serving as liaison between the Chairman and our other independent directors;

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  calling and presiding at executive sessions of the independent directors;

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  serving as the focal point of communication to the board of directors regarding management plans and initiatives;

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  ensuring that management adheres to the board of directors' oversight role over management operations;

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  providing the medium for informal dialogue with and between independent directors, allowing for free and open communication within that group; and

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  serving as the communication conduit for third parties who wish to communicate with our board of directors.

        Our lead independent director is selected on an annual basis by a majority of the independent directors then serving on our board of directors.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is to provide oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees—the audit committee, the compensation committee and the corporate governance committee—each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements and will have oversight of the performance of our internal audit function within the time period required by the NYSE listing standards. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

Board Committees and Independence

        The NYSE requires a majority of our board of directors to consist of independent directions. A director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a material relationship with the company that would interfere with the exercise of independent judgment. In addition, in order for a member of the compensation committee or the audit committee to be considered independent, such committee member may not, other than in his or her capacity as a member of the board of directors or any board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from us; or (2) be an affiliated person of us. Other than Mr. Wallace, all of our directors are considered independent under the NYSE listing standards.

Board Committees

        Our board of directors has established three standing committees: an audit committee, a compensation committee and a corporate governance committee. The principal functions of each committee are described below. We currently comply, and we intend to continue to comply, with the listing requirements and other rules and regulations of the NYSE and each of these committees are comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

        Our audit committee consists of Messrs. Hensley, Lumsdaine and Gardner, all of whom are independent directors, with Mr. Hensley serving as chairman. Messrs. Hensley and Lumsdaine qualify as "audit committee financial experts" as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. Our board of directors has determined that each of the audit committee members is "financially literate" as that term is defined by the NYSE corporate governance listing standards. We have adopted an audit committee charter, which details the principal functions of the audit committee, including oversight related to:

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  our accounting and financial reporting processes;

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  the integrity of our consolidated financial statements and financial reporting process;

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  our systems of disclosure controls and procedures and internal control over financial reporting;

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  our compliance with financial, legal and regulatory requirements;

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  the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

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  reviewing the adequacy of our audit committee charter on an annual basis;

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  the performance of our internal audit function; and

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  our overall risk profile.

        The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

        A copy of the charter of our audit committee is available on our website.

Compensation Committee

        Our compensation committee consists of Messrs. Lumsdaine, Gardner and Van Horn, all of whom are independent directors, with Mr. Lumsdaine serving as chairman. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

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  reviewing and recommending to our board of directors on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

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  reviewing and recommending to our board of directors the compensation, if any, of all of our other officers;

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  evaluating our executive compensation policies and plans;

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  assisting management in complying with our proxy statement and annual report disclosure requirements;

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  administering our incentive plans;

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  reviewing and recommending to our board of directors policies with respect to incentive compensation and equity compensation arrangements;

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  reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

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  evaluating and overseeing risks associated with compensation policies and practices;

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  reviewing and recommending to our board of directors the terms of any employment agreements, severance arrangements change in control protections and any other compensatory arrangements for our executive officers and other members of senior management;

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  reviewing the adequacy of its compensation committee charter on an annual basis;

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  producing a report on executive compensation to be included in our annual proxy statement; and

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  reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

        A copy of the charter of our compensation committee is available on our website.

Corporate Governance Committee

        Our corporate governance committee consists of Messrs. Van Horn, Hensley and Gardner, all of whom are independent directors, with Mr. Van Horn serving as chairman. We have adopted a corporate governance committee charter, which details the principal functions of the corporate governance committee, including:

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  identifying, evaluating and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

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  developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

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  reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

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  evaluating and recommending to the board of directors nominees for each committee of the board of directors;

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  annually facilitating the assessment of the board of directors' performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards;

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  considering nominations by stockholders of candidates for election to our board of directors;

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  considering and assessing the independence of members of our board of directors;

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  developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board of directors any changes to such principles;

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  periodically reviewing our policy statements; and

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  reviewing, at least annually, the adequacy of its corporate governance committee charter.

        A copy of the charter of the corporate governance committee is available on our website.

Code of Ethics and Business Conduct

        We have a code of ethics and business conduct that applies to our officers, directors and employees. Among other matters, our code of ethics and business conduct is designed to deter wrongdoing and to promote:

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  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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  compliance with laws, rules and regulations;

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  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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  accountability for adherence to the code of ethics and business conduct.

        Any waiver of the code of ethics and business conduct for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

        A copy of the code of ethics and business conduct is available on our website.

Executive Officer, Director and Other Officer Compensation

2015 Compensation of Our Named Executive Officers

        We did not pay any compensation to any of our named executive officers prior to our IPO. On the date of the completion of our IPO, each executive officer's employment agreement became effective. See "—Employment Agreements of our Named Executive Officers." The table below sets forth the compensation paid in fiscal year 2015 to our principal executive officer and the two most highly compensated executive officers. These three executive officers are referred to in this prospectus as our named executive officers. During the initial three-year term of their respective employment agreements, each of our named executive officers has agreed to take 100% of his or her salary, bonus and long-term incentive compensation awarded pursuant to our 2014 Equity Incentive Plan, described below, in the form of restricted common stock. Provided that the named executive officers comply with the terms of the Alignment of Interest Program described below, the election to receive stock compensation otherwise payable in cash caused the named executive officers to be eligible to receive additional stock awards based upon a multiple described below. All shares of restricted stock issued in lieu of cash compensation and any shares of restricted stock issued under the Alignment of Interest Program are subject to either a three-, five-, or eight-year cliff vesting schedule whereby no shares vest until the third, fifth or eighth anniversary of the date of grant, respectively, at which time 100% of the shares of restricted stock will vest. See "—Alignment of Interest Program."

 Summary Compensation Table

		Salary
Name and Principal Position	Year	Compensation Paid in Cash(1)	Compensation Paid in Stock(2)	Bonus	Stock Awards(3)	All Other Compensation	Total
Timothy G. Wallace Chief Executive Officer and President	2015	$—	$179,100	$—	$191,361	$—	$370,461
W. Page Barnes Executive Vice President—Chief Financial Officer	2015	$—	$89,550	$—	$95,671	$—	$185,221
Leigh Ann Stach Vice President—Financial Reporting and Chief Accounting Officer	2015	$—	$74,625	$—	$79,726	$—	$154,351

(1)
All of our named executive officers agreed to take shares of restricted common stock in lieu of any cash compensation for the fiscal year ended December 31, 2015.

(2)
These amounts represent the pro-rated annual base salary of each named executive officer set forth in the table pursuant to their employment agreements, 100% of which was paid in shares of our restricted common stock in lieu of cash and which was pro-rated from the closing date of our IPO, May 28, 2015, through December 31, 2015. All of the shares of our restricted common stock issued in lieu of cash compensation are subject to an eight-year cliff vesting schedule whereby no shares vest until the eighth anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to continued employment.

(3)
Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards of restricted common stock to the named executive officers upon completion of our IPO in May 2015 under the 2014 Incentive Plan, or the 2015 Awards. The dollar value of the 2015 Awards was based upon the IPO price of our common stock.

Employment Agreements of our Named Executive Officers

        We have entered into employment agreements with each named executive officer that became effective on May 28, 2015. The initial term of each employment agreement is through December 31, 2017, and the term of each respective employment agreement will automatically renew for successive one-year terms. Our employment agreements with Mr. Wallace, Mr. Barnes and Ms. Stach provide for an annual base salary of $300,000, $150,000 and $125,000, respectively. The base salaries are subject to annual increases as the compensation committee may approve in their discretion and other benefits generally available to other employees and our other officers, and each will be eligible for an annual bonus for each calendar year during his or her respective employment based on a combination of his or her respective continued employment with the Company and the achievement of certain performance goals established by our board of directors and our compensation committee.

        If employment is terminated for any reason other than for cause, change-in-control or death or disability, the named executive officer is entitled to receive all accrued salary, bonus compensation, if any, to the extent earned, whether or not vested without regard to such termination (other than defined contribution plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the named executive officer is a participant to the full extent of the named executive officer's rights under such plans, full vesting of all awards granted to the named executive officer under the 2014 Incentive Plan, accrued vacation pay and any appropriate business expenses incurred by the named executive officer in connection with his or her duties hereunder, all to the date of termination. In addition, the named executive officer will receive as severance compensation his or her base salary (at the rate payable at the time of such termination), for a period of 36 months, with respect to Mr. Wallace, and 12 months, with respect to Mr. Barnes and Ms. Stach, from the date of such termination; provided, however, that if the named executive officer is employed by a new employer during such period, the severance compensation payable to the named executive officer during such period will be reduced by the amount of compensation that the named executive officer is receiving from the new employer. However, the named executive officer is under no obligation to mitigate the amount owed the named executive officer by seeking other employment or otherwise. In addition to the severance payment, the named executive officer will be paid an amount equal to the greater of: (i) two times the average annual cash bonus, if any, earned by the named executive officer in the two years immediately preceding the date of termination, without regard to any elective income deferral or conversion of such bonus into stock or any other non-cash consideration; and (ii) two times the product of the named executive officer's base salary and 0.67, with respect to Mr. Wallace, and 0.33, with respect to Mr. Barnes or Ms. Stach. Each named executive officer will be entitled to accelerated vesting of any accrued benefit under each deferred compensation plan. If a named executive officer is terminated for disability, the terminated named executive officer will receive the benefits described above, all to the date of termination, with the exception of medical and dental benefits, if any, which shall continue at the Company's expense through the then current one-year term of the employment agreement. If a named executive officer's employment terminates due to death, the terminated named executive officer's estate will receive the benefits described above.

        The severance payment in the event of a change in control will consist of: (1) three times the terminated officer's annual base salary (at the rate payable at the time of such termination), and (2) an amount equal to the greater of: (i) two times the average annual cash bonus, if any, earned by the terminated officer in the two years immediately preceding the date of termination, without regard to any elective income deferral or conversion of such bonus into stock or any other non-cash consideration; and (ii) two times the product of the terminated officer's base salary and 0.67, with respect to Mr. Wallace, and 0.33 with respect to Mr. Barnes and Ms. Stach. Such severance compensation shall be paid in a lump sum promptly after the date of such termination, and in no event later than two and a half months after the end of the year in which such termination occurs. If the payments due to the change-in-control result in an excise tax to the terminated officer, under Section 4999 of the Code, all change-in-control payments to the terminated officer may be limited to an amount that is less than 300% of his or her average annual compensation. This limit would not apply in the event that the terminated officer's net after-tax benefits are greater after considering the effect of the excise tax.

        Each employment agreement contains customary non-competition and non-solicitation covenants that apply during the term and for 12 months following a termination upon a change in control, so long as the payments to which the terminated officer is entitled as a result of his or her termination upon a change of control are made on a timely basis.

 Outstanding Equity Awards at 2015 Fiscal Year-End

        The following table sets forth all outstanding equity awards held by each of our named executive officers at December 31, 2015:

Stock Awards

Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Timothy G. Wallace	9,427	(2)	$173,740	—	$—
W. Page Barnes	4,713	(2)	$86,861	—	$—
Leigh Ann Stach	3,927	(2)	$72,375	—	$—

(1)
The market value of unvested restricted common stock is calculated by multiplying the number of unvested shares of restricted common stock held by the applicable named executive officer by the closing price of our common stock on December 31, 2015, which was $18.43.

(2)
These shares of restricted common stock are subject to 8-year cliff vesting, whereby all shares of restricted common stock will vest on May 28, 2023, subject to continued employment with the Company on the vesting date.

Comprehensive Compensation Policy

        We believe that the compensation of our officers and directors aligns their interests with those of the stockholders in a way that encourages prudent decision-making, links compensation to our overall performance, provides a competitive level of total compensation necessary to attract and retain talented and experienced officers and motivates the officers and directors to contribute to our success. All of our officers are eligible to receive performance-based compensation under the 2014 Incentive Plan.

        We use restricted stock grants as the primary means of delivering long-term compensation to our officers. Shares of restricted stock are shares of our common stock that are forfeitable until the lapse of the applicable restrictions. We believe that restricted stock grants with long vesting periods align the interests of officers and stockholders and provide strong incentives to our officers to achieve long-term growth in our business, grow the value of our common stock and maintain or increase our dividends. The officers personally benefit from these efforts through their restricted stock awards, which receive dividends at the same rate as unrestricted common stock and increase in value as the value of our common stock increases. As such, the Company's officers essentially have to earn this equity compensation twice: the first time through their efforts to meet the initial performance criteria necessary for a grant of restricted stock to be made; and the second time by continued service through the at-risk vesting period. Because substantially all of our officers' compensation during the initial terms of their respective employment agreements will be tied to the value of our common stock, if we have superior long-term operating performance, our officers, through their equity compensation, will eventually receive above market compensation from dividends and capital appreciation in our common stock. Conversely, if we do not perform as well as our competitors and the value of our common stock declines, our officers' compensation will ultimately be below market over the long term.

        Our compensation committee determines the restrictions for each award granted pursuant to the 2014 Incentive Plan and the purchase price in the case of restricted stock, if any. Restrictions on the restricted stock may include time-based restrictions, the achievement of specific performance goals or the occurrence of a specific event. Vesting of restricted stock will generally be subject to cliff vesting periods ranging from three to eight years and will be conditioned upon the participant's continued employment, among other restrictions that may apply. If the performance goals are not achieved or the time-based restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted stock. The Company prohibits the hedging of Company securities by its officers and directors. None of the officers or directors has entered into any hedging arrangements with respect to the Company's securities. In addition, restricted stock may not be sold, assigned, pledged or otherwise transferred.

  2014 Incentive Plan

        We have adopted the 2014 Incentive Plan under which awards may be made in the form of restricted stock or cash. The purposes of the 2014 Incentive Plan are to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term Company goals and to more closely align the participants' interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, officers, employees, consultants and non-employee directors are eligible to participate in the 2014 Incentive Plan. The number of shares of our common stock available for issuance under the 2014 Incentive Plan is 322,311. No additional shares of restricted stock will be issued to officers or directors upon completion of this offering. See "—2015 Compensation of Named Executive Officers", "—2015 Compensation of Our Other Officers", and "—Alignment of Interest Program."

        The 2014 Incentive Plan is administered by our compensation committee, which interprets the 2014 Incentive Plan and has broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the amount of cash or number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions (including, without limitation, restrictive covenants) applicable to, awards. However, during a calendar year, no participant may receive awards intended to comply with the performance-based compensation requirements of Section 162(m) of the Code, which exceed 75,000 shares of common stock.

        Unless the 2014 Incentive Plan is earlier terminated by our board of directors, the 2014 Incentive Plan will automatically terminate on the date which is ten years following the effective date of the 2014 Incentive Plan. Awards granted before the termination of the 2014 Incentive Plan may extend beyond that date in accordance with their terms. Our board of directors is permitted to amend the 2014 Incentive Plan or the terms and conditions of outstanding awards, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the consent of our stockholders. Our board of directors must approve any increase in the number of shares issuable under the 2014 Incentive Plan. Stockholder approval of any such amendment will be obtained if required to comply with applicable law or the rules of the NYSE.

        The two distinct programs applicable to officers under the 2014 Incentive Plan are the Alignment of Interest Program and the Officer Incentive Program. In addition, we believe it is in the best interests of our stockholders to encourage all officers to increase their equity position in the Company to promote share ownership and further align employee and stockholder interests and have therefore adopted stock ownership guidelines with respect to officers and directors.

  Alignment of Interest Program

        The Company's Alignment of Interest Program under the 2014 Incentive Plan is designed to provide the Company's officers with an incentive to remain with the Company and to incentivize long-term growth and profitability. Pursuant to the Alignment of Interest Program, officers may elect to acquire restricted stock in lieu of up to 100% of any compensation otherwise payable in cash under their employment agreements. The officer must elect his or her participation level and the applicable vesting period for the upcoming year no later than December 31 of the then-current year. For elections made by our officers prior to the date of the completion of our IPO, the number of shares of restricted stock acquired under the Alignment of Interest Program were determined as of the date of the IPO by dividing the total of the officer's elected reduced salary for the remainder of such year by the IPO price per share. For all elections made by our officers after the completion of our IPO, the number of shares of restricted stock to be acquired will be determined as of January 15 of the year following the election or, if such date is not a trading day, on the trading day immediately before January 15 by dividing the total of the officer's elected reduced salary, cash bonus or other compensation by the volume weighted average price of our common stock for the 10 trading days immediately preceding the determination date. If the dollar amount of any reduced salary, cash bonus or other compensation has not been determined by January 15, then the determination date will be the 15th business day following the date on which the amount of such compensation is fixed and determined. Payments of restricted stock in lieu of compensation otherwise payable in cash will be made thereafter. Additionally, to the extent an officer elects to receive stock compensation in lieu of cash compensation, the officer is entitled to receive an additional award of restricted stock pursuant to the Alignment of Interest Program, subject to a three-, five- or eight-year cliff vesting schedule, depending on the officer's election. Each officer who makes this election will be awarded the additional stock award at no additional cost to the officer, according to the following multiple-based formula:

Duration of Restriction Period	Restriction Multiple
3 years	0.3x
5 years	0.5x
8 years	1.0x

        The restriction period subjects the shares obtained by the cash deferral and the restriction multiple to the risk of forfeiture in the event an officer voluntarily terminates employment or is terminated for cause from employment with the Company, as those terms are described below. Accordingly, if an officer voluntarily leaves or is terminated for cause, that officer would lose all such shares that had not yet vested. By way of example, if an officer elects to receive stock compensation in lieu of cash compensation that is equivalent in value to 1,000 shares of common stock and the officer elected an eight-year restriction period for such stock compensation, the officer would receive the 1,000 shares of restricted common stock in lieu of the officer's cash compensation plus an award of 1,000 shares of restricted common stock for electing to subject their stock compensation to an eight-year restriction period, resulting in a total receipt of 2,000 shares of restricted common stock, all of which would be subject to an eight-year cliff vesting schedule whereby no shares vest until the eighth anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest. Subject to the risk of forfeiture and transfer restrictions, officers have all rights of stockholders with respect to the restricted shares, including the right to vote and receive dividends or other distributions on such shares.

  Officer Incentive Program

        We have an Officer Incentive Program under the 2014 Incentive Plan pursuant to which our officers may earn incentive awards in the form of cash and/or restricted stock. Any awards under the Officer Incentive Program and its interpretation and operation are subject to the discretion of the compensation committee. The intent of the Officer Incentive Program is to provide cash and/or restricted stock awards based on individual and Company performance. The compensation committee judges the Company's performance under the Officer Incentive Program against targeted metrics set in advance by the compensation committee. Restricted stock awards are anticipated to be based on the Company's relative total stockholder return performance over one-year and three-year periods, measured against a peer group of companies used for comparison. All of our officers are eligible to participate in the Officer Incentive Program. The Company did not grant any awards under the Officer Incentive Program in 2015.

        The compensation committee intends to engage a compensation consultant to assist the committee in the selection of our peer group against which to measure our one-year and three-year total stockholder return based upon provisions of the Officer Incentive Program. The compensation committee will select the peer group each year by selecting the most closely comparable companies with respect to competition for management talent and appropriate pay levels. The Officer Incentive Program provides that all publicly traded equity REITs are sorted by market capitalization, with externally managed REITs and REITs with less than two years as a publicly traded company being excluded from the peer group. A selected number of companies with market capitalizations immediately larger and immediately smaller than the Company will be selected as the peer group. Pursuant to the Alignment of Interest Program, officers may elect to convert any cash compensation awarded under the Officer Incentive Program into shares of restricted common stock. See "—Alignment of Interest Program."

  Stock Ownership Guidelines

        We believe that it is in the best interests of our stockholders to encourage all officers and directors to increase their equity position in the Company to promote share ownership and further align stockholder interests with officers and directors. Accordingly, as set forth in the table below, we have adopted stock ownership guidelines applicable to our officers and directors requiring each to hold common stock with a fair market value equal to a multiple of each officer's then current base salary or each non-employee director's then current annual retainer, as applicable:

Position	Common Stock Ownership Multiple
Chief Executive Officer	5x Current Base Salary
Executive Vice President	3x Current Base Salary
Vice President	1x Current Base Salary
Non-Employee Director	3x Annual Retainer

        The guidelines provide that all owned stock, both restricted and unrestricted, counts toward the ownership guidelines. Officers and directors who are subject to these guidelines have five years from the date that they first become subject to the guidelines to comply with their terms.

  Change in Control

        Our compensation committee may, in order to maintain a participant's rights in the event of any change in control of our company, (1) make any adjustments to an outstanding award to reflect such change in control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Furthermore, the compensation committee may cancel any outstanding awards (whether or not vested and whether or not any performance goals or any performance period is met) as of the date of the change in control in exchange for a payment in cash, shares of the corporation resulting from the change in control or no payment at all, depending upon the value of such award. Our compensation committee may include further provisions in any award agreement as it may deem desirable regarding a change in control, including, but not limited to, providing for accelerated vesting or payment of an award upon a change in control.

401(k) Plan

        We expect to implement in the future and maintain a 401(k) plan for our eligible employees, including our named executive officers. We expect, in the future, to make matching contributions and/or profit sharing contributions to the 401(k) plan. The 2014 Incentive Plan provides that an employee's deferrals under our 401(k) plan are 100% vested and non-forfeitable when such deferrals are paid into the 2014 Incentive Plan.

2015 Compensation of Directors

        The following table sets forth compensation paid during 2015 to each of our non-employee directors:

	Fees Earned or Paid
Name(1)	Fees Paid in Cash	Fees Paid in Stock(2)	Stock Awards(3)(4)	All Other Compensation	Total
Alan Gardner	$—	$35,000	$48,768	$—	$83,768
Robert Hensley	$—	$35,000	$48,768	$—	$83,768
Alfred Lumsdaine	$—	$32,500	$47,141	$—	$79,641
R. Lawrence Van Horn	$—	$32,500	$47,141	$—	$79,641

(1)
Mr. Wallace is our other director and is also a full-time employee whose compensation is discussed above under the section titled "—2015 Compensation of Named Executive Officers." Mr. Wallace receives no additional compensation for his service as a director.

(2)
This column represents non-employee director annual retainer and additional annual retainer amounts, 100% of which was paid in shares of our restricted common stock in lieu of cash. All of the shares are subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest, subject to the director's continue service as a director of the Company.

(3)
Represents the grant date fair value computed in accordance with FASB ASC Topic 718 of awards of restricted stock to the non-employee directors under the 2014 Incentive Plan, or the 2015 Director Awards. The dollar value of the 2015 Director Awards was based upon the grant date price of our common stock and includes the amount of the grant date value of shares received in lieu of the directors' annual retainer and additional annual retainer amounts at $19.65 per share in excess of the annual retainer and additional annual retainer amounts and includes the total grant date value of shares awarded by the company based on multiples outlined in the Alignment of Interest Program.

(4)
Includes the grant date value of restricted stock awards granted to each director upon completion of our IPO, each award being subject to three-year cliff vesting.

  Employee Director

        Our director who is an employee receives no additional compensation for his service as a director.

  Non-Employee Directors

        Annual compensation of non-employee directors is a combination of cash and restricted stock at levels set by the compensation committee, based upon periodic peer reviews prepared by us.

  Cash Compensation

        Each non-employee director receives an annual retainer, with chairpersons of our board committees and the lead director receiving additional annual retainers. The initial annual cash retainer for service on our board of directors is $25,000, but will be adjusted by the compensation committee based on an evaluation of director compensation at peer companies. Additionally, the chairpersons of the audit committee, the compensation committee and the corporate governance committee receive additional annual retainers of $10,000, $7,500 and $7,500, respectively, and the lead independent director receives an additional annual retainer of $10,000.

        Each non-employee director may elect to take all or a portion of their retainer(s) and other cash compensation in the form of restricted stock. The director must elect his or her participation level and restriction period for the coming year by December 31 of the current year. The number of restricted shares granted each year will be determined on the same basis as for officers, with the number of shares granted determined on the basis of a multiple of the compensation deferred and the length of the restriction period selected by the director. Each director who makes this election will be awarded additional shares, at no additional cost to the director, according to the following multiples:

Duration of Restriction Period	Restriction Multiple
1 year	0.2x
2 years	0.4x
3 years	0.6x

        The restriction period subjects the shares obtained by the cash deferral and the restriction multiple to the risk of forfeiture in the event a director voluntarily resigns or is removed by the stockholders for any reason during the year for which the director received compensation. During the restricted period, the restricted shares may not be sold, assigned, pledged or otherwise transferred. Accordingly, for example, if a non-employee director elects to receive stock compensation in lieu of cash compensation for the year 2016 that is equivalent in value to 1,000 shares of common stock and the director elected a three-year restriction period for such stock compensation, the non-employee director would receive the 1,000 shares of restricted common stock in lieu of the director's cash compensation plus an award of 600 shares of restricted common stock for electing to subject his or her stock compensation to a three-year restriction period, resulting in a total receipt of 1,600 shares of restricted common stock, all of which would be subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest. All of the shares granted in 2016 would be forfeited, however, if such non-employee director voluntarily resigns or is removed by the stockholders for any reason during 2016. Subject to the risk of forfeiture and transfer restrictions, non-employee directors have all rights as stockholders with respect to restricted shares, including the right to vote and receive dividends or other distributions on such shares.

  Stock Awards

        In addition, we award non-employee directors an annual grant of shares of restricted stock. Our goal is to have a minimum of 60% to 75% of the aggregate total compensation for our non-employee directors paid in the form of restricted stock having a restriction period of up to three years. Directors will not be entitled to receive a restriction multiple for this award.

        Each non-employee director receives an annual equity award of restricted stock with an aggregate value of $50,000 at the conclusion of each annual stockholders' meeting, which shares are subject to a three-year cliff vesting schedule whereby no shares vest until the third anniversary of the date of grant, at which time 100% of the shares of restricted stock will vest. During the restricted period, the restricted shares may not be sold, assigned, pledged or otherwise transferred. Additionally, such non-employee director must forfeit such equity award if the non-employee director voluntarily resigns or is removed for any reason during the year for which the non-employee director is receiving compensation. Subject to the risk of forfeiture and transfer restrictions, directors have all rights as stockholders with respect to restricted shares, including the right to vote and receive dividends or other distributions on such shares.

  Summary

        We compensate each non-employee director as follows:

  •
  An annual retainer of $25,000 (the chairpersons of the audit committee, the compensation committee and the corporate governance committee receive additional annual retainers of $10,000, $7,500 and $7,500, respectively, and the lead independent director receives an additional annual retainer of $10,000);

  •
  If a director elects to take restricted stock in lieu of cash, such director will receive awards equal to 20% to 60% additional shares of restricted stock depending on the restriction period; and

  •
  An annual grant of restricted stock with a market value of $50,000 on the grant date, which is the date of the annual meeting of our stockholders.

Employment Agreements of Other Officers

        The Company has also entered into employment agreements with our other officers. Each agreement became effective on May 28, 2015, and the initial term was through December 31, 2015, which was automatically extended through December 31, 2016 and will continue to automatically extend on December 31 of each year for an additional year. If employment is terminated for any reason other than for cause, change-in-control, death or disability the officer is entitled to receive all accrued salary, bonus compensation, if any, to the extent earned, whether or not vested without regard to such termination (other than defined contribution plan or profit sharing plan benefits which will be paid in accordance with the applicable plan), any benefits under any plans of the Company in which the officer is a participant to the full extent of the officer's rights under such plans, full vesting of all awards granted to the officer under the 2014 Incentive Plan, accrued vacation pay and any appropriate business expenses incurred by the officer in connection with his or her duties hereunder, all to the date of termination. In addition, the officer will receive as severance compensation his or her base salary (at the rate payable at the time of such termination), for a period of 12 months from the date of such termination; provided, however, that if the officer is employed by a new employer during such period, the severance compensation payable to the officer during such period will be reduced by the amount of compensation that the officer is receiving from the new employer. However, the officer is under no obligation to mitigate the amount owed to the officer by seeking other employment or otherwise. In addition to the severance payment, the officer will be paid an amount equal to the greater of: (i) two times the average annual cash bonus, if any, earned by the officer in the two years immediately preceding the date of termination, without regard to any elective income deferral or conversion of such bonus into stock or any other non-cash consideration; and (ii) two times the product of the officer's base salary and 0.33. The officer will be entitled to accelerated vesting of any accrued benefit under each deferred compensation plan.

Limitation of Liability and Indemnification of Directors and Officers

        We have entered into indemnification agreements with our officers and directors that obligate us to indemnify them to the maximum extent permitted by Maryland law, including any additional indemnification permitted under Section 2-418(g) of the MGCL. The form of indemnification agreement provides that, if a director or officer is a party or is threatened to be made a party to any actual, threatened or completed action or proceeding by reason of such director's or officer's status as our director, officer or employee, we must indemnify such director or officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, including but not limited to all reasonable and out-of-pocket attorneys' fees and costs, unless it has been established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  with respect to any criminal action or proceeding, the director or officer had reasonable cause to believe that his or her conduct was unlawful;

provided, however, that we will (1) have no obligation to indemnify such director or officer for a proceeding by or in the right of our company, for expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, if it has been adjudged in a final adjudication of the proceeding not subject to further appeal, that such director or officer is liable to us with respect to such proceeding, (2) have no obligation to indemnify such director or officer if such director or officer is adjudged, in a final adjudication of the proceeding not subject to final appeal, to be liable on the basis that a personal benefit was improperly received in any proceeding charging improper personal benefit to such director or officer, or (3) have no obligation to indemnify or advance expenses of such director or officer for a proceeding brought by such director or officer against our company, except for a proceeding brought to enforce indemnification under the indemnification agreement or as otherwise provided by our bylaws, our charter, a resolution of our board of directors or an agreement approved by our board of directors.

        Upon application by one of our directors or officers to a court of appropriate jurisdiction, the court may order indemnification of such director or officer if:

  •
  the court determines that such director or officer is entitled to indemnification under Section 2-418(d)(1) of the MGCL, in which case the director or officer shall be entitled to recover from us the expenses of securing such indemnification; or

  •
  the court determines that such director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in Section 2-418(b) of the MGCL or has been adjudged liable for receipt of an "improper personal benefit" under Section 2-418(c) of the MGCL; provided, however, that our indemnification obligations to such director or officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, including but not limited to all reasonable and out-of-pocket attorneys' fees and costs, in connection with any proceeding by us or in our right or in which such director or officer shall have been adjudged liable for receipt of an improper personal benefit under Section 2-418(c) of the MGCL.

        Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or officer is a party or is threatened to be made a party to any proceeding by reason of such director's or officer's status as our director, officer or employee, and such director or officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, including but not limited to all reasonable and out-of-pocket attorneys' fees and costs, in connection with each successfully resolved claim, issue or matter on a reasonable and proportionate basis, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

        We must pay all indemnifiable expenses in advance of the final disposition of any proceeding if the director or officer furnishes us with a written affirmation of the director's or officer's good faith belief that the standard of conduct necessary for indemnification by us has been met and a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or officer is not entitled to indemnification.

        Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, to:

  •
  any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

        We have entered into employment agreements with each of our executive officers that became effective on May 28, 2015. These agreements provide for base salary, bonus and other benefits. See "Management—Executive Officer, Director and Other Officer Compensation—Employment Agreements of our Named Officers" and "Management—Executive Officers, Directors and Other Officers Compensation—Employment Agreements of Other Officers" for additional information.

Indemnification of Officers and Directors

        Our charter and bylaws provide for certain indemnification rights for our directors and officers. We have entered into an indemnification agreement with each of our officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in other capacities, to the maximum extent permitted by Maryland law. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors' and Officers' Liability" for additional information.

Reimbursement of Pre-IPO and IPO Transaction Costs

        AFP, in which Timothy G. Wallace, our Chairman, Chief Executive Officer and President owns 99% of the interests, advanced and incurred an aggregate of approximately $400,000 in organizational, legal, accounting and other similar expenses in connection with our IPO and the acquisition of our IPO Properties. Pursuant to a Formation Services Agreement dated April 1, 2014, we reimbursed AFP, in full, for all of these expenses upon completion of our IPO in 2015, and we have no other obligations to reimburse AFP for such expenses.

Private Placement in Connection with IPO

        Concurrently with the closing of our IPO, Timothy G. Wallace, our Chairman, Chief Executive Officer and President, purchased 105,263 shares of our common stock for an aggregate purchase price of $2,000,000. The $2,000,000 purchase price was based on the price per share of common stock offered in our IPO.

 POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate

        We conduct substantially all of our investment activities through 100% owned subsidiaries. Our investment objectives are to (i) generate current cash flow, (ii) provide the opportunity for additional returns through rent provisions in our leases, (iii) provide the opportunity to realize capital growth resulting from appreciation, if any, in the residual values of any properties acquired, and (iv) preserve and protect capital. Additionally, we seek to selectively expand and upgrade both our current properties and any newly-acquired properties. Our business is focused primarily on healthcare properties and activities directly related thereto. We have not established a specific policy regarding the relative priority of the investment objectives. For a discussion of our properties and our business and other strategic objectives, see "Our Business and Properties."

        We pursue our investment objectives through the ownership of properties. We do not currently intend to make investments in other entities, including joint venture entities with operating partners, structured to comply with RIDEA. We currently intend to focus on healthcare properties that are strategically aligned with healthcare providers in those areas in which we operate and select new markets when opportunities are available that meet our investment criteria. We anticipate that future investment activity will be focused primarily in the United States but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for federal income tax purposes. Provided that we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

        We may, but do not currently intend to, enter into joint ventures if we determine that doing so would be the most effective means of allocating capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

        During 2015, the Company originated one mortgage note receivable with a principal balance outstanding as of December 31, 2015 of approximately $11 million, which note matures on September 30, 2026 and bears interest at 9.5% until maturity. In January 2016, the Company originated an additional mortgage note receivable of approximately $12.5 million which matures on January 21, 2027 and bears interest at 11% until January 31, 2017 and thereafter 9.5%. We may originate or otherwise invest in mortgages and other real estate interests consistent with the rules applicable to REITs. We have no current intention, however, of investing in loans secured by properties other than in connection with the acquisition of mortgage loans (or loans that may be secured by an interest in an entity that owns the underlying property) through which we expect to achieve equity ownership in the near term of the underlying healthcare properties. Given our current intentions and objectives, our approach to investing in a mortgage loan is similar to the approach we would undertake when seeking to directly purchase the underlying healthcare property or other property interest, all as described in more detail above. Consequently, we will be opportunistic in our evaluation of mortgages and we may invest in either first mortgages or junior mortgages. There is no assurance that we would be successful in acquiring the underlying real property interest with respect to any mortgage we purchase. Investments in real estate mortgages generally are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

        Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current intention, however, of investing in such securities.

Investments in Other Securities

        Other than as described above, we have no current intent to invest in any additional securities such as bonds, preferred stock or common stock. However, with respect to Prairie Star Medical Facility II, we initially acquired all of the Series A Bonds and Series B Bonds that were issued by the City of Shawnee, Kansas to finance the construction of the property.

Investment Limitations and Priorities

        We may be limited in the amount or percentage of our assets that may be invested in any one entity, property or geographic area by our investment, financing and other policies or regulations.

  •
  Investment Types:  Our investments shall be in developed, or to be developed, healthcare facilities and healthcare related facilities, including without limitation: acute care hospitals, rehabilitation hospitals, physician clinics, ambulatory surgery centers, clinical laboratories, ancillary hospital facilities, long-term care facilities, medical centers, comprehensive ambulatory care centers and office buildings predominantly occupied by healthcare related companies, but may also consider opportunities in other kinds of income producing real property (each investment and prospective investment shall be referred to in this prospectus individually as a "Property" and collectively as "Properties").

  •
  Operator Diversification:  In general, no Property, when aggregated with all other Properties operated by, managed by or related to the same or affiliated operator(s) or manager(s), shall represent in excess of twenty percent (20%) of all of our Properties. On a short term basis, based upon the level of proposed transactions, our management may decide to invest in a property or properties that will temporarily exceed this level. However, in no event will this amount exceed thirty percent (30%).

  •
  Geographic Area:  Nationwide, with Metropolitan Statistical Area or Primary Metropolitan Statistical Area (MSA/PMSA), as each case may be, level limitations as outlined below. In general, no Property when aggregated with all other properties in the same MSA or PMSA, as each case may be, operated by, managed by or related to the same or affiliated operator(s) or manager(s) shall represent in excess of the percentage indicated in the table below of all of the Company's properties. On a short term basis, based upon the level of proposed transactions, our management may decide to invest in a Property or Properties that will temporarily exceed this level. However, in no event will the amounts listed be exceeded by more than ten percent (10%) of the amount listed.

MSA/PMSA Population	Total	Single Provider
< 500,000	7.5%	7.5
500,001 - 1,000,000	12.5%	10.0
1,000,001 - 2,000,000	20.0%	15.0
> 2,000,001	25.0%	20.0
  •
  Property Diversification:  Our present policy is not to have any single property or other investment account for more than fifteen percent (15%) of either our assets or annualized rental revenue. On a short term basis, based upon the level of proposed transactions, our management may decide to invest in a property that will temporarily exceed this level. However, in no event will this amount exceed twenty percent (20%).

  •
  Minimum Return:  The projected percentage return on the capital invested by us for the acquisition or financing of any single Property shall not be less than 250 basis points above the yield on Ten Year Treasury Securities on the day the commitment to fund is made, or the Minimum Return; provided, however, that we may invest in a Property having a return of less than the Minimum Return if, when aggregated with all the Properties by the same or affiliated operator or manager, the aggregate return on such Properties equal or exceeds the Minimum Return.

  •
  Tenant Mix:  The tenant mix may vary from single tenant to multi-tenant depending upon project type and nature of investment.

  •
  Master Lease Term:  The term of any master lease or similar obligation, if any, generally, shall be for a period of not less than five years from lease inception.

  •
  Purchase Options:  The purchase price from us generally shall not be less than our undepreciated equity of in the Property and generally shall not be exercisable for a period of not less than three years from closing of an acquisition.

        We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an "investment company" under the 1940 Act.

Dispositions

        Our policy is to acquire assets primarily for generation of current income and long-term value appreciation. While our goal is to hold assets on a long-term basis, we will regularly evaluate our healthcare property portfolio to determine whether to sell a property if such property no longer fits our strategic objectives and the sale of such property would be in the best interest of our stockholders. We may sell a property if such property has significantly appreciated in value or if we determine that the funds realizable from such a sale may be reinvested in such a manner as to enhance the achievement of our investment objectives. We anticipate that the value of the properties that we intend to acquire will appreciate over the term of our ownership. In the event that we sell or otherwise dispose of any of our properties, such proceeds will be factored into our overall liquidity and sources and uses of funds.

Stock Ownership Guidelines for Executive Officers and Directors

        We believe that it is in the best interests of our stockholders to encourage all executive officers and directors to increase their equity position in the Company to promote share ownership and further align employee and stockholder interests. We have adopted stock ownership guidelines applicable to our executive officers and directors. Under these guidelines, the Chief Executive Officer should hold common stock with a fair market value equal to five times his or her current base salary as of April 1 of each year. All executive vice presidents should hold common stock with a fair market value equal to three times their current base salary as of April 1 of each year. All vice presidents should hold common stock with a fair market value equal to one time their current base salary as of April 1 of each year. Each non-employee director should hold common stock with a fair market value equal to three times such director's then current annual retainer. The guidelines provide that all owned stock, both restricted and unrestricted, counts toward the ownership guidelines. Executive officers and directors who are subject to these guidelines have five years from the date that they first become subject to the guidelines to comply with its terms.

        Mr. Wallace recently adopted a 10b5-1 purchase plan pursuant to which he intends to acquire up to the lesser of 200,000 shares or $4 million of shares of our common stock from time to time until the plan expires on December 31, 2016. There can be no assurance that the conditions to Mr. Wallace's future purchases under the 10b5-1 plan will be satisfied or that he will acquire any additional shares of common stock.

Financings and Leverage Policy

        The primary objective of our financing strategy is to maintain financial flexibility with a prudent capital structure using retained cash flows, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. We will seek to manage our balance sheet by maintaining prudent financial ratios and leverage levels. We also plan to have staggered debt maturities that are aligned to our expected average lease term, positioning us to re-price parts of our capital structure as our rental rates change with market conditions.

        On June 3, 2015, we entered into our $75 million credit facility that matures on June 3, 2018 with two options to extend the credit facility, subject to the satisfaction of certain conditions, for an additional year each for an extension fee of 0.25% of the aggregate commitments. Our credit facility also includes an accordion feature that provides us with additional capacity, subject to the satisfaction of customary terms and conditions, including obtaining additional commitments from lenders, of up to $125 million, for a total facility size of up to $200 million. Our material subsidiaries are guarantors of the obligations under our credit facility. The amount available for us to borrow from time to time under our credit facility is limited according to a borrowing base valuation of certain unencumbered properties owned by subsidiaries of our operating partnership that guarantee the facility.

        Amounts outstanding under our credit facility bear annual interest at a floating rate that is based, at the Company's option, on either: (i) LIBOR plus 2.50% to 3.00% or (ii) a base rate plus 1.50% to 2.00%, in each case, depending upon the Company's leverage ratio. In addition, we are obligated to pay an annual fee equal to 0.25% of the amount of the unused portion of our credit facility if amounts borrowed are greater than 50% of the borrowing capacity under our credit facility and 0.35% of the unused portion of our credit facility if amounts borrowed are less than or equal to 50% of the borrowing capacity under our credit facility. As of the date of this prospectus, we have approximately $55 million outstanding under the credit facility and our debt to total book capitalization ratio is approximately 31%.

        In the first quarter of 2016, we have borrowed an additional $38 million under our credit facility to fund acquisitions, resulting in approximately $55 million outstanding under our credit facility at April 6, 2016.

        Our ability to borrow under the credit facility is subject to its ongoing compliance with a number of customary affirmative and negative covenants, including limitations with respect to liens, indebtedness, distributions, mergers, consolidations, investments, restricted payments and asset sales, as well as financial maintenance covenants. Also, our present financing policy prohibits incurring debt

(secured or unsecured) in excess of 40% of our total book capitalization. At March 29, 2016, we were in compliance with the financial covenants under our credit facility.

        Our current policy is to limit our indebtedness to no more than 40% of our total book capitalization. However, our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or non-recourse debt, cross collateralized debt, etc.). Furthermore, our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

        To the extent that our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for federal income tax purposes) or pursue a combination of these methods.

Lending Policies

        Other than as described above under "—Investments in Real Estate Mortgages," we have not made any loans to third parties, although we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we have no current intent to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Conflict of Interest Policies

Overview

        Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Policies Applicable to All Directors and Officers

        Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. However, we have adopted policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy provides that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party before approving such transaction.

Code of Ethics and Business Conduct

        We have a code of ethics and business conduct that applies to our officers, directors and employees. Among other matters, our code of ethics and business conduct is designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

  •
  compliance with laws, rules and regulations;

  •
  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

  •
  accountability for adherence to the code of ethics and business conduct.

        Any waiver of the code of ethics and business conduct for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Interested Director and Officer Transactions

        Pursuant to Maryland law, a contract or other transaction between a Maryland corporation and a director or between a Maryland corporation and any other corporation, firm or other entity in which any of its directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, provided that:

  •
  the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of the board, and the board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

  •
  the fact of the common directorship or interest is disclosed or known to the stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

  •
  the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

        Our bylaws contain a provision making these provisions applicable to any contract or other transaction between us and any of our directors or between us and any other trust, corporation, firm or other entity in which any of our directors is a director or director or has a material financial interest.

        Where appropriate, in the judgment of our disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

        We have authority to offer shares of common stock, shares of preferred stock or options to purchase shares in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future.

Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized common or preferred stock and authorize us to issue additional common or preferred stock, in one or more classes or series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See "Description of Capital Stock" for additional information. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

        We make available to our stockholders annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

 DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF COMMUNITY HEALTHCARE OP, LP

        We have summarized the material terms and provisions of the Agreement of Limited Partnership of Community Healthcare OP, LP, which we refer to as the "partnership agreement." This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information" and "Incorporation By Reference." For purposes of this section, references to "we," "our, "us" and "our company" refer to Community Healthcare Trust Incorporated.

General

        Our operating partnership was formed on February 12, 2015 to acquire, own and operate our assets. We are structured as an UPREIT in which substantially all of our assets are owned by our operating partnership, of which we are the sole general partner, and its subsidiary entities. For purposes of satisfying the asset and income tests for qualification as a REIT for U.S. federal income tax purposes, our proportionate share of the assets and income of our operating partnership will be deemed to be our assets and income. We conduct substantially all of our business through our operating partnership and its subsidiaries.

        We own directly 100% of the OP units in our operating partnership. Except as otherwise expressly provided in the partnership agreement, we, as the sole general partner, have the exclusive power to manage and conduct the business of our operating partnership. The limited partners of our operating partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our operating partnership except as required by applicable law. Consequently, we, as general partner, have full power and authority to do all things we deem necessary or desirable to conduct the business of our operating partnership, as described below. The limited partners have no power to remove us as general partner.

Capital Contributions

        We will transfer the net proceeds of this offering to our operating partnership as a capital contribution. However, we will be deemed to have made capital contributions in the amount of the gross offering proceeds and our operating partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with this offering. We will receive a number of OP units equal to the number of shares of common stock issued in this offering. If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowing, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our operating partnership to issue OP units for less than fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and our stockholders.

Operations

        The partnership agreement requires that our operating partnership be operated in a manner that will enable us to (1) satisfy the requirements for classification as a REIT for U.S. federal income tax purposes, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that our operating partnership will not be classified as a "publicly traded partnership" for purposes of Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Distributions

        The operating partnership distributes cash to its partners at such times and in such amounts as are determined by us in our sole and absolute discretion in accordance with the partners' relative percentage interests.

        Unless we otherwise specifically agree in the partnership agreement or in an agreement entered into at the time a new class or series is created, no OP unit will be entitled to a distribution in preference to any other OP unit. A partner will not in any event receive a distribution of available cash with respect to an OP unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our company for which that OP unit has been exchanged or redeemed.

        Upon the liquidation of our operating partnership, after payment of debts and obligations, any remaining assets of our operating partnership will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocations of Profit and Loss

        Profit and loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership. Except as otherwise provided in the partnership agreement, an allocation of a share of profit or loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing profit or loss. Except as otherwise provided in the partnership agreement, profit and loss are allocated to the general partner and the other holders of the OP units in accordance with their respective percentage interests in the partnership. All allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. See "Material U.S. Federal Income Tax Considerations."

Transfers

        We, as general partner, generally may not transfer any of our general partner interest in our operating partnership or voluntarily withdraw as the general partner of our operating partnership, except in connection with a merger, consolidation or other combination with or into another person, a sale of all or substantially all of our assets or any reclassification, recapitalization or change of our outstanding shares.

        With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. We also have the right to prohibit transfers by limited partners under certain circumstances if it would have certain adverse tax consequences to us or our operating partnership.

        Except with our consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote OP units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Mergers and Sales of Assets

        We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company unless:

  •
  we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or our subsidiaries);

  •
  as a result of such transaction, all limited partners (other than our company or our subsidiaries) will receive, or have the right to receive, for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our shares of common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of common stock, each holder of OP units (other than those held by our company or our subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

  •
  we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in its transaction by a holder of one of our shares of common stock.

        We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including our obligations as the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

        As the general partner, we may also (i) transfer all or any portion of our general partner interest to (A) a wholly owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange on which our shares of common stock is listed.

        We, without the consent of the limited partners, may (i) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our operating partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Redemption Right

        As a general rule, limited partners will have the right to cause our operating partnership to redeem their OP units at any time beginning one year following the date of the issuance of the OP units held by any such limited partner.

        Unless we elect to assume and perform our operating partnership's obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from our operating partnership in an amount equal to the market value of our shares of common stock for which the OP units would have been redeemed if we had assumed and satisfied our operating partnership's obligation by paying the redemption amount in our shares of common stock, as described below. The market value of our common stock for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of our shares of common stock on the NYSE for the 10 trading days before the day on which we received the redemption notice.

        We have the right to elect to acquire the OP units being redeemed directly from a limited partner in exchange for either cash in the amount specified above or a number of our common stock equal to the number of OP units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions or combinations of our shares of common stock. As general partner, we will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or our common stock. No redemption or exchange can occur if delivery of shares of common stock by us would be prohibited either under the provisions of our charter or bylaws or under applicable federal or state securities laws, in each case regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.

Issuance of Additional Partnership Interests

        We, as general partner, are authorized to cause our operating partnership to issue additional OP units or other partnership interests to its partners, including us and our affiliates, or other persons. These OP units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including OP units held by us), as determined by us in our sole and absolute discretion without the approval of any limited partner, subject to the limitations described below.

        No OP unit or interest may be issued to us as general partner or limited partner unless:

  •
  our operating partnership issues OP units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in us having designations, preferences and other rights such that the economic interests attributable to the newly issued shares or other equity interests in us are substantially similar to the designations, preferences and other rights, except voting rights, of the OP units or other partnership interests issued to us, and we contribute to our operating partnership the proceeds from the issuance of the shares or other equity interests received by us; or

  •
  our operating partnership issues the additional OP units or other partnership interests to all partners holding OP units or other partnership interests in the same class in proportion to their respective percentage interests in that class.

Indemnification and Limitation of Liability

        The partnership agreement expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor any of our directors or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, and our officers, directors, employees, agents and designees to the fullest extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that (1) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the indemnified party actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership also must pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

Amendment of Partnership Agreement

        As general partner, we have the power, without the consent of the limited partners, to amend the partnership agreement in any respect, provided that the approval of limited partners holding more than 50% of the partnership interests held by limited partners (other than those held by us or our subsidiaries) to make the following amendments:

  •
  any amendment that would affect the operation the redemption rights in a manner that adversely affects the limited partners;

  •
  any amendment that would adversely affect the rights of limited partners to receive distributions payable to them under the partnership agreement, other than with respect to the issuance of additional OP units pursuant to the partnership agreement;

  •
  any amendment that would alter our operating partnership's allocations of profit and loss to the limited partners, other than with respect to the issuance of additional OP units pursuant to the partnership agreement; or

  •
  any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership.

Term

        Our operating partnership will continue until dissolved pursuant to the partnership agreement or as otherwise provided by law.

Tax Matters

        Pursuant to the partnership agreement, the company is the tax matters partner of our operating partnership. Accordingly, we have authority to make tax elections under the Code on behalf of our operating partnership, and to take such other actions as permitted under the partnership agreement.

Fiduciary Responsibilities

        Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as sole general partner, have fiduciary duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership. Our duties as sole general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, as general partner we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided that, so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

 PRINCIPAL STOCKHOLDERS

        The following table presents certain information regarding the beneficial ownership of our common stock as of March 15, 2016 by: (i) the persons known by us to own beneficially more than 5% of our common stock; (ii) each of our directors and named executive officers; and (iii) all of our named executive officers and directors as a group. Each person named in the table has sole voting and investment power with respect to all of the common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

        The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Unless otherwise indicated, the business address of all the individuals and entities is c/o Community Healthcare Trust Incorporated, 3326 Aspen Grove Drive, Suite 150, Franklin, Tennessee 37067. No common stock beneficially owned by any director or named executive officer has been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares Beneficially Owned Immediately Before the Offering (#)		Percentage of All Shares Before the Offering (%)(1)
5% Stockholders
Prudential Financial, Inc.	848,178	(2)	11.0%
DG Capital Management, LLC, DG Value Partners II Master Fund, LP and Dov Gertzulin	528,947	(3)	6.9%
Goldman Sachs Asset Management	523,501	(4)	6.8%
Manning & Napier Advisors, LLC	488,372	(5)	6.3%
BlackRock, Inc.	471,360	(6)	6.1%
Directors
Alan Gardner	4,263		*
Robert Hensley	9,526		*
Alfred Lumsdaine	9,316		*
Lawrence Van Horn	4,053		*
Named Executive Officers
Timothy G. Wallace	277,781	(7)	3.6%
W. Page Barnes	56,521		*
Leigh Ann Stach	29,382		*
All directors and named executive officers as a group (7 persons total)	390,842		5.1%

*
Less than 1% of the outstanding shares of common stock.

(1)
Based on 7,714,654 shares of common stock outstanding on March 30, 2016.

(2)
Based on a Schedule 13G/A filed with the SEC on January 28, 2016, Prudential Financial, Inc. has sole voting and dispositive power with respect to 107,712 shares of common stock and shared voting and dispositive power with respect to 740,466 shares of common stock. Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of PGIM, Inc., who is the beneficial owner of 848,178 shares of common stock. Prudential Financial, Inc. is located at 751 Broad Street, Newark, New Jersey 07102-3777.

(3)
Based on a Schedule 13G filed with the SEC on January 14, 2016, DG Capital Management, LLC and Dov Gertzulin have shared voting and dispositive power with respect to 528,947 shares of common stock, and DG Value Partners II Master Fund, LP has shared voting and dispositive power with respect to 425,661 shares of common stock. Each of DG Capital Management, LLC, DG Value Partners II Master Fund, LP and Dov Gertzulin is located at 460 Park Avenue, 13th Floor, New York, New York 10022.

(4)
Based on a Schedule 13G filed with the SEC on February 5, 2016, Goldman Sachs Asset Management, L.P., a Delaware limited partnership, together with GS Investment Strategies, LLC, a Delaware limited liability company (together, "Goldman Sachs Asset Management") has shared voting and dispositive power with respect to 523,501 shares of common stock. Goldman Sachs Asset Management is located at 200 West Street, New York, New York 10282.

(5)
Based on a Schedule 13G/A filed with the SEC on January 12, 2016, Manning & Napier Advisors, LLC has sole voting and dispositive power with respect to 488,372 shares of common stock. Manning & Napier Advisors, LLC is located at 290 Woodcliff Drive, Fairport, New York 14450.

(6)
Based on a Schedule 13G filed with the SEC on January 28, 2016, BlackRock, Inc. has sole voting and dispositive power with respect to 471,360 shares of common stock. BlackRock, Inc. is located at 55 East 52nd Street, New York, New York, 10055.

(7)
Includes 120,000 shares of common stock owned by AFP, of which Mr. Wallace is deemed to be the beneficial owner.

 DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the material terms of our shares of capital stock and certain terms of our charter and bylaws. The following summary is not complete and is subject to and qualified in its entirety by reference to the MGCL and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is part. See "Where You Can Find More Information" and "Incorporation By Reference."

General

        Our charter provides that we may issue up to 450,000,000 shares of common stock and up to 50,000,000 shares of preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our common stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of this offering, 12,214,654 shares of our common stock will be issued and outstanding (12,889,654 shares if the underwriters' option to purchase additional shares is exercised in full) and no shares of preferred stock will be issued and outstanding.

        Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

        All of the shares of our common stock offered in this offering will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all known debts and liabilities of our company.

        Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

        Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Our charter provides that our common stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which holders of our common stock would otherwise be entitled to exercise appraisal rights. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of our common stock will have equal dividend, liquidation and other rights.

        Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on such matters, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors is required to remove a director (and such removal must be for cause) and the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provisions of our charter relating to the removal of directors or the vote required to amend such provisions. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because our operating assets may be held by our subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

        Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock, to establish the designation and number of shares of each class or series and to set, subject to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series.

Preferred Stock

        Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares into one or more classes or series of preferred stock. Prior to issuance of shares of each new class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation, exclusive or class voting rights or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date of this prospectus, no shares of preferred stock are outstanding, and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

        We believe that the power of our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any class or series of preferred stock we may issue in the future or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws" for additional information.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly, indirectly or through application of certain attribution rules by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

        Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the outstanding shares of all classes and series of our stock. We refer to each of these restrictions as an "ownership limit" and collectively as the "ownership limits." A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a "prohibited owner."

        The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our capital or common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of such stock and thereby violate the applicable ownership limit.

        Our board of directors, in its sole and absolute discretion, prospectively or retroactively, may exempt a person from either or both of the ownership limits if doing so would not result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT and our board of directors determines that:

  •
  such exemption will not cause any individual to actually or beneficially own more than 9.8% in value of the outstanding shares of all classes and series of our stock; and

  •
  subject to certain exceptions, the person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant.

        As a condition of the exception, our board of directors may require an opinion of counsel or ruling of the United States Internal Revenue Service, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and representations and undertakings from the person seeking the exemption or excepted holder limit in order to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

        Our board of directors may, in its sole and absolute discretion, increase or decrease one or both of the ownership limits for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person's actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of shares of our stock or beneficial or constructive ownership of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if, among other limitations, the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49% in value of our outstanding stock, could cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or could otherwise cause us to fail to qualify as a REIT.

        Our charter further prohibits:

  •
  any person from actually, beneficially or constructively owning shares of our stock that could result in us being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT (including, but not limited to, actual, beneficial or constructive ownership of shares of our stock that could result in us owning (actually or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income we derive from such tenant, taking into account our other income that would not qualify under the gross income requirements of Section 856(c) of the Code, would cause us to fail to satisfy any such gross income requirements imposed on REITs); and

  •
  any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

        Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

        The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

        Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer of our stock, then that transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

        Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer of the shares to the trust (or, in the event of a gift, devise or other such transaction, the last reported sale price on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (ii) the last reported sale price on the date we accept, or our designee accepts, such offer. We must reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee and pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

        If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last reported sale price on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to our discovery that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

        The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

        Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee may, at the trustee's sole discretion:

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  rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

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  recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        If our board of directors or a committee thereof determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole and absolute discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

        Every owner of 5% or more (or such lower percentage as required by the Code or the income tax regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person's actual or beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our status as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

        Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

        These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Shares Exchange Listing

        Our shares of common stock are listed on the NYSE under the symbol "CHCT."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

 CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

        The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is part. See "Where You Can Find More Information." and "Incorporation By Reference."

Our Board of Directors

        Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL, which is one, nor, unless our bylaws are amended, more than 11. We currently have five members on our board of directors.

        Each of our directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under the MGCL. Holders of shares of our common stock do not have cumulative voting rights in the election of directors. Directors are elected by a plurality of the votes cast.

Removal of Directors

        Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as any person (other than the corporation or any of its subsidiaries) who:

  •
  beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock after the date on which the company had 100 or more beneficial owners of its stock; or

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  is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, a board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

        After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These supermajority approval requirements do not apply if, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

        These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has, by resolution, elected to opt out of the business combination provisions of the MGCL and will not be permitted to opt in in the future without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote. Notwithstanding the foregoing, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

        The MGCL provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights with respect to their control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, generally, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who made or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

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  one-third or more but less than a majority; or

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  a majority or more of all voting power.

        Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an "acquiring person statement" as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. Our board of directors may not amend or eliminate this provision at any time in the future without the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

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  a classified board consisting of three classes;

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  a two-thirds vote requirement for removing a director;

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  a requirement that the number of directors be fixed only by vote of the directors;

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  a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

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  a majority stockholder vote requirement for the calling of a special meeting of stockholders.

        We have opted in our charter not to be subject to any provision of Subtitle 8 of Title 3 of the MGCL unless approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors. However, through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require a two-thirds vote for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders.

Stockholder Rights Plan

        We do not have a stockholder rights plan and our board of directors has adopted a policy providing that our board may not adopt any stockholder rights plan unless the adoption of the plan has been approved by the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote on the matter, except that our board of directors may adopt a stockholder rights plan without the prior approval of our stockholders if our board, in the exercise of its duties, determines that seeking prior stockholder approval would not be in our best interests under the circumstances then existing. The policy further provides that if a stockholder rights plan is adopted by our board without the prior approval of our stockholders, the stockholder rights plan will expire on the date of the first annual meeting of stockholders held after the first anniversary of the adoption of the plan, unless an extension of the plan is approved by our stockholders.

Amendments to Our Charter and Bylaws

        Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in the charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of a majority of all the votes entitled to be cast on such matter. The provisions of our charter relating to the removal of directors or the vote required to amend such provisions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter. Except for amendments to the provisions of the bylaws related to the control share acquisition act and the business combination statute, which require the approval of not less than a majority of votes entitled to be cast on the matter, our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws or to make new bylaws.

Exclusive Forum

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by us or by any director or officer or other employee to us or to our stockholders, (c) any action asserting a claim against us or any director or officer or other employee arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine shall be the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

Meetings of Stockholders

        Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president and our board of directors. Subject to the provisions of our bylaws, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that:

  •
  with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

  •
  pursuant to our notice of the meeting;

  •
  by or at the direction of our board of directors; or

  •
  by a stockholder who was a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has provided the information and certifications required by the advance notice procedures set forth in our bylaws.

  •
  with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

  •
  by or at the direction of our board of directors; or

  •
  provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided the information and certifications required by the advance notice procedures set forth in our bylaws.

        The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

        The restrictions on ownership and transfer of our stock, the provisions of our charter regarding the removal of directors, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors or stockholders, as applicable, were to opt in to the business combination provisions of the MGCL or the provisions of Subtitle 8 of Title 3 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contain a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

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  the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

  •
  was committed in bad faith; or

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  was the result of active and deliberate dishonesty;

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  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or on behalf of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, upon the corporation's receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

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  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director's or officer's ultimate entitlement to indemnification, to:

  •
  any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

        We have entered into indemnification agreements with each of our officers and directors as described in "Management—Limitation of Liability and Indemnification of Directors and Officers."

Restrictions on Ownership and Transfer

        Subject to certain exceptions, our charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of our capital stock. For a more detailed description of this and other restrictions on ownership and transfer of our stock, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

REIT Qualification

        Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to be qualified as a REIT.

 SHARES ELIGIBLE FOR FUTURE SALE

General

        Our charter provides that we may issue up to 450,000,000 shares of common stock. Upon completion of this offering, we will have 12,214,654 shares of common stock outstanding on a fully diluted basis. Of these shares, the 7,311,183 shares sold in our IPO and the 4,500,000 shares we will sell in this offering (5,175,000 shares if the underwriters' option to purchase additional shares is exercised in full) are or will be freely transferable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer of our shares set forth in our charter and bylaws, except for any shares purchased in our IPO, the concurrent private placement or this offering by our "affiliates," as that term is defined by Rule 144 under the Securities Act. The 203,471 restricted shares of common stock issued to our officers and directors pursuant to the 2014 Incentive Plan as of the date of this prospectus are "control securities" within the meaning of Rule 144 under the Securities Act. Our shares of common stock are traded on the NYSE under the symbol "CHCT." No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock or the perception that such sales could occur may adversely affect prevailing market prices of our common stock. Further, no assurances can be given as to (1) the liquidity of any such market, (2) the ability of stockholders to sell their shares or (3) the prices that stockholders may obtain for any of the shares. See "Risk Factors—Risks Related to this Offering."

        For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

Rule 144

        As of the date of this prospectus, 527,154 shares of our outstanding shares of common stock will be "restricted" or "control" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144 as currently in effect, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1.0% of the shares of our common stock then outstanding, which will equal approximately 122,146 shares immediately after this offering (128,896 shares if the underwriters exercise their option to purchase additional shares in full); or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Incentive Plan

        The 2014 Incentive Plan provides for the grant of restricted common stock awards to our directors, officers, employees and consultants. An aggregate of 525,782 shares of restricted common stock are authorized for issuance under the 2014 Incentive Plan, and, as of the date of this prospectus, 322,311 shares of restricted common stock are available for future issuance under our 2014 Incentive Plan. Grants may be made to our directors and officers will be subject to multi-year vesting requirements.

Lock-up Agreements

        In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our officers and directors have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any common stock or securities convertible into, exchangeable for or exercisable for common stock owned by them at the completion of this offering or thereafter acquired by them for a period of 90 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters.

        However, in addition to certain other exceptions, each of our directors and officers may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period, the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See "Underwriting" for additional information.

        Separately, in May 2015 AFP entered into a lock-up agreement with the Company pursuant to which AFP has agreed not to sell its shares of common stock until five years following the closing of our IPO.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        The following discussion summarizes the current material U.S. federal income tax considerations associated with an investment in shares of our common stock. As used in this section, unless the context otherwise requires, the terms "we" and "our" refer solely to Community Healthcare Trust Incorporated and not to our subsidiaries and affiliates, which have not elected to be taxed as REITs for U.S. federal income tax purposes. The statements in this section are based on the current U.S. federal income tax laws, including the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective stockholder, in light of your personal circumstances, nor does it deal with particular types of stockholders that are subject to special treatment under the Code, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under "—Taxation of Tax-Exempt Stockholders"), financial institutions, broker-dealers persons subject to alternative minimum tax, persons holding our stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under "—Taxation of Non-U.S. Stockholders") and other persons subject to special tax rules. Moreover, this summary assumes that you will hold our common stock as a "capital asset" for U.S. federal income tax purposes, which generally means property held for investment.

        This summary does not constitute tax advice and is not a substitute for careful tax planning. We urge you, as a prospective investor, to consult your own tax advisor regarding the specific tax consequences to you of a purchase of shares of our common stock, the ownership and sale of such shares and of our election to be taxed as a REIT. These consequences include the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election and the effect of potential changes in the applicable tax laws.

Opinion of Counsel

        Baker Donelson has acted as our counsel, has reviewed this summary and is of the opinion that it fairly summarizes the U.S. federal income tax considerations that are material to our stockholders. It is also the opinion of Baker Donelson that, commencing with our taxable year ended December 31, 2015, we are and have been organized in conformity with the requirements for qualification and taxation as a REIT pursuant to Sections 856 through 859 of the Code, and that our proposed method of operation will enable us to meet the qualifications and requirements for taxation as a REIT under the Code for such year and thereafter. The opinion of Baker Donelson is based on various assumptions and on our factual representations to them concerning our organization, our proposed ownership and operations, and other matters relating to our ability to qualify as a REIT, and is expressly conditioned upon the accuracy of such assumptions and representations. Moreover, our qualification for taxation as a REIT depends on our ability to meet, on a continuing basis, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Baker Donelson. Accordingly, we cannot assure you that the actual results of our operations for any one taxable year will satisfy these requirements. See "Risk Factors—Risks Related to Our Qualification and Operation as a REIT" in our 2015 10-K, which is incorporated in this prospectus by reference, for additional information. The statements made in this section of the prospectus and in the opinion of Baker Donelson are based upon existing law and Treasury Regulations, as currently applicable, currently published administrative positions of the United States Internal Revenue Service, or IRS, and judicial decisions, all of which are subject to change, either prospectively or retroactively. We cannot assure you that any changes will not modify the conclusions expressed in Baker Donelson's opinion. Moreover, an opinion of counsel is not binding on the IRS, and we cannot assure you that the IRS will not successfully challenge our future status as a REIT.

Taxation of our Company

        We were organized on March 28, 2014 as a Maryland corporation. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2015. We believe that, commencing with such taxable year, we were organized and have operated in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

        Assuming we qualify as a REIT, we generally will not be subject to U.S. federal corporate income tax on that portion of the ordinary income or capital gain that we distribute currently to our stockholders because the REIT provisions of the Code generally allow a REIT to deduct distributions paid to its stockholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation.

        However, even if we qualify for taxation as a REIT, we will be subject to U.S. federal tax in the following circumstances:

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  we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains;

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  under some circumstances, we will be subject to alternative minimum tax;

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  if we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on that income;

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  if we have net income from prohibited transactions (which are, in general, sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), that net income will be subject to a 100% tax;

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  if we fail to satisfy either of the 75% or 95% gross income tests (discussed below) but have nonetheless maintained our qualification as a REIT because applicable conditions have been met, we will be subject to a 100% tax on an amount equal to the greater of the amount by which we fail the 75% or 95% test multiplied by a fraction calculated to reflect our profitability;

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  if we fail to distribute during each year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

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  if we have built-in gain assets at the time of the effectiveness of our REIT election and make an election to be taxed immediately or recognize gain on the disposition of such asset during the ten-year period following the effectiveness of our REIT election or if we acquire any asset from a C corporation (i.e., a corporation generally subject to corporate-level tax) in a carryover-basis transaction and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then all or a portion of the gain may be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS;

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  if we receive income that was not determined on an arm's-length basis from one of our TRSs, we will be subject to a 100% tax on the amount of our non-arm's-length income;

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  if we fail to satisfy the asset test (as discussed below) but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a tax equal to the greater of (a) $50,000, or (b) an amount determined by multiplying the highest rate of tax for corporations by the net income generated by the assets for the period beginning on the first date of the failure and ending on the day we dispose of the assets (or otherwise satisfy the requirements for maintaining REIT qualification);

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  if we fail to satisfy one or more requirements for REIT qualification, other than the 95% and 75% gross income tests and other than the asset test, but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a $50,000 penalty for each failure; and

  •
  if we fail to comply with the record keeping requirements in ascertaining the actual ownership of the outstanding shares of our stock, we may be subject to a $50,000 penalty for each failure.

        The earnings of our lower-tier entities that are treated as C corporations, including any TRS, will be subject to U.S. federal corporate income tax.

        In addition, notwithstanding our qualification as a REIT, we may also have to pay certain taxes, including payroll taxes and state and local income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

        In order for us to qualify, and continue to qualify, as a REIT, we must meet, generally on a continuing basis, the requirements discussed below relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping.

Organization Requirements

        In order to qualify for taxation as a REIT under the Code, we are required to:

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  be organized as a corporation, trust, or association;

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  be taxable as a domestic corporation but for our election to be taxed as a REIT under Sections 856 through 860 of the Code;

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  be managed by one or more trustees or directors;

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  have transferable shares;

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  not be a financial institution or an insurance company;

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  have at least 100 stockholders for at least 335 days of each taxable year of 12 months;

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  not be closely held;

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  elect to be a REIT, or make such election for a previous taxable year, and satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status; use a calendar year for U.S. federal income tax purposes and comply with the recordkeeping requirements of the U.S. federal income tax laws;

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  distribute all earnings and profits attributable to a taxable year in which we do not qualify as a REIT by the end of our first year as a REIT; and

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  meet certain other tests, described below, regarding the nature of our income and assets.

        As a Maryland corporation, we satisfy the first and second requirements, and we intend to file an election to be taxed as a REIT with the IRS with our federal tax return for 2015. In addition, we are managed by a board of directors, we have transferable shares and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax reporting purposes. We would be treated as closely held only if five or fewer individuals or certain tax-exempt entities own, directly or indirectly, more than 50% (by value) of our shares at any time during the last half of our taxable year. For purposes of the closely held test, the Code generally permits a look-through for pension funds and certain other tax-exempt entities to the beneficiaries of the entity to determine if the REIT is closely held. After the issuance of our common stock pursuant to our IPO, we had issued stock with enough diversity of ownership to meet this requirement and the 100 stockholder requirement.

        In addition, our charter provides for restrictions regarding transfer of shares that are intended to assist us in continuing to satisfy these share ownership requirements. Such transfer restrictions are described in "Description of Capital Stock—Restrictions on Ownership and Transfer." These provisions permit us to refuse to recognize certain transfers of shares that may violate these share ownership requirements. However, we can offer no assurance that our refusal to recognize a transfer will be effective. Notwithstanding compliance with the share ownership requirements outlined above, tax-exempt stockholders may be required to treat all or a portion of their distributions from us as unrelated business taxable income as defined in Section 512(a) of the Code if tax-exempt stockholders, in the aggregate, exceed certain ownership thresholds set forth in the Code. See "—Taxation of Tax-Exempt Stockholders" below.

Ownership of Interests in Partnerships and Qualified REIT Subsidiaries

        In the case of a REIT that is a partner in an entity treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT is deemed to own its proportionate share, based on its interest in partnership capital, of the assets of the partnership and is deemed to have earned its allocable share of partnership income for purposes of the applicable REIT qualification tests. Also, if a REIT owns a qualified REIT subsidiary, which is defined as a corporation wholly-owned by a REIT that does not elect to be taxed as a TRS under the Code, the REIT will be deemed to own all of the subsidiary's assets and liabilities and it will be deemed to be entitled to treat the income of that subsidiary as its own. In addition, the character of the assets and gross income of the partnership or qualified REIT subsidiary shall retain the same character in the hands of the REIT for purposes of satisfying the gross income tests and asset tests set forth in the Code.

        We intend to control any partnerships and limited liability companies we may invest in, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. However, we may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries

        A TRS is a subsidiary of a REIT that makes a joint election with the REIT to be treated as a TRS. Additionally, a corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a TRS without an election. The separate existence of a TRS, unlike a "qualified REIT subsidiary" as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a TRS is generally subject to corporate income tax on its earnings, which may reduce the cash flow generated by such entity. Because a parent REIT does not include the assets and income of a TRS in determining the parent's compliance with the REIT qualification requirements, a TRS may be used by the parent REIT to undertake activities indirectly that the REIT might otherwise be precluded from undertaking directly or through pass-through subsidiaries. Certain restrictions imposed on TRSs are intended to ensure that such entities and their parent REITs will be subject to appropriate levels of U.S. federal income taxation.

        A TRS may not directly or indirectly operate or manage any healthcare facilities or lodging facilities or provide rights to any brand name under which any healthcare facility or lodging facility is operated. A TRS is not considered to operate or manage a "qualified healthcare property" or "qualified lodging facility" solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

        Rent that we receive from a TRS will qualify as "rents from real property" under two scenarios. Under the first scenario, rent we receive from a TRS will qualify as "rents from real property" as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under "—Gross Income Tests—Rents from Real Property." If we lease space to a TRS in the future, we will seek to comply with these requirements. Under the second scenario, rents that we receive from a TRS will qualify as "rents from real property" if the TRS leases a property from us that is a "qualified healthcare property" and such property is operated on behalf of the TRS by a person who qualifies as an "independent contractor" and who is, or is related to a person who is, actively engaged in the trade or business of operating "qualified healthcare properties" for any person unrelated to us and the TRS (an "eligible independent contractor"). A "qualified healthcare property" includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility. Our properties generally will not be treated as "qualified healthcare properties." Accordingly, we do not currently intend to lease our properties to a TRS. However, to the extent we acquire or own "qualified healthcare properties" in the future, we may lease such properties to a TRS.

Gross Income Tests

        We must satisfy two gross income tests annually to maintain our qualification as a REIT:

        First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

  •
  rents from real property;

  •
  interest on debt secured by mortgages on real property, or on interests in real property, and, for taxable years after December 31, 2015, interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

  •
  dividends or other distributions on, and gain from the sale of, shares in other REITs;

  •
  gain from the sale of real estate assets (excluding gain from the sale of a nonqualified "publicly offered REIT" debt instrument), other than property held primarily for sale to customers in the ordinary course of business;

  •
  income derived from the operation, and gain from the sale of, certain property acquired at or in lieu of foreclosure on a lease of, or indebtedness secured by, such property ("foreclosure property"); and

  •
  income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

        Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these.

        The Secretary of the Treasury is given broad authority to determine whether particular items of gain or income qualify under the 75% and 95% gross income tests, or are to be excluded from the measure of gross income for such purposes. For example, cancellation of indebtedness income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from "hedging transactions," as defined in "—Gross Income Tests—Hedging Transactions," that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See "—Gross Income Tests—Foreign Currency Gain" below.

        The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property

        Rent that we receive, or are deemed to receive, from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions is met:

  •
  First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales and the percentages are fixed at the time the leases are entered into, are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits and conform with normal business practice.

  •
  Second, neither we nor a direct or indirect owner of 10% or more in value of our shares may own, actually or constructively, 10% or more of a tenant, referred to as a "related party tenant," from whom we receive rent, other than a TRS under certain circumstances. We have represented to counsel that we will not rent any facility to a related party tenant.

        There are two exceptions to the related-party tenant rule described in the preceding paragraph for TRSs. Under the first exception, rent that we receive from a TRS will qualify as "rents from real property" as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The "substantially comparable" requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a "controlled TRS") will not be treated as "rents from real property." If in the future we receive rent from a TRS, we will seek to comply with this exception.

        Under the second exception, a TRS is permitted to lease healthcare properties from the related REIT as long as it does not directly or indirectly operate or manage any healthcare facilities or provide rights to any brand name under which any healthcare facility is operated. Rent that we receive from a TRS will qualify as "rents from real property" as long as the "qualified healthcare property" is operated on behalf of the TRS by an "independent contractor" who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating "qualified healthcare properties" for any person unrelated to us and the TRS (an "eligible independent contractor"). A "qualified healthcare property" includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility. Our properties generally will not be treated as "qualified healthcare properties." Accordingly, we do not currently intend to lease properties to a TRS. However, to the extent we acquire or own "qualified healthcare properties" in the future, we may lease such properties to a TRS.

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  Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property. If the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

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  Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an "independent contractor," but instead may provide services directly to our tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the shares of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

        If a portion of the rent that we receive from a property does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as "rents from real property" because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (3) we furnish noncustomary services to the tenants of the property in excess of the one percent threshold, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as "rents from real property."

        We do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors from whom we do not receive or derive income or a TRS. Accordingly, we anticipate that our leases will generally produce rent that qualifies as "rents from real property" for purposes of the 75% and 95% gross income tests.

        In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as "rents from real property." To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as "rents from real property." However, to the extent that late charges do not qualify as "rents from real property," they instead will be treated as interest that qualifies for the 95% gross income test.

Interest

        The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

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  an amount that is based on a fixed percentage or percentages of receipts or sales; and

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  an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from leasing substantially all of its interest in the real property securing the debt, and only to the extent that the amounts received by the debtor would be qualifying "rents from real property" if received directly by a REIT.

        If a loan contains a provision that entitles a REIT to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

        Interest on debt secured by a mortgage on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. For taxable years after December 31, 2015, interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property is also qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan (or, if the loan has experienced a "significant modification" since its origination or acquisition by the REIT, then as of the date of that "significant modification"), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property, that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

Dividends

        Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions

        A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Net income derived from such prohibited transactions is excluded from gross income for purposes of the 75% and 95% gross income tests. We believe that none of our properties will be held primarily for sale to customers and that a sale of any of our properties will not be in the ordinary course of our business. Whether a REIT holds a property "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. The Code provides safe harbor provisions pursuant to which sales of properties held for at least two years and meeting certain other requirements will not give rise to prohibited transactions income.

        We will attempt to comply with the terms of the safe-harbor provisions. However, we cannot assure you that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business." The prohibited transactions tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Fee Income

        Fee income generally will not be qualifying income for purposes of either the 75% or 95% gross income tests. Any fees earned by a TRS, such as fees for providing asset management and construction management services to third parties, will be excluded from the gross income tests.

Foreclosure Property

        We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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  that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;

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  for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

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  for which the REIT makes a proper election to treat the property as foreclosure property.

        Foreclosure property also includes certain "qualified healthcare properties" (as defined above under "—Rents from Real Property") acquired by a REIT as a result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease).

        A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified healthcare property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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  on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction was completed before default became imminent; or

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  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions

        From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from "hedging transactions" will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the indemnification requirements discussed below. A "hedging transaction" means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets,(2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain) or (3) for taxable years beginning after December 31, 2015, to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain

        Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. "Real estate foreign exchange gain" will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain "qualified business units" of a REIT. "Passive foreign exchange gain" will be excluded from gross income for purposes of the 95%

gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests

        If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are generally available if:

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  our failure to meet those tests is due to reasonable cause and not to willful neglect; and

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  following our identification of such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

        We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "—Taxation of Our Company," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

        To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

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  cash or cash items, including certain receivables and money market funds and, in certain circumstances, foreign currencies;

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  government securities;

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  interests in real property, including leaseholds and options to acquire real property and leaseholds;

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  interests in mortgage loans secured by real property;

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  shares in other REITs;

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  investments in shares or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term, or the 75% asset test; and

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  for taxable years beginning after December 31, 2015, debt instruments issued by publicly offered REITs, interests in mortgages secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and personal property leased in connection with real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

        Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets, or the 5% asset test.

        Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer's outstanding securities or more than 10% of the value of any one issuer's outstanding securities, or the 10% vote test and 10% value test, respectively.

        Fourth, for taxable years beginning before January 1, 2018, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs, and for taxable years beginning on or after January 1, 2018, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

        Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs, other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

        For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term "securities" does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term "securities" does not include:

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  "Straight debt" securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors. "Straight debt" securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the shares) hold non-"straight debt" securities that have an aggregate value of more than 1% of the issuer's outstanding securities. However, "straight debt" securities include debt subject to the following contingencies:

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  a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer's debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

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  a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

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  Any loan to an individual or an estate;

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  Any "section 467 rental agreement," other than an agreement with a related party tenant;

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  Any obligation to pay "rents from real property";

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  Certain securities issued by governmental entities;

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  Any security issued by a REIT;

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  Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

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  Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in "—Gross Income Tests."

        For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

        We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

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  we satisfied the asset tests at the end of the preceding calendar quarter; and

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  the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

        If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

        If we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any quarter of a taxable year, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of the value of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a schedule with the IRS describing each asset that caused the failure and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

        We believe that the assets that we will hold will satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

        Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

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  the sum of:

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  90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and

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  90% of our after-tax net income, if any, from foreclosure property, minus

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  the sum of certain items of non-cash income.

        We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on

December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

        We will pay U.S. federal income tax on any taxable income, including net capital gain that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

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  85% of our REIT ordinary income for such year,

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  95% of our REIT capital gain income for such year, and

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  any undistributed taxable income from prior periods.

        We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

        We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate federal income tax and the 4% nondeductible excise tax.

        It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our "REIT taxable income." Further, it is possible that, from time to time, we may be allocated a share of net capital gain from an entity taxed as a partnership for U.S. federal income tax purposes in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional shares of common or preferred stock, if possible, pay taxable dividends of our shares or debt securities.

        We may be able to satisfy the 90% distribution test with taxable distributions of our shares or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued. In such a circumstance we might request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/shares dividends, but that revenue procedure does not apply to 2015 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and shares. We have no current intention to make a taxable dividend payable in our shares.

        In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends" unless such distributions are made in taxable years beginning after December 31, 2014 and we qualify as a "publicly offered REIT." A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. We believe that we are, and expect we will continue to be, a "publicly offered REIT."

        Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

        We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding shares, and we must maintain a list of those persons failing or refusing to comply with such request as part of our records. We intend to comply with these requirements.

Failure to Qualify

        If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax at regular corporate income tax rates on our taxable income determined without reduction for amounts distributed to stockholders. In addition, we may be required to pay penalties and interest with respect to such tax. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary dividend income. Subject to certain limitations under the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether we would qualify for such statutory relief in all circumstances.

Taxation of Taxable U.S. Stockholders

        As used in this prospectus, the term "U.S. stockholder" means a holder of our common stock that for U.S. federal income tax purposes is:

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  a citizen or resident of the United States;

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  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

        If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

        As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain.

        A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the preferential tax rate for "qualified dividend income." The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. As long as we qualify as a REIT, our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non REIT corporations, such as any TRS we may form, or (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

        Individuals, trusts and estates whose income exceeds certain thresholds are also subject to an additional 3.8% net investment income tax on dividends received from us. U.S. stockholders are urged to consult their own tax advisors regarding the implications of the net investment income tax resulting from an investment in our shares.

        A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See "—Taxation of Taxable U.S. Stockholders—Capital Gains and Losses" for additional information. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        Under recently enacted legislation, for taxable years beginning after December 31, 2015, the amount of dividends we designate as qualified dividends and capital gains dividends with respect to any taxable year may not exceed the dividends we pay with respect to such year.

        We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid. We currently do not intend to retain any capital gains.

        A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder's common stock. Instead, the distribution will reduce the U.S. stockholder's adjusted basis in such shares. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder's adjusted basis in his or her shares as long-term capital gain, or short-term capital gain if the shares have been held for one year or less, assuming the shares are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

        U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income or gain. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

        In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis. A stockholder's adjusted tax basis generally will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. A U.S. stockholder generally must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

        If we redeem shares held by a U.S. stockholder, such U.S. stockholder will be treated as having sold the redeemed shares if (1) all of the U.S. stockholder's shares are redeemed (after taking into consideration certain ownership attribution rules) or (2) such redemption is either (i) "not essentially equivalent" to a dividend or (ii) "substantially disproportionate." If a redemption is not treated as a sale of the redeemed shares, it will be treated as a distribution made with respect to such shares. U.S. stockholders are urged to consult their own tax advisors regarding the taxation of any particular redemption of our shares.

Capital Gains and Losses

        A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income and short-term capital gains currently is 39.6%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property," or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

        Individuals, trusts and estates whose income exceeds certain thresholds are also subject to an additional 3.8% net investment income tax on gain from the sale of shares of our common stock. U.S. stockholders are urged to consult their own tax advisors regarding the implications of the net investment income tax resulting from an investment in our shares.

        With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

        This section is a summary of rules governing the U.S. federal income taxation of U.S. stockholders that are tax-exempt entities and is for general information only. We urge tax-exempt stockholders to consult their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws on the purchase, ownership and disposition of our common stock, including any reporting requirements.

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of our common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the "debt-financed property" rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

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  the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

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  we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

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  either:

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  one pension trust owns more than 25% of the value of our shares; or

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  a group of pension trusts, each of which holds more than 10% of the value of our shares, collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Stockholders

        This section is a summary of the rules governing the U.S. federal income taxation of non-U.S. stockholders. The term "non-U.S. stockholder" means a holder of shares of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

  Distributions

        A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a "United States real property interest," or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates on dividends do not apply, or do not apply as favorably, to dividends from REITs.

        However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to a 30% branch profits tax with respect to that distribution. The branch profits tax may be reduced by an applicable tax treaty. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

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  a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN or W-8BEN-E, as applicable, evidencing eligibility for that reduced rate;

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  the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected with the conduct of a U.S. trade or business; or

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  the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

        A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of the non-U.S. stockholder in its shares of our common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of the non-U.S. stockholder in such shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of the non-U.S. stockholder in its shares of our common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of our common stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

        Under FIRPTA (discussed below), we may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% (or such lower rate as may be provided under an applicable tax treaty) on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%.

        For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under FIRPTA. A USRPI includes interests in real property located in the United States or the Virgin Islands and shares in corporations at least 50% by value of whose real property interests and assets used or held for use in a trade or business consist of USRPI. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless you are a stockholder that owns not more than 10% of our capital stock, or are a "qualified shareholder" or a "qualified foreign pension fund" (both as defined below), we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

        In addition, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements ("qualified shareholders") are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified stockholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to "qualified foreign pension funds" or entities all of the interests of which are held by "qualified foreign pension funds" are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

        Although not free from doubt, amounts we designate as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent the non-U.S. stockholder's proportionate share of such tax paid by us exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis. We currently do not intend to retain any capital gains.

Dispositions

        A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of shares of common stock as long as, at all times during a specified testing period, non-United States persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We cannot assure you that this test will be met. Even if we meet this test, pursuant to "wash sale" rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of our common stock within a certain period prior to a capital gain distribution and directly or indirectly (including through certain affiliates) reacquires our common stock within certain prescribed periods. In addition, even if we do not meet the "domestically controlled" test, a non-U.S. stockholder that owned, actually or constructively, 10% or less of the outstanding common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of common stock if the stock is "regularly traded" on an established securities market. An actual or deemed disposition of our capital stock by such stockholders may also be treated as a dividend. Furthermore, dispositions of our capital stock by "qualified foreign pension funds" or entities all of the interests of which are held by "qualified foreign pension funds" are exempt from FIRPTA. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

        A non-U.S. stockholder generally will incur tax on gain from the sale of common stock not subject to FIRPTA if:

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  the gain is effectively connected with the conduct of the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to the gain; or

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  the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the non-U.S. stockholder will incur a 30% tax on capital gains.

Information Reporting Requirements and Withholding

        We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the stockholder:

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  is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

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  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

        A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our stock effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder's U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Tax Aspects of Our Investments in Partnerships

        The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a "Partnership" and, collectively, the "Partnerships"). The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Disregarded Entities

        An unincorporated entity with one owner will be classified as an entity disregarded from such owner for U.S. federal income tax purposes if it does not elect to be taxed as a corporation for U.S. federal income tax purposes and otherwise is treated as a disregarded entity under the Treasury Regulations relating to entity classification, or check-the-box regulations. For U.S. federal income tax purposes, the assets, income and loss of an entity disregarded from its owner are treated as the direct assets, income and loss of the owner. Initially, and until the admission of additional partners, if any, we expect our operating partnership to be classified as an entity disregarded from us for U.S. federal income tax purposes.

Classification as Partnerships

        An unincorporated entity with at least two owners will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

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  does not elect to be taxed as a corporation for U.S. federal income tax purposes and otherwise is treated as a partnership under the check-the-box regulations; and

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  is not a "publicly-traded partnership" taxable as a corporation for U.S. federal income tax purposes.

        We do not intend to make an election to treat any Partnership as a corporation for U.S. federal income tax purposes.

        In addition, we intend to structure our investments in any Partnership to avoid the treatment of such Partnership as a publicly traded partnership taxable as a corporation. A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Treasury Regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors, or the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the 90% passive income exception. We intend that each Partnership in which we own an interest either will qualify for the private placement exception or will qualify for the 90% passive income exception.

        Although we intend that each Partnership will be classified either as a disregarded entity (in the case of a Partnership with one owner) or as a partnership for U.S. federal income tax purposes, we have not requested, and do not intend to request, a ruling from the IRS that any Partnership will be classified as either a partnership or disregarded entity for U.S. federal income tax purposes. If any material Partnership were taxable as a corporation, rather than as a partnership or a disregarded entity, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT. See—Gross Income Tests" and—Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See "—Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for U.S. federal income tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

Partners, Not the Partnerships, Subject to Tax

        A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership's income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations

        Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations with respect to Contributed Properties

        Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution, or the 704(c) Allocations. The amount of the unrealized gain or unrealized loss ("built-in gain" or "built-in loss") is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

        The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of a partnership we own an interest in (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We do not know what method a partnership we own an interest in will use to account for book-tax differences.

Basis in Partnership Interest

        Our adjusted tax basis in any Partnership interest we own generally will be:

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  the amount of cash and the basis of any other property we contribute to the Partnership;

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  increased by our allocable share of the Partnership's income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

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  reduced, but not below zero, by our allocable share of the Partnership's loss, the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the Partnership.

        Loss allocated to us in excess of our basis in a Partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of Partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis in the partnership interest. Distributions, including constructive distributions, in excess of the basis of our Partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Partnership Audits

        Under recently enacted legislation that will apply for taxable years beginning after December 31, 2017 (unless a Partnership elects to apply the legislative changes sooner), in the event of a federal income tax audit the Partnership, rather than the Partnership's partners, could be liable for the payment of certain taxes, including interest and penalties, or the partners could be liable for the tax but required to pay interest at a higher rate than would otherwise apply to underpayments. Furthermore, the "partnership representative" of the partnership will have exclusive authority to bind all partners to any federal income tax proceeding.

Depreciation Deductions Available to Partnerships

        The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. A Partnership in which we are a partner generally will depreciate property for U.S. federal income tax purposes under the modified accelerated cost recovery system of depreciation, or MACRS. Under MACRS, each partnership generally will depreciate furnishings over a seven year recovery period and equipment over a five year recovery period using a 200% declining balance method and a half-year convention. If, however, the partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the partnership generally will depreciate buildings and improvements over a 39 year recovery period using a straight line method and a mid-month convention. A partnership's initial basis in properties acquired in exchange for units of a partnership should be the same as the transferor's basis in such properties on the date of acquisition by the partnership. Although the law is not entirely clear, a partnership generally will depreciate such property for U.S. federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. A Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the partnership, except to the extent that any Partnership is required under the U.S. federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed or revalued properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership's Property

        Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners of the Partnership who contributed such properties or who were partners at the time of such revaluation to the extent of their built-in gain or built-in loss on those properties for federal income tax purposes. The partners' built-in gain or built-in loss on such contributed properties will equal the difference between the partners' proportionate share of the book value of those properties and the partners' tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the "book-tax difference." See "—Tax Aspects of Our Investments in Partnerships—Tax Allocations With Respect to Contributed Properties." Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with the Partnership's allocation provisions (subject to the restrictions described above).

        Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% tax. Such prohibited transaction income may have an adverse effect upon our ability to satisfy the income tests for REIT status. See "—Gross Income Tests" for additional information. We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership's trade or business.

Other Tax Consequences

Legislative or Other Actions Affecting REITs

        The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described in this prospectus are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

State and Local Taxes

        We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common stock.

Foreign Accounts

        Under the Foreign Account Tax Compliance Act, or FATCA, withholding is required at a rate of 30 percent on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale of, our common stock held by certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain United States persons and by certain non-US entities that are wholly or partially owned by United States persons and to withhold certain amounts paid to certain account holders and financial institutions. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-US entity will be subject to withholding at a rate of 30 percent, unless such entity either (i) certifies to us that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. Non-United States stockholders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

 ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition, the holding, disposition or transfer of our common stock by the following, or Plans: (i) pension, profit sharing, retirement or other employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, (ii) Keogh plans, individual retirement accounts and annuities and other arrangements that are subject to Section 4975 of the Code, (iii) plans and other arrangements that are subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, collectively referred to as ERISA Similar Laws, including, without limitation, governmental plans, non-electing church plans, and foreign plans, and (iv) entities or accounts whose underlying assets include or are deemed to include "plan assets" of any such plans, accounts or arrangements.

        This summary describes certain issues under ERISA and Section 4975 of the Code as currently in effect and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial or legislative changes will not occur that may make the statements contained in this prospectus incorrect or incomplete. Moreover, no attempt is made in this summary to describe issues that may arise under federal, state or local laws that are not preempted by ERISA or the Code. In addition, this summary does not discuss the laws of any country other than the United States.

        A fiduciary of a Plan subject to ERISA should consider the fiduciary standards under ERISA in the context of the Plan's particular circumstances before authorizing an investment of a portion of that Plan's assets in the common stock. Accordingly, the fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the Plan as required by Section 404(a)(1) (D) of ERISA and (iii) whether the investment is prudent under ERISA, among other considerations. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of Plans subject to ERISA or the Code and persons who have certain specified relationships to such Plans (such persons being "parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of Section 4975 of the Code). Thus, a Plan fiduciary considering an investment in our common stock also should consider whether the acquisition, holding, disposition or transfer of the shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption under ERISA or issued by the Department of Labor, or the DOL. Similar restrictions may apply to governmental, non-electing church, and foreign plans which are not subject to ERISA or Section 4975 of the Code. Thus, those considering investing in the shares on behalf of these Plans should consider whether the acquisition, holding, disposition or transfer of the shares might violate any similar restrictions under ERISA Similar Laws.

        The DOL has issued final regulations, or DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA and Section 4975 of the Code. Under the DOL Regulations, if a Plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the Plan's assets would include both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is "freely transferable" and part of a class of securities that is "widely held" and either registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act, (provided the securities are registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which the public offering occurred). The shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

        The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. Our common stock is "widely held."

        The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain factors ordinarily will not, alone or in combination, affect the finding that the securities are "freely transferable." We believe that the restrictions imposed under our charter on the transfer of our shares are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of the common stock to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion. Our common stock is publicly offered securities for purposes of the DOL Regulations and that our assets are not be deemed to be "plan assets" of any Plan that invests in our common stock.

        Each holder of our common stock will be deemed to have represented and agreed that its acquisition, holding, disposition or transfer of those common stock (or any interest therein) does not and will not constitute or result in a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or ERISA Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Any fiduciary of a Plan considering the acquisition, holding, disposition or transfer of our common stock should consult with its legal advisors regarding the consequences of such action. The sale of our common stock to a Plan is in no respect a representation by us or our affiliates, or the underwriters or their respective affiliates, that such an investment meets all of the relevant legal requirements with respect to investments by Plans, or that such an investment is appropriate for Plans generally or any particular Plan.

 UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated as of the date of this prospectus, the underwriters named below, for whom Sandler O'Neill & Partners, L.P., Evercore Group L.L.C. and SunTrust Robinson Humphrey, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell them, severally, the number of shares of common stock indicated below.

Underwriter	Number of shares
Sandler O'Neill & Partners, L.P.	1,230,000
Evercore Group L.L.C.	1,230,000
SunTrust Robinson Humphrey, Inc.	1,230,000
BB&T Capital Markets, a division of BB&T Securities, LLC	270,000
Janney Montgomery Scott LLC	270,000
Oppenheimer & Co. Inc.	270,000
Total	4,500,000

        The underwriters and the representatives are collectively referred to as the "underwriters." The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part of the shares to certain dealers. After the initial offering of the shares of common stock, the offering price, and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the common stock. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$17.75	$79,875,000	$91,856,250
Underwriting discounts and commissions	$0.97625	$4,393,125	$5,052,094
Proceeds, before expenses	$16.77375	$75,481,875	$86,804,156

        The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $0.55 million.

        Our common stock is listed on the NYSE under the trading symbol "CHCT."

        We, each of our directors and our executive officers have agreed that, without the prior written consent of the representatives of the underwriters, they will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock, whether any such transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise.

        In order to facilitate the offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the shares of common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. In addition, SunTrust Robinson Humphrey, Inc. serves as sole lead arranger and sole book manager under our credit facility and an affiliate of SunTrust Robinson Humphrey, Inc. serves as administrative agent under our credit facility. A portion of the proceeds of this offering will be used to repay amounts outstanding under our credit facility. Accordingly, this affiliate will receive a portion of the net proceeds of this offering that are used to repay the outstanding indebtedness under our credit facility. See "Use of Proceeds." We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

        Certain legal matters will be passed upon for us by Baker Donelson. The statements under the caption "Material U.S. Federal Income Tax Considerations" as they relate to federal income tax matters have been reviewed by Baker Donelson and Baker Donelson has opined as to certain income tax matters relating to an investment in our shares. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP. Baker Donelson will pass upon the validity of the common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

        The consolidated financial statements and schedules of Community Healthcare Trust Incorporated as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and for the period from March 28, 2014 (the date of inception) through December 31, 2014 incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

        The historical statements of revenues and certain direct operating expenses of (a) the Rockside Medical Property for the year ended December 31, 2015 and (b) the Treasure Coast Medical Pavilion Property for the year ended December 31, 2015, included in this prospectus and in the registration statement have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. These documents contain important information about us, our business and our finances. The following documents previously filed with the SEC are incorporated by reference into the prospectus which forms part of this registration statement except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 26, 2016; and

  •
  Current Reports on Form 8-K filed with the SEC on January 21, 2016 and February 29, 2016 (only with respect to Item 8.01).

        All of the documents that we have incorporated by reference into this prospectus are available on the SEC's website, www.sec.gov. In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549.

        Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

        Each person, including any beneficial owner, who receives this prospectus will receive a copy of any report or document incorporated by reference included in but not delivered with this prospectus, if requested. If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to us at Community Healthcare Trust, 3326 Aspen Grove Drive, Suite 150, Franklin, TN 37067, or contact our offices at (615) 771-3052. The documents may also be accessed on our website at www.communityhealthcaretrust.com. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We maintain a web site at www.communityhealthcaretrust.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

        We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website, www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC's public reference facilities and the web site of the SEC referred to above.

Community Healthcare Trust Incorporated

Unaudited Pro Forma Consolidated Financial Statements

(Unaudited)

        Community Healthcare Trust Incorporated (the "Company," "we," "our" or "us") is a Maryland corporation that intends to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust. The Company was formed in March 2014 to acquire, own and manage healthcare properties that are leased to physicians, hospitals and healthcare delivery systems.

        In May 2015, we completed our initial public offering ("IPO") and a concurrent private placement to certain directors and officers of the Company, pursuant to which we issued an aggregate of 7,311,183 shares of our common stock, including shares issued upon exercise of the underwriters' option to purchase additional shares in full, and received an aggregate of approximately $127.5 million of net proceeds. We contributed the net proceeds from the IPO and the concurrent private placement to Community Healthcare OP, LP, a Delaware limited partnership (the "Operating Partnership"). The Company serves as sole general partner of the Operating Partnership and owns its assets and conducts its business through the Operating Partnership. The Company owns 100% of the Operating Partnership and consolidates the assets, liabilities and results of operations of the Operating Partnership. Neither the Company nor the Operating Partnership had any revenue-generating business activity prior to completion of the IPO in May 2015.

        Within 35 days of completion of the IPO, we used a portion of the net proceeds from the IPO and the concurrent private placement to acquire 30 properties for an aggregate of approximately $96.4 million (the "IPO Properties"). Since our IPO and the acquisition of the IPO properties, we have used the remaining net proceeds from our IPO and the concurrent private placement, as well as borrowings under our revolving credit facility (the "credit facility"), to acquire an additional 14 properties and finance two mortgage investments for an aggregate of approximately $82.2 million (the "Additional Properties" and, together with the IPO Properties, the "Property Portfolio"). Four of the Additional Properties were acquired and one mortgage investment was funded by us after December 31, 2015, which we refer to as the "2016 Properties."

        In addition, the Company has definitive contracts to purchase or purchase option agreements for two healthcare properties for an estimated aggregate net cash purchase price of approximately $17.9 million which are expected to close in 2016 (the "Properties Under Contract").

        The accompanying unaudited pro forma consolidated balance sheet is presented to reflect the historical consolidated balance sheet of the Company at December 31, 2015 (including the acquisition or financing of the Property Portfolio other than the 2016 Properties), as adjusted to give effect to the acquisition or financing of the 2016 Properties, the acquisition of the Properties Under Contract and this offering and the application of the net proceeds from this offering, as if they had all been completed on December 31, 2015. All acquisitions have been recorded in accordance with the accounting policies outlined in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (the "2015 10-K").

        The accompanying unaudited pro forma statement of operations for the year ended December 31, 2015 is presented to reflect the historical results of operations of the Company for the period from the IPO through December 31, 2015 as adjusted to give effect to the acquisition or financing of the Property Portfolio (including the 2016 Properties), the acquisition of the Properties Under Contract, this offering and the use of proceeds from this offering, as if they had all been completed on January 1, 2015. Certain of the acquisitions had no prior leasing activity or a new leasing arrangement was, or will be, entered into at the acquisition closing date. For purposes of the unaudited pro forma statement of operations, the contractual leasing arrangement entered into at the acquisition closing date has been reported as rental revenue to give effect to the contractual leasing arrangement as if it had been in place on January 1, 2015.

        The accompanying unaudited pro forma financial statements should be read in conjunction with the audited consolidated financial statements included in the 2015 10-K and with the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" sections in this prospectus and in the reports we file with the SEC. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The accompanying unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of December 31, 2015 had the acquisition or financing of the Property Portfolio, the acquisition of the Properties Under Contract, this offering and the application of the net proceeds of this offering been completed on December 31, 2015 or what the actual results of operations would have been for the year ended December 31, 2015 had the acquisition or financing of the Property Portfolio, the acquisition of the Properties Under Contract, this offering and the application of the net proceeds of this offering been completed on January 1, 2015 and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition. There can be no assurance that we will complete the acquisition of the Properties Under Contract on the timeline anticipated or at all.

COMMUNITY HEALTHCARE TRUST INCORPORATED

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2015

(Dollars in thousands, except per share amounts)

(Unaudited)

	Historical Community Healthcare Trust Incorporated	2016 Properties	Properties Under Contract	Pro Forma Before Offering	Proceeds From Offering	Use of Proceeds	Company Pro Forma
	(A)	(B)	(C)		(D)	(E)
ASSETS
Real estate properties:
Land	$13,216	$6,101	$3,035	$22,352	$—	$—	$22,352
Buildings, improvements, and lease intangibles	119,716	19,327	27,685	166,728	—	—	166,728
Personal property	35	—	—	35	—	—	35

Total real estate properties	132,967	25,428	30,720	189,115	—	—	189,115
Less accumulated depreciation	(5,203)	—	—	(5,203)	—	—	(5,203)

Total real estate properties, net	127,764	25,428	30,720	183,912	—	—	183,912
Cash and cash equivalents	2,018	—	—	2,018	74,932	(73,129)	3,821
Mortgage note receivable, net	10,897	12,406	(12,406)	10,897	—	—	10,897
Other assets, net	2,124	—	—	2,124	—	—	2,124

Total assets	$142,803	$37,834	$18,314	$198,951	$74,932	$(73,129)	$200,754

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Revolving credit facility	$17,000	$38,105	$18,024	$73,129	$—	$(73,129)	$—
Accounts payable and accrued liabilities	812	—	—	812	—	—	812
Other liabilities	2,721	—	370	3,091	—	—	3,091

Total liabilities	20,533	38,105	18,394	77,032	—	(73,129)	3,903
Commitments and contingencies
Stockholders' Equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized	—	—	—	—	—	—	—
Common stock, $0.01 par value; 450,000,000 shares authorized	76	—	—	76	46	—	122
Additional paid-in capital	127,578	—	—	127,578	74,886	—	202,464
Cumulative net income (loss)	(1,456)	(271)	(80)	(1,807)	—	—	(1,807)
Cumulative dividends	(3,928)	—	—	(3,928)	—	—	(3,928)

Total stockholders' equity	122,270	(271)	(80)	121,919	74,932	—	196,851

Total liabilities and stockholders' equity	$142,803	$37,834	$18,314	$198,951	$74,932	$(73,129)	$200,754

COMMUNITY HEALTHCARE TRUST INCORPORATED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	Historical Community Healthcare Trust Incorporated	2015 Properties	2016 Properties	Properties Under Contract	Pro Forma Before Offering	Other Pro Forma Adjustments	Company Pro Forma
	(AA)	(BB)	(CC)	(DD)		(EE)
REVENUES
Rental income	$6,364	$7,306	$2,516	$3,014	$19,200	$—	$19,200
Tenant reimbursements	1,964	1,494	577	145	4,180	—	4,180
Mortgage interest	304	890	1,384	(1,384)	1,194	—	1,194

	8,632	9,690	4,477	1,775	24,574	—	24,574
EXPENSES
Property operating	2,012	1,794	840	479	5,125	—	5,125
General and administrative	2,472	(614)	—	—	1,858	—	1,858
Depreciation and amortization	5,204	5,148	1,631	2,417	14,400	—	14,400
Bad debts	71	—	—	—	71	—	71

	9,759	6,328	2,471	2,896	21,454	—	21,454
OTHER INCOME (EXPENSE)
Interest expense	(364)	(473)	(1,135)	(533)	(2,505)	1,952	(553)
Interest and other income, net	35	—	—	—	35	—	35

	(329)	(473)	(1,135)	(533)	(2,470)	1,952	(518)

NET INCOME (LOSS)	$(1,456)	$2,889	$871	$(1,654)	$650	$1,952	$2,602

INCOME (LOSS) PER COMMON SHARE (FF):
Net income (loss) per common share—Basic	$(0.31)						$0.22

Net income (loss) per common share—Diluted	$(0.31)						$0.22

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC	4,726,925						11,909,606

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—DILUTED	4,726,925						11,981,750

Notes to Unaudited Pro Forma Consolidated Financial Statements

(Dollars in thousands except shares and per share data)

1. Adjustments to the Pro Forma Consolidated Balance Sheet

        (A)—Represents the historical balance sheet of Community Healthcare Trust Incorporated as of December 31, 2015 and reflects the acquisition or financing of the Property Portfolio other than the 2016 Properties.

        (B)—Reflects the acquisition or financing of the 2016 Properties, all of which closed after December 31, 2015 and were funded with borrowings under our credit facility. Acquisition costs for these properties have been reflected as additional cumulative net loss. The allocation of the purchase price for these acquisitions is preliminary and is based upon the Company's best estimate of fair value as of the acquisition date.

        (C)—Reflects the expected completion of the acquisition of the Properties Under Contract including the exercise of our purchase option on one of our mortgage investments funded in 2016, which will be funded with a portion of the net proceeds from this offering. For purposes of the pro forma, prior to the receipt and application of the net proceeds from this offering, we assumed the initial funding of these acquisitions was financed using the credit facility. Estimated acquisition costs for these properties have been reflected as additional cumulative net loss. The allocation of the purchase price for these Properties Under Contract is preliminary and is based upon the Company's best estimate of fair value using available information.

        (D)—Reflects gross proceeds from this offering of $79.9 million from the sale of 4,500,000 shares of our common stock, net of the underwriting discount and estimated costs of this offering payable by us, resulting in the net proceeds shown below. The net offering proceeds of this offering have been reflected as additions to common stock, par value and additional paid-in capital.

Gross proceeds	$79,875
Underwriters' discount	(4,393)
Transaction costs	(550)

Net proceeds	$74,932

        (E)—Reflects the use of the net proceeds of this offering, which are expected to be used to repay, in full, the balance outstanding on our credit facility at the time of the closing of this offering and to acquire the Properties Under Contract. The remaining balance of the net proceeds will be used for general corporate and working capital purposes and possible future acquisitions and development activities.

2. Adjustments to the Pro Forma Consolidated Statements of Operations

        (AA)—Represents the historical consolidated statement of operations of Community Healthcare Trust Incorporated for the year ended December 31, 2015 and reflects the operations of the Property Portfolio (other than the 2016 Properties) from the date they were acquired or financed. The historical results of operations reflect the cost of being a public company from May 28, 2015, the date of the IPO, through December 31, 2015. We estimate that incremental expenses, including amounts associated with employee salaries, insurance related to our director and officer insurance policy, legal, accounting, public company reporting, stockholder and public relations, and rent, would have been between $275 and $325 for the period from January 1, 2015 through May 28, 2015.

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

(Dollars in thousands except shares and per share data)

2. Adjustments to the Pro Forma Consolidated Statements of Operations (Continued)

        (BB)—This adjustment reflects the operations of the Property Portfolio (other than the 2016 Properties) as if they had been acquired on January 1, 2015. The pro forma adjustment for interest expense assumes an annual interest rate of 3%, which reflects the current effective interest rate under our credit facility which funded the acquisition or financing of the Property Portfolio (other than the 2016 Properties). The other adjustments column below reflects in general and administrative expenses (a) the elimination of $832 of acquisition costs incurred related to the Property Portfolio (other than the 2016 Properties) which are included in the Company's historical results of operations for the year ended December 31, 2015 net of (b) $218 of additional compensation expense related to restricted stock awards, based upon agreements and elections in effect from our IPO as if the IPO were consummated on January 1, 2015, resulting in the issuance of 46,664 additional shares of common stock to our officers; and in interest expense (a) the pro forma adjustment to interest expense assuming the Company had closed on its credit facility on January 1, 2015 and had $17 million outstanding on the credit facility for the full year of 2015. The following table summarizes the operations for these investments acquired or financed during the year ended December 31, 2015:

	IPO Properties	Asset Acquisitions	Mortgage Investment	Other Acquisitions	Other Adjustments	Total 2015 Properties
REVENUES
Rental income	$4,289	$1,142	$—	$1,875	$—	$7,306
Tenant reimbursements	1,135	4	—	355	—	1,494
Mortgage interest	—	—	890	—	—	890

	5,424	1,146	890	2,230	—	9,690
EXPENSES
Property operating	1,449	4	—	341	—	1,794
General and administrative	—	—	—	—	(614)	(614)
Depreciation and amortization	3,633	141	—	1,374	—	5,148
Bad debts	—	—	—	—	—	—

	5,082	145	—	1,715	(614)	6,328
OTHER INCOME (EXPENSE)
Interest expense	—	—	—	—	(473)	(473)
Interest and other income, net	—	—	—	—	—	—

	—	—	—	—	(473)	(473)

NET INCOME	$342	$1,001	$890	$515	$141	$2,889

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

(Dollars in thousands except shares and per share data)

2. Adjustments to the Pro Forma Consolidated Statements of Operations (Continued)

        (CC)—This adjustment reflects the operations of the 2016 Properties as if they had been acquired or financed on January 1, 2015. The other acquisitions column below includes the aggregate operations of Londonderry Centre and NovaMed Surgery Center. The pro forma adjustment for interest expense assumes an annual interest rate of 3%, which reflects the current effective interest rate under our credit facility which funded the acquisition or financing of the 2016 Properties. The following table summarizes the operations for these investments acquired or financed during the year ended December 31, 2015:

	Parkway Professional Plaza	Treasure Coast Medical Pavilion	Mortgage Investment	Other Acquisitions	Total 2016 Properties
REVENUES
Rental income	$682	$805	$—	$1,029	$2,516
Tenant reimbursements	61	279	—	237	577
Mortgage interest	—	—	1,384	—	1,384

	743	1,084	1,384	1,266	4,477
EXPENSES
Property operating	155	279	—	406	840
General and administrative	—	—	—	—	—
Depreciation and amortization	352	605	—	674	1,631
Bad debts	—	—	—	—	—

	507	884	—	1,080	2,471
OTHER INCOME (EXPENSE)
Interest expense	(203)	(282)	(372)	(278)	(1,135)
Interest and other income, net	—	—	—	—	—

	(203)	(282)	(372)	(278)	(1,135)

NET INCOME	$33	$(82)	1,012	$(92)	$871

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

(Dollars in thousands except shares and per share data)

2. Adjustments to the Pro Forma Consolidated Statements of Operations (Continued)

        (DD)—This adjustment reflects the operations of the Properties Under Contract as if they been acquired on January 1, 2015. This adjustment includes the exercise of our purchase option on one of our mortgage notes funded in 2016, resulting in the payoff of the balance outstanding on the mortgage note receivable and the elimination of the related interest income. The pro forma adjustment for interest expense assumes an annual interest rate of 3%, which reflects the current effective interest rate under our credit facility which is assumed to fund the acquisition of the Properties Under Contract for purposes of the unaudited pro forma financial statements. The following table summarizes the operations for these investments:

	Rockside Medical	Chicago Behavioral Hospital	Total Properties Under Contract
REVENUES
Rental income	$1,114	$1,900	$3,014
Tenant reimbursements	145	—	145
Mortgage interest	—	(1,384)	(1,384)

	1,259	516	1,775
EXPENSES
Property operating	474	5	479
General and administrative	—	—	—
Depreciation and amortization	845	1,572	2,417
Bad debts	—	—	—

	1,319	1,577	2,896
OTHER INCOME (EXPENSE)
Interest expense	(311)	(222)	(533)
Interest and other income, net	—	—	—

	(311)	(222)	(533)

NET INCOME (LOSS)	$(371)	$(1,283)	$(1,654)

        (EE)—Reflects the elimination of interest expense, other than the $553 of interest expense related to commitment fees paid on the unused credit facility and amortization of deferred financing costs, as if the credit facility had been repaid with a portion of the net proceeds from this offering on January 1, 2015.

        (FF)—The denominator used in computing pro forma earnings per share includes only those common shares from the offering for which the proceeds are used to repay amounts outstanding under the credit facility or amounts to acquire the Properties Under Contract and excludes approximately 102,000 shares of common stock of which, as of the date of this prospectus, are not allocated to specific future acquisitions, and 675,000 shares of common stock that may be issued by us upon the exercise of the underwriter's option to purchase additional shares for this offering.

3. Other Data Funds From Operations and Normalized Funds From Operations

        Funds from operations ("FFO") and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). NAREIT defines FFO

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

(Dollars in thousands except shares and per share data)

3. Other Data Funds From Operations and Normalized Funds From Operations (Continued)

as the most commonly accepted and reported measure of a REIT's operating performance equal to "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization related to real estate properties, and after adjustments for unconsolidated partnerships and joint ventures."

        Management believes that net income (loss), as defined under GAAP, is the most appropriate earnings measurement. However, management believes FFO and FFO per share to be supplemental measures of a REIT's performance because they provide an understanding of the operating performance of the Company's properties without giving effect to certain significant non-cash items, primarily depreciation and amortization expense. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions. The Company believes that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO and FFO per share can facilitate comparisons of operating performance between periods. The Company reports FFO and FFO per share because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs and because FFO per share is consistently reported, discussed, and compared by research analysts in their notes and publications about REITs. For these reasons, management has deemed it appropriate to disclose and discuss FFO and FFO per share. The Company has also included normalized FFO which it has defined as FFO excluding certain expenses related to the Company's initial public offering and closing costs of properties acquired or to be acquired and mortgages funded or to be funded, on an actual or pro forma basis. Normalized FFO presented herein may not be comparable to similar measures presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, FFO and normalized FFO do not represent cash generated from operating activities determined in accordance with GAAP and are not necessarily indicative of cash available to fund cash needs. FFO and normalized FFO should not be considered as alternatives to net income attributable to common stockholders as an indicator of the Company's operating performance or as alternatives to cash flow from operating activities as a measure of liquidity.

        The table below reconciles pro forma FFO and pro forma normalized FFO to the Company's pro forma net income for the year ended December 31, 2015. Included in the Company's pro forma net

Notes to Unaudited Pro Forma Consolidated Financial Statements (Continued)

(Dollars in thousands except shares and per share data)

3. Other Data Funds From Operations and Normalized Funds From Operations (Continued)

income for the year ended December 31, 2015 was approximately $0.7 million, or $0.06 per diluted common share, of costs related to of its initial public offering during 2015.

Year Ended December 31, 2015
Pro forma funds from operations and normalized funds from operations:
Pro forma net income	$2,602
Pro forma real estate depreciation and amortization	14,400

Pro forma funds from operations	$17,002

IPO costs	746

Pro forma normalized funds from operations	$17,748

Pro forma funds from operations per common share—Diluted	$1.42

Pro forma normalized funds from operations per common share—Diluted	$1.48

Pro forma weighted average common shares outstanding—Diluted	11,981,750

Treasure Coast Medical Pavilion

Historical Statement of Revenues and Certain Direct Operating Expenses

For the Year ended December 31, 2015

Independent Auditor's Report

Board of Directors and Stockholders
Community Healthcare Trust Incorporated
Franklin, Tennessee

        We have audited the accompanying Historical Statement of Revenues and Certain Direct Operating Expenses of the medical office building (the "Treasure Coast Medical Pavilion") to be acquired pursuant to the purchase agreement dated March 7, 2016, between CHCT Florida, LLC, a subsidiary of Community Healthcare Trust Incorporated, and Medical Mall Associates of Martin County, LTD and the related notes ("Historical Statement") for the year ended December 31, 2015.

Management's Responsibility for the Historical Statement

        Management is responsible for the preparation and fair presentation of the Historical Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Historical Statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on this Historical Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Statement is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Historical Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Historical Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Statement.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the Historical Statement referred to above presents fairly, in all material respects, the revenues and certain direct operating expenses, as described in Note 2, of the Treasure Coast Medical Pavilion for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

        The accompanying Historical Statement was prepared for the purpose of complying with rules and regulations of the Securities and Exchange Commission as described in Note 2, and is not intended to be a complete presentation of the Treasure Coast Medical Pavilion's revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Nashville, Tennessee
March 24, 2016

Treasure Coast Medical Pavilion

Historical Statements of Revenues and Certain Direct Operating Expenses

For the Year ended December 31, 2015

For the Year Ended December 31, 2015
Revenues:
Rental income	$804,734
Operating expense recoveries	279,099

1,083,833
Certain direct operating expenses:
Real estate taxes	118,121
Management fees	51,883
Insurance	38,481
Utilities	14,570
Grounds maintenance	12,425
Maintenance and repairs	11,436
Janitorial	10,200
Trash service	10,696
Other	11,287

279,099

Revenues in excess of certain direct operating expenses	$804,734

See accompanying notes to historical statement of revenues and certain direct operating expenses.

Treasure Coast Medical Pavilion

Notes to Historical Statement of Revenues and Certain Direct Operating Expenses

(1) Business

        The medical office building ("Treasure Coast Medical Pavilion") to be acquired from Medical Mall Associates of Martin County, LTD is located in Jensen Beach, Florida.

(2) Basis of Presentation

        The accompanying Historical Statement of Revenues and Certain Direct Operating Expenses ("Historical Statement") has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and is not intended to be a complete presentation of Treasure Coast Medical Pavilion's revenues and expenses. The Historical Statement has been prepared on the accrual basis of accounting and required management of the Treasure Coast Medical Pavilion to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3) Revenues

        The Treasure Coast Medical Pavilion is a medical office building and is occupied under various lease agreements with various healthcare providers that expire through 2020. The leases are accounted for as operating leases. The leases include provisions for base rent and provisions under which the tenant either pays directly, or reimburses the lessor, for common area maintenance and other operating costs, real estate taxes, and insurance. Base rent is recognized over the life of the lease agreement on a straight-line basis. Revenues on the Historical Statement includes a reduction of rental income related to straight-line rent of approximately $50,000 for the year ended December 31, 2015. Revenues related to reimbursed costs are recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases have various renewal options.

        Future minimum lease payments due under the non-cancelable operating lease at December 31, 2015 were as follows:

2016	$470,315
2017	435,277
2018	435,277
2019	435,276
2020	108,819

Total	$1,884,964

        Leases generally require reimbursement of the tenant's proportional share of common area maintenance, real estate taxes and other operating expenses, which are excluded from the amounts above.

(4) Certain Direct Operating Expenses

        Certain direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Treasure Coast Medical Pavilion. Certain direct operating expenses include real estate taxes, management fees, insurance, utilities, ground maintenance, maintenance and repairs, janitorial, trash service and other expenses which are charged to operations as incurred. Costs such as depreciation, amortization, and professional fees are excluded from the Historical Statement. Also, costs paid directly by the tenants are excluded from the Historical Statement.

(5) Subsequent Events

        Treasure Coast Medical Pavilion evaluated subsequent events through March 24, 2016, the date the financial statements were available to be issued.

Rockside Medical

Historical Statement of Revenues and Certain Direct Operating Expenses

For the Year ended December 31, 2015

Independent Auditor's Report

Board of Directors and Stockholders
Community Healthcare Trust Incorporated
Franklin, Tennessee

        We have audited the accompanying Historical Statement of Revenues and Certain Direct Operating Expenses of the medical office building ("Rockside Medical") to be acquired pursuant to the purchase agreement dated December 15, 2015, between CHCT Ohio, LLC, a subsidiary of Community Healthcare Trust Incorporated, and Sally Dennison Willard, Trustee and the related notes ("Historical Statement") for the year ended December 31, 2015.

Management's Responsibility for the Historical Statement

        Management is responsible for the preparation and fair presentation of the Historical Statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Historical Statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on this Historical Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Statement is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Historical Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Historical Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Statement.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the Historical Statement referred to above presents fairly, in all material respects, the revenues and certain direct operating expenses, as described in Note 2, of Rockside Medical for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

        The accompanying Historical Statement was prepared for the purpose of complying with rules and regulations of the Securities and Exchange Commission as described in Note 2, and is not intended to be a complete presentation of Rockside Medical's revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Nashville, Tennessee
March 24, 2016

Rockside Medical

Historical Statement of Revenues and Certain Direct Operating Expenses

For the Year ended December 31, 2015

For the Year Ended December 31, 2015
Revenues:
Rental income	$1,113,866
Operating expense recoveries	144,575

1,258,441
Certain direct operating expenses:
Utilities	205,692
Real estate taxes	101,783
Maintenance and repairs	74,829
Management fees	50,000
Landscaping	22,875
Other	18,652

473,831

Revenues in excess of certain direct operating expenses	$784,610

See accompanying notes to historical statement of revenues and certain direct operating expenses.

Rockside Medical

Notes to Historical Statement of Revenues and Certain Direct Operating Expenses

(1) Business

        The medical office building ("Rockside Medical") to be acquired from Sally Dennison Willard, Trustee is located in Independence, Ohio.

(2) Basis of Presentation

        The accompanying Historical Statement of Revenues and Certain Direct Operating Expenses ("Historical Statement") has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and is not intended to be a complete presentation of Rockside Medical's revenues and expenses. The Historical Statement has been prepared on the accrual basis of accounting and required management of Rockside Medical to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3) Revenues

        Rockside Medical is a medical office building and is occupied under various lease agreements with various healthcare providers that expire through 2019. The leases are accounted for as operating leases. The leases include provisions for base rent and provisions under which the tenant either pays directly, or reimburses the lessor, for common area maintenance and other operating costs, real estate taxes, and insurance. Base rent is recognized over the life of the lease agreement on a straight-line basis. Revenues on the Historical Statement includes a reduction of rental income related to straight-line rent of approximately $10,050 for the year ended December 31, 2015. Revenues related to reimbursed costs are recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases have various renewal options.

        Future minimum lease payments due under the non-cancelable operating lease at December 31, 2015 were as follows:

Year ending December 31,
2016	$1,093,327
2017	774,722
2018	279,475
2019	142,427

Total	$2,289,951

        Leases generally require reimbursement of the tenant's proportional share of common area maintenance, real estate taxes and other operating expenses, which are excluded from the amounts above.

(4) Certain Direct Operating Expenses

        Certain direct operating expenses include only those costs expected to be comparable to the proposed future operations of Rockside Medical. Certain direct operating expenses include utilities, real estate taxes, maintenance and repairs, management fees, landscaping, and other expenses which are charged to operations as incurred. Costs such as depreciation, amortization, and professional fees are excluded from the Historical Statement. Also, costs paid directly by the tenants are excluded from the Historical Statement.

(5) Subsequent Events

        Rockside Medical evaluated subsequent event's through March 24, 2016, the date the financial statements were available to be issued.

        Until May 1, 2016 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

COMMUNITY HEALTHCARE TRUST
INCORPORATED

4,500,000 Shares of Common Stock

PROSPECTUS

Sandler O'Neill + Partners, L.P.

Evercore ISI

SunTrust Robinson Humphrey

BB&T Capital Markets

Janney Montgomery Scott

Oppenheimer & Co.

April 6, 2016